As of September 30, 2003

SEMI-ANNUAL REPORT



PACIFIC FUNDS

TABLE OF CONTENTS

PACIFIC FUNDS

PACIFIC FUNDS
PF AIM BLUE CHIP FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. COMMON STOCKS - 91.56%		
Consumer Discretionary - 14.73%		
Apollo Group Inc 'A' *	2,100	$138,663
Bed Bath & Beyond Inc *	3,300	125,994
Best Buy Co Inc *	2,300	109,296
Carnival Corp	2,200	72,358
Clear Channel Communications Inc	1,800	68,940
eBay Inc *	1,900	101,669
International Game Technology	2,800	78,820
Nike Inc 'B'	1,100	66,902
Omnicom Group Inc	1,800	129,330
Staples Inc *	3,700	87,875
Target Corp	2,500	94,075
The Gap Inc	4,400	75,328
The Home Depot Inc	7,100	226,135
Viacom Inc 'B'	5,500	210,650
Wal-Mart Stores Inc	7,500	418,875
		2,004,910
Consumer Staples - 5.97%		
Anheuser-Busch Cos Inc	1,900	93,746
Colgate-Palmolive Co	2,400	134,136
PepsiCo Inc	2,100	96,243
Procter & Gamble Co	3,000	278,460
Sysco Corp	3,900	127,569
The Coca-Cola Co	1,900	81,624
		811,778
Energy - 0.49%		
ENSCO International Inc	2,500	67,050
Financial Services - 22.37%		
American Express Co	4,100	184,746
American International Group Inc	3,900	225,030
Bank of America Corp	3,150	245,826
Citigroup Inc **	11,400	518,814
Fannie Mae	3,000	210,600
Fifth Third Bancorp	2,100	116,487
First Data Corp	4,200	167,832
Fiserv Inc *	2,600	94,198
H&R Block Inc	1,400	60,410
J.P. Morgan Chase & Co	6,500	223,145
Merrill Lynch & Co Inc	3,700	198,061
Morgan Stanley	3,700	186,702
Prudential Financial Inc	2,600	97,136
SLM Corp	3,100	120,776
The Goldman Sachs Group Inc	2,300	192,970
Wells Fargo & Co	3,900	200,850
		3,043,583
Health Care - 15.18%		
Allergan Inc	1,700	133,841
Amgen Inc *	4,300	277,651
Boston Scientific Corp *	3,400	216,920
Johnson & Johnson	4,500	222,840
Medtronic Inc	4,100	192,372
Pfizer Inc **	12,900	391,902
St. Jude Medical Inc *	1,300	69,901
UnitedHealth Group Inc	4,100	206,312
Wyeth	4,100	189,010
Zimmer Holdings Inc *	3,000	165,300
		2,066,049

	Shares	Value
Integrated Oils - 2.45%		
Exxon Mobil Corp	9,100	$333,060
Materials & Processing - 1.45%		
Air Products & Chemicals Inc	1,700	76,670
Alcoa Inc	2,800	73,248
E.I. du Pont de Nemours & Co	1,200	48,012
		197,930
Multi-Industry - 3.79%		
General Electric Co **	13,100	390,511
Schlumberger Ltd	2,600	125,840
		516,351
Producer Durables - 4.62%		
Applied Materials Inc *	8,200	148,748
KLA-Tencor Corp *	2,100	107,940
Lockheed Martin Corp	2,000	92,300
Novellus Systems Inc *	3,000	101,250
United Technologies Corp	2,300	177,744
		627,982
Technology - 18.09%		
Analog Devices Inc *	3,200	121,664
Cisco Systems Inc *	19,000	371,260
Computer Associates International Inc	2,300	60,053
Dell Inc *	6,900	230,391
EMC Corp MA *	6,800	85,884
Intel Corp	11,600	319,116
International Business Machines Corp	1,950	172,244
Linear Technology Corp	3,300	118,173
Microchip Technology Inc	3,400	81,396
Microsoft Corp	17,900	497,441
Oracle Corp *	11,800	132,396
VERITAS Software Corp *	5,400	169,560
Xilinx Inc *	3,600	102,636
		2,462,214
Utilities - 2.42%		
AT&T Wireless Services Inc *	5,600	45,808
Dominion Resources Inc VA	1,100	68,090
FPL Group Inc	1,100	69,520
SBC Communications Inc	3,500	77,875
The Southern Co	2,300	67,436
		328,729
Total U.S. Common Stocks (Cost $12,107,231)		12,459,636
FOREIGN COMMON STOCKS - 2.57%		
Barbados - 0.52%		
Nabors Industries Ltd *	1,900	70,794
Canada - 0.61%		
Canadian National Railway Co	1,600	83,232
Israel - 0.76%		
Teva Pharmaceutical Industries Ltd ADR	1,800	102,870

	Shares	Value
United Kingdom - 0.68%		
Vodafone Group PLC ADR	4,600	$93,150
Total Foreign Common Stocks (Cost $342,237)		350,046
	Principal Amount	
SHORT-TERM INVESTMENTS - 5.27%		
U.S. Government Agency Issues - 4.90%		
Federal Home Loan Bank 1.000% due 10/01/03	$667,000	667,000
U.S. Treasury Bill - 0.37%		
0.930% due 12/18/03 **	50,000	49,908
Total Short-Term Investments (Cost $716,900)		716,908
TOTAL INVESTMENTS - 99.40% (Cost $13,166,368)		13,526,590
OTHER ASSETS AND LIABILITIES, NET - 0.60%		81,317
NET ASSETS - 100.00%		$13,607,907

Note to Schedule of Investments

(a) Securities with an approximate aggregate market value of $884,882 were segregated with the custodian to cover margin requirements for the following open futures contracts at September 30, 2003:

Type	Number of Contracts	Unrealized Depreciation
S&P EMINI Futures (12/03)	4	($6,165)

PACIFIC FUNDS
PF AIM AGGRESSIVE GROWTH FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. COMMON STOCKS - 91.79%		
Autos & Transportation - 3.71%		
C.H. Robinson Worldwide Inc	1,600	$59,536
Expeditors International of Washington Inc	1,880	64,691
Gentex Corp *	2,700	94,068
Lear Corp *	850	44,744
		263,039
Consumer Discretionary - 24.42%		
99 Cents Only Stores *	500	16,170
Aeropostale Inc *	600	16,230
Apollo Group Inc 'A' *	1,125	74,284
Bed Bath & Beyond Inc *	2,050	78,269
Belo Corp 'A'	1,500	36,375
Best Buy Co Inc *	1,850	87,912
Brinker International Inc *	1,500	50,040
CBRL Group Inc	400	14,192
CDW Corp	3,140	181,304
Chico's FAS Inc *	650	19,916
Corporate Executive Board Co *	900	42,255
Dollar Tree Stores Inc *	600	20,100
eBay Inc *	600	32,106
Fastenal Co	3,780	142,884
Fisher Scientific International Inc *	3,950	156,775
Getty Images Inc *	1,700	59,772
Harman International Industries Inc	400	39,340
Iron Mountain Inc *	1,605	57,619
Marvel Enterprises Inc *	2,100	46,725
Pacific Sunwear of California Inc *	2,350	48,551
Regis Corp	1,000	32,100
Robert Half International Inc *	4,000	78,000
Sonic Corp *	935	23,637
Staples Inc *	4,100	97,375
Starbucks Corp *	1,540	44,352
The Cheesecake Factory Inc *	900	32,553
The Men's Wearhouse Inc *	900	23,085
Tractor Supply Co *	1,900	62,339
Univision Communications Inc 'A' *	1,385	44,223
Westwood One Inc *	650	19,623
Williams-Sonoma Inc *	1,920	51,802
		1,729,908
Energy - 4.75%		
ENSCO International Inc	1,950	52,299
National-Oilwell Inc *	2,450	44,443
Newfield Exploration Co *	1,320	50,912
Patterson-UTI Energy Inc *	1,840	49,809
Pride International Inc *	2,460	41,697
Smith International Inc *	1,600	57,568
XTO Energy Inc	1,900	39,881
		336,609
Financial Services - 22.36%		
Affiliated Computer Services Inc 'A' *	2,000	97,380
Alliance Data Systems Corp *	2,000	52,800
Brown & Brown Inc	590	18,160
CheckFree Corp *	2,500	50,000
Chicago Mercantile Exchange	875	60,209
Doral Financial Corp	1,130	53,110
DST Systems Inc *	950	35,720
Fair Isaac Corp	1,250	73,700
Fiserv Inc *	4,100	148,543
HCC Insurance Holdings Inc	670	19,484
Investors Financial Services Corp	3,580	112,412
Legg Mason Inc	2,080	150,176
Lehman Brothers Holdings Inc	1,700	117,436
MGIC Investment Corp	1,250	$65,087
Moody's Corp	1,100	60,467
New York Community Bancorp Inc	1,300	40,963
Paychex Inc	2,350	79,735
Southwest Bancorp of Texas Inc	950	34,685
SunGard Data Systems Inc *	4,000	105,240
T. Rowe Price Group Inc	1,700	70,142
TCF Financial Corp	400	19,180
The Bear Stearns Cos Inc	1,600	119,680
		1,584,309
Health Care - 17.38%		
Aetna Inc	1,000	61,030
AmerisourceBergen Corp	1,340	72,427
Caremark Rx Inc *	4,000	90,400
Community Health Systems Inc *	860	18,662
Express Scripts Inc *	1,850	113,127
First Health Group Corp *	1,430	37,395
Health Management Associates Inc 'A'	2,310	50,381
Invitrogen Corp *	700	40,593
Lincare Holdings Inc *	940	34,451
Medicis Pharmaceutical Corp 'A'	1,560	91,416
MedImmune Inc *	400	13,204
Omnicare Inc	3,200	115,392
Patterson Dental Co *	920	52,974
ResMed Inc *	3,200	140,736
St. Jude Medical Inc *	900	48,393
The Cooper Companies Inc	1,200	48,900
Varian Medical Systems Inc *	780	44,834
Zimmer Holdings Inc *	2,850	157,035
		1,231,350
Materials & Processing - 2.79%		
Hercules Inc *	2,400	27,192
Jacobs Engineering Group Inc *	2,700	121,770
The Valspar Corp	1,050	48,983
		197,945
Multi-Industry - 0.60%		
Eaton Corp	475	42,095
Producer Durables - 3.64%		
AGCO Corp *	3,800	65,132
Danaher Corp	2,350	173,571
Waters Corp *	700	19,201
		257,904
Technology - 12.14%		
Adobe Systems Inc	950	37,297
Altera Corp *	2,100	39,690
Avocent Corp *	1,900	57,551
Broadcom Corp 'A' *	1,500	39,930
CACI International Inc 'A' *	1,400	59,990
Comverse Technology Inc *	2,100	31,416
Integrated Circuit Systems Inc *	1,100	33,044
Intersil Corp 'A' *	1,200	28,560
JDS Uniphase Corp *	10,600	38,160
L-3 Communications Holdings Inc *	800	34,600
Linear Technology Corp	1,600	57,296
Macromedia Inc *	1,500	37,110
Mercury Interactive Corp *	900	40,869
Microchip Technology Inc	1,625	38,902
National Instruments Corp	850	34,212
QLogic Corp *	700	32,907
Rockwell Automation Inc	1,600	42,000
Symantec Corp *	950	59,869

See Notes to Financial Statements

See explanation of symbols on A-31

	Shares	Value
The Reynolds & Reynolds Co 'A'	1,150	$31,683
UTStarcom Inc *	2,670	84,933
		860,019
Total U.S. Common Stocks		
(Cost $5,586,343)		6,503,178

FOREIGN COMMON STOCKS - 3.01%

Barbados - 0.68%

Nabors Industries Ltd *	1,300	48,438

Bermuda - 0.69%

Marvell Technology Group Ltd *	1,300	49,075

Canada - 1.16%

Cognos Inc *	1,500	46,530
Moore Wallace Inc *	2,500	35,500
		82,030

Israel - 0.48%

Taro Pharmaceutical Industries Ltd *	600	33,816

Total Foreign Common Stocks		
(Cost $206,570)		213,359

	Principal Amount	

SHORT-TERM INVESTMENT - 4.37%

U.S. Government Agency Issues - 4.37%

Federal Home Loan Bank		
1.000% due 10/01/03	$310,000	310,000

Total Short-Term Investment		
(Cost $310,000)		310,000

TOTAL INVESTMENTS - 99.17%		
(Cost $6,102,913)		7,026,537

OTHER ASSETS AND LIABILITIES, NET - 0.83%		58,619

NET ASSETS - 100.00%		$7,085,156

PACIFIC FUNDS
PF INVESCO HEALTH SCIENCES FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. COMMON STOCKS - 78.82%		
Consumer Staples - 3.29%		
Procter & Gamble Co	2,300	$213,486
Health Care - 74.54%		
Abbott Laboratories	4,860	206,793
AdvancePCS *	1,500	68,355
Aetna Inc	3,200	195,296
Allergan Inc	1,700	133,841
Amgen Inc *	3,800	245,366
Anthem Inc *	2,700	192,591
Barr Laboratories Inc *	1,600	109,136
Biomet Inc	3,800	127,718
Boston Scientific Corp *	3,400	216,920
Bristol-Myers Squibb Co	5,000	128,300
C.R. Bard Inc	1,700	120,700
Caremark Rx Inc *	2,900	65,540
Chiron Corp *	1,800	93,042
Community Health Systems Inc *	3,000	65,100
Conventry Health Care Inc *	1,900	100,206
Eli Lilly & Co	1,600	95,040
Express Scripts Inc *	500	30,575
Forest Laboratories Inc *	2,800	144,060
Genentech Inc *	1,600	128,224
Genzyme Corp *	2,600	120,250
Gilead Sciences Inc *	2,280	127,520
Health Management Associates Inc 'A'	5,400	117,774
Health Net Inc *	2,400	76,008
ICN Pharmaceuticals Inc	1,800	30,888
Invitrogen Corp *	1,100	63,789
Johnson & Johnson	2,540	125,781
Medco Health Solutions Inc *	3,089	80,098
Medtronic Inc	3,700	173,604
Merck & Co Inc	1,900	96,178
Mid Atlantic Medical Services Inc *	1,500	77,145
Pfizer Inc	4,300	130,634
Pharmaceutical Resources Inc *	1,500	102,330
Stryker Corp	1,400	105,434
Triad Hospitals Inc *	2,100	63,588
UnitedHealth Group Inc	4,000	201,280
Universal Health Services Inc 'B' *	1,300	64,285
Varian Medical Systems Inc *	2,120	121,858
WellPoint Health Networks Inc *	2,500	192,700
Wyeth	3,100	142,910
Zimmer Holdings Inc *	2,760	152,076
		4,832,933
Technology - 0.99%		
Biotech HOLDRs Trust	500	64,520
Total U.S. Common Stocks (Cost $4,462,301)		5,110,939
FOREIGN COMMON STOCKS - 16.97%		
Israel - 3.63%		
Teva Pharmaceutical Industries Ltd ADR	4,120	235,458
Switzerland - 8.31%		
Alcon Inc	3,700	$207,755
Novartis AG ADR	3,400	132,056
Roche Holding AG	2,400	198,996
		538,807
United Kingdom - 5.03%		
AstraZeneca PLC ADR	4,200	182,280
Shire Pharmaceuticals Group PLC ADR *	5,500	121,605
Smith & Nephew PLC	3,400	22,369
		326,254
Total Foreign Common Stocks (Cost $904,612)		1,100,519
SHORT-TERM INVESTMENT - 2.87%		
Cash Equivalent - 2.87%		
BlackRock Provident Institutional TempCash	185,966	185,966
Total Short-Term Investment (Cost $185,966)		185,966
TOTAL INVESTMENTS - 98.66% (Cost $5,552,879)		6,397,424
OTHER ASSETS AND LIABILITIES, NET - 1.34%		86,681
NET ASSETS - 100.00%		$6,484,105

See Notes to Financial Statements

See explanation of symbols on A-31

PACIFIC FUNDS
PF INVESCO TECHNOLOGY FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. COMMON STOCKS - 83.91%		
Consumer Discretionary - 9.04%		
Amazon.com Inc *	1,300	$62,868
AOL Time Warner Inc *	2,800	42,308
eBay Inc *	1,500	80,265
Electronic Arts Inc *	600	55,338
InterActiveCorp *	1,780	58,829
VeriSign Inc *	5,500	74,085
Yahoo! Inc *	3,000	106,140
		479,833
Financial Services - 2.67%		
Fair Isaac Corp	500	29,480
First Data Corp	1,500	59,940
Fiserv Inc *	700	25,361
Paychex Inc	800	27,144
		141,925
Health Care - 1.99%		
Boston Scientific Corp *	800	51,040
Genentech Inc *	400	32,056
Gilead Sciences Inc *	400	22,372
		105,468
Producer Durables - 6.13%		
Applied Materials Inc *	5,300	96,142
Axcelis Technologies Inc *	1,050	8,673
KLA-Tencor Corp *	1,200	61,680
Lam Research Corp *	2,600	57,590
Lexmark International Inc *	400	25,204
Novellus Systems Inc *	1,000	33,750
Teradyne Inc *	1,700	31,620
Thermo Electron Corp *	500	10,850
		325,509
Technology - 62.11%		
Adobe Systems Inc	1,500	58,890
ADTRAN Inc	405	24,778
Advanced Fibre Communications Inc *	400	8,388
Agere Systems Inc 'A' *	2,700	8,289
Altera Corp *	3,200	60,480
Amphenol Corp 'A' *	500	26,025
Analog Devices Inc *	900	34,218
Anteon International Corp *	800	24,480
Apple Computer Inc *	1,400	28,882
Avaya Inc *	3,000	32,700
BEA Systems Inc *	7,400	89,170
Broadcom Corp 'A' *	2,100	55,902
Cisco Systems Inc *	13,000	254,020
Citrix Systems Inc *	300	6,624
Computer Associates International Inc	1,600	41,776
Corning Inc *	5,300	49,926
Cypress Semiconductor Corp *	1,900	33,592
Dell Inc *	4,400	146,916
EMC Corp MA *	13,400	169,242
Emulex Corp *	2,300	58,581
Extreme Networks Inc *	1,700	10,727
Fairchild Semiconductor International Inc *	500	8,290
Foundry Networks Inc *	1,100	23,661
Hewlett-Packard Co	2,300	44,528
Integrated Circuit Systems Inc *	1,200	36,048
Intel Corp	9,400	258,594
Intergraph Corp *	800	18,624
International Business Machines Corp	1,000	88,330
International Rectifier Corp *	400	$14,976
Intersil Corp 'A' *	1,700	40,460
Intuit Inc *	1,300	62,712
Jabil Circuit Inc *	2,000	52,100
Juniper Networks Inc *	3,100	46,252
KEMET Corp *	900	11,466
Linear Technology Corp	2,000	71,620
LSI Logic Corp *	700	6,293
Macromedia Inc *	2,100	51,954
Maxim Integrated Products Inc	1,800	71,100
McDATA Corp 'A' *	2,800	33,516
Mercury Interactive Corp *	1,100	49,951
Microchip Technology Inc	1,500	35,910
Microsoft Corp	2,100	58,359
National Semiconductor Corp *	1,900	61,351
NetScreen Technologies Inc *	600	13,338
Network Appliance Inc *	5,000	102,650
Oracle Corp *	5,800	65,076
PMC-Sierra Inc *	1,200	15,829
QLogic Corp *	1,000	47,010
QUALCOMM Inc	2,000	83,280
SanDisk Corp *	700	44,618
Sanmina-SCI Corp *	4,100	39,770
Scientific-Atlanta Inc	600	18,690
Siebel Systems Inc *	3,400	33,048
Solectron Corp *	3,100	18,135
Sonus Networks Inc *	900	6,237
Symantec Corp *	1,240	78,145
Synopsys Inc *	1,200	36,924
Texas Instruments Inc	3,900	88,920
UTStarcom Inc *	600	19,086
VERITAS Software Corp *	3,100	97,340
Vishay Intertechnology Inc *	1,100	19,272
Vitesse Semiconductor Corp *	7,600	48,640
Xilinx Inc *	1,800	51,318
		3,297,027
Utilities - 1.97%		
AT&T Wireless Services Inc *	3,600	29,448
Nextel Communications Inc 'A' *	2,100	41,349
Nextel Partners Inc 'A' *	2,300	18,055
Sprint Corp-PCS Group *	2,800	16,044
		104,896
Total U.S. Common Stocks (Cost $3,445,489)		4,454,658
FOREIGN COMMON STOCKS - 13.71%		
Bermuda - 1.09%		
Accenture Ltd 'A' *	900	20,106
Marvell Technology Group Ltd *	1,000	37,750
		57,856
Canada - 2.19%		
Celestica Inc *	2,000	31,720
Cognos Inc *	1,200	37,224
Nortel Networks Corp *	11,600	47,560
		116,504
Cayman Islands - 1.65%		
Seagate Technology	3,210	87,312

See Notes to Financial Statements

See explanation of symbols on A-31

	Shares	Value
Finland - 0.73%		
Nokia OYJ ADR	2,500	$39,000
France - 1.43%		
Alcatel SA ADR	4,300	50,869
Business Objects SA ADR *	1,000	24,950
		75,819
Israel - 0.43%		
Teva Pharmaceutical Industries Ltd ADR	400	22,860
Netherlands - 0.67%		
ASML Holding NV 'NY' *	2,700	35,451
Singapore - 1.64%		
Chartered Semiconductor Manufacturing Ltd ADR *	1,400	11,900
Flextronics International Ltd *	5,300	75,154
		87,054
South Korea - 0.64%		
Samsung Electronics Co Ltd GDR	200	34,082
Sweden - 0.83%		
Telefonaktiebolaget LM Ericsson ADR *	3,000	44,040
Taiwan - 1.43%		
Taiwan Semiconductor Manufacturing Co Ltd ADR *	5,511	59,684
United Microelectronics Corp ADR *	3,572	16,110
		75,794
United Kingdom - 0.98%		
Amdocs Ltd *	1,900	35,720
Vodafone Group PLC ADR	800	16,200
		51,920
Total Foreign Common Stocks (Cost $637,404)		727,692

	Notional Amount	
PURCHASED PUT OPTIONS - 0.09%		
eBay Inc (CBOE) Strike @ 52.50 Exp 10/18/03 12 Contracts	$1,200	1,500
Nasdaq 100 Index Fund Shares (CBOE) Strike @ 27.00 Exp 10/18/03 40 Contracts	4,000	200
Nasdaq 100 Index Fund Shares (CBOE) Strike @ 33.00 Exp 10/18/03 25 Contracts	2,500	3,125
Total Purchased Put Options (Cost $7,255)		4,825

	Shares	Value
SHORT-TERM INVESTMENT - 0.74%		
Cash Equivalent - 0.74%		
BlackRock Provident Institutional TempCash	39,160	$39,160
Total Short-Term Investment (Cost $39,160)		39,160
TOTAL INVESTMENTS - 98.45% (Cost $4,129,308)		5,226,335
OTHER ASSETS AND LIABILITIES, NET - 1.55%		82,244
NET ASSETS - 100.00%		$5,308,579

Notes to Schedule of Investments

(a) Transactions in written options for the period ended September 30, 2003, were as follows:

	Number of Contracts	Premium
Outstanding, March 31, 2003	16	$2,272
Options Written	48	7,334
Options Expired	(15)	(2,130)
Options Repurchased	(37)	(5,673)
Outstanding, September 30, 2003	12	$1,803

(b) Premiums received and value of written options outstanding at September 30, 2003:

Type	Notional Amount	Premium	Value
Call - CBOE eBay Inc Strike @ 57.50 Exp 10/18/03	$1,200	$1,803	$720

See Notes to Financial Statements

See explanation of symbols on A-31

PACIFIC FUNDS
PF JANUS GROWTH LT FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. COMMON STOCKS - 76.50%		
Autos & Transportation - 0.42%		
Kansas City Southern *	2,315	$25,627
Polaris Industries Inc	180	13,347
		38,974
Consumer Discretionary - 22.14%		
Allied Waste Industries Inc *	4,830	52,164
Amazon.com Inc *	3,930	190,055
AOL Time Warner Inc *	15,080	227,859
Avon Products Inc	1,940	125,246
Best Buy Co Inc *	550	26,136
Dollar Tree Stores Inc *	4,075	136,512
EchoStar Communications Corp 'A' *	3,065	117,298
Electronic Arts Inc *	690	63,639
Harman International Industries Inc	430	42,290
International Game Technology	1,715	48,277
Kohl's Corp *	720	38,520
Lamar Advertising Co *	275	8,068
Liberty Media Corp 'A' *	53,371	532,109
Marvel Enterprises Inc *	720	16,020
Starwood Hotels & Resorts Worldwide Inc	1,745	60,726
The TJX Cos Inc	2,365	45,928
Yahoo! Inc *	7,410	262,166
Yum! Brands Inc *	2,375	70,348
		2,063,361
Consumer Staples - 0.47%		
Whole Foods Market Inc *	795	43,868
Energy - 0.45%		
BJ Services Co *	1,235	42,200
Financial Services - 13.44%		
American International Group Inc	940	54,238
Berkshire Hathaway Inc 'B' *	140	349,440
Citigroup Inc	2,870	130,613
E*TRADE Group Inc *	6,015	55,699
Fannie Mae	1,755	123,201
Fifth Third Bancorp	2,225	123,421
Franklin Financial Corp	125	3,864
Freddie Mac	2,105	110,197
The Allstate Corp	3,135	114,521
The Goldman Sachs Group Inc	2,240	187,936
		1,253,130
Health Care - 14.20%		
Anthem Inc *	2,075	148,010
Caremark Rx Inc *	3,435	77,631
Celgene Corp *	185	8,016
Forest Laboratories Inc *	4,930	253,648
Guidant Corp	3,350	156,947
INAMED Corp *	185	13,588
Medco Health Solutions Inc *	3,615	93,737
MedImmune Inc *	1,150	37,961
Medtronic Inc	3,480	163,282
Pfizer Inc	5,275	160,255
SICOR Inc *	1,120	21,594
UnitedHealth Group Inc	3,750	188,700
		1,323,369
Integrated Oils - 1.70%		
Murphy Oil Corp	2,690	$158,038
Producer Durables - 4.05%		
Applied Materials Inc *	3,680	66,755
Lockheed Martin Corp	3,560	164,294
Northrop Grumman Corp	1,210	104,326
Novellus Systems Inc *	1,260	42,525
		377,900
Technology - 13.95%		
Apple Computer Inc *	4,170	86,027
CIENA Corp *	5,560	32,860
Cisco Systems Inc *	13,625	266,233
Computer Associates International Inc	14,075	367,498
Corning Inc *	3,200	30,144
Intuit Inc *	650	31,356
Microsoft Corp	6,840	190,084
NVIDIA Corp *	725	11,535
Symantec Corp *	1,520	95,790
Synopsys Inc *	2,900	89,233
Texas Instruments Inc	4,370	99,636
		1,300,396
Utilities - 5.68%		
Cablevision Systems Corp 'A' *	11,898	215,354
Comcast Corp Special 'A' *	7,210	212,983
Cox Communications Inc 'A' *	3,195	101,026
		529,363
Total U.S. Common Stocks (Cost $6,162,308)		7,130,599
FOREIGN COMMON STOCKS - 11.95%		
Bermuda - 0.32%		
Accenture Ltd 'A' *	1,330	29,712
Canada - 2.43%		
Canadian National Railway Co	2,715	141,234
EnCana Corp	2,362	85,591
		226,825
Finland - 2.64%		
Nokia OYJ ADR	15,770	246,012
France - 0.45%		
LVMH Moet Hennessy Louis Vuitton SA	672	41,751
Russia - 0.28%		
YUKOS ADR	440	25,960
South Korea - 2.95%		
Internet Auction Co Ltd *	340	14,633
Samsung Electronics Co Ltd GDR	1,525	259,879
		274,512

See Notes to Financial Statements

See explanation of symbols on A-31

	Shares	Value
Switzerland - 2.88%		
Givaudan SA	132	$55,873
Roche Holding AG	2,568	212,926
		268,799
Total Foreign Common Stocks		
(Cost $1,043,614)		1,113,571

	Principal Amount	
SHORT-TERM INVESTMENTS - 11.21%		
U.S. Government Agency Issues - 10.73%		
Fannie Mae		
1.050% due 10/01/03	$1,000,000	1,000,000

	Shares	
Cash Equivalents - 0.48%		
BlackRock Provident Institutional TempCash	22,477	22,477
BlackRock Provident Institutional TempFund	22,476	22,476
		44,953
Total Short-Term Investments		
(Cost $1,044,953)		1,044,953
TOTAL INVESTMENTS - 99.66%		
(Cost $8,250,875)		9,289,123
OTHER ASSETS AND LIABILITIES, NET - 0.34%		31,539
NET ASSETS - 100.00%		$9,320,662

Notes to Schedule of Investments

(a) Forward foreign currency contracts outstanding at September 30, 2003 were
as follows:

Contracts to Sell	Currency	Principal Amount Covered by Contracts	Expiration	Unrealized Depreciation
Sell	CHF	70,000	03/04	($1,323)
Sell	EUR	65,000	03/04	(2,139)
				($3,462)

(b) Principal amount denoted in the indicated currency:

    CHF – Swiss Franc
    EUR – Euro dollar

See Notes to Financial Statements

PACIFIC FUNDS
PF LAZARD INTERNATIONAL VALUE FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
COMMON STOCKS - 98.99%		
Denmark - 2.08%		
Danske Bank AS	16,000	$304,883
Finland - 3.99%		
Nokia OYJ	38,000	585,024
France - 10.67%		
Aventis SA ADR	5,500	285,344
AXA	16,100	271,302
Societe Generale	6,500	432,980
Total SA	3,800	573,518
		1,563,144
Germany - 1.95%		
Siemens AG	4,800	285,865
Ireland - 3.14%		
Allied Irish Banks PLC	31,217	459,875
Italy - 6.09%		
ENI SPA	38,700	591,294
Sanpaolo IMI SPA	30,100	300,053
		891,347
Japan - 6.26%		
Canon Inc	8,800	430,095
Kao Corp	23,000	485,879
		915,974
Netherlands - 10.06%		
ABN Amro Holding NV	24,800	457,762
Heineken NV	16,100	584,790
Royal Dutch Petroleum Co 'NY'	9,800	430,369
		1,472,921
Spain - 2.99%		
Endesa SA	28,300	437,337
Switzerland - 17.37%		
Compagnie Financiere Richemont AG 'A'	14,500	288,215
Nestle SA	2,700	622,544
Novartis AG	11,200	433,369
Roche Holding AG	3,700	306,785
Swiss Reinsurance	4,600	292,239
UBS AG	10,700	600,373
		2,543,525
United Kingdom - 34.39%		
Barclays PLC	80,100	614,490
BP PLC	63,800	437,771
Cadbury Schweppes PLC	97,142	597,151
Diageo PLC	57,200	617,235
GlaxoSmithKline PLC	28,900	599,703
HSBC Holdings PLC	46,359	611,162
Tesco PLC	83,600	334,733
Unilever PLC	71,400	$609,729
Vodafone Group PLC	307,700	613,457
		5,035,431
Total Common Stocks (Cost $13,358,738)		14,495,326
SHORT-TERM INVESTMENTS - 2.60%		
Cash Equivalents - 2.60%		
BlackRock Provident Institutional TempCash	190,397	190,397
BlackRock Provident Institutional TempFund	190,398	190,398
		380,795
Total Short-Term Investments (Cost $380,795)		380,795
TOTAL INVESTMENTS - 101.59% (Cost $13,739,533)		14,876,121
OTHER ASSETS AND LIABILITIES, NET - (1.59%)		(232,878)
NET ASSETS - 100.00%		$14,643,243

Note to Schedule of Investments

(a) At September 30, 2003, the Fund's equity securities were diversified as a percentage of net assets as follows:

Financial Services	29.66%
Consumer Staples	22.99%
Health Care	11.10%
Integrated Oils	9.85%
Utilities	7.18%
Technology	6.93%
Energy	4.04%
Materials & Processing	3.32%
Consumer Discretionary	1.97%
Multi-Industry	1.95%
Total Equity Securities	98.99%

See Notes to Financial Statements

PACIFIC FUNDS
PF MFS GLOBAL GROWTH FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
PREFERRED STOCKS - 0.96%		
Brazil - 0.37%		
Banco Bradesco SA	2,480,000	$9,844
Banco Itau Holding Financeira SA	145,000	10,302
Caemi Mineracao e Metalurgica SA *	17,700	4,879
		25,025
Germany - 0.59%		
Porsche AG	96	40,406
Total Preferred Stocks (Cost $62,746)		65,431
COMMON STOCK RIGHTS - 0.15%		
France - 0.00%		
AXA *	1,690	78
Germany - 0.01%		
Stada Arzneimittel AG *	160	358
Japan - 0.14%		
Round One Corp *	4	9,775
Total Common Stock Rights (Cost $7,176)		10,211
COMMON STOCKS - 91.67%		
Argentina - 0.04%		
IRSA Inversiones y Representaciones SA GDR *	330	3,036
Australia - 1.07%		
APN News & Media Ltd	1,650	3,976
Australia & New Zealand Banking Group Ltd	2,914	35,404
John Fairfax Holdings Ltd	7,570	16,447
The News Corp Ltd	2,139	17,402
		73,229
Austria - 0.39%		
Erste Bank Oesterreichischen Sparkassen AG	260	26,297
Belgium - 0.61%		
Fortis	2,430	41,288
Bermuda - 0.83%		
ACE Ltd	300	9,924
Tyco International Ltd	1,800	36,774
XL Capital Ltd 'A'	130	10,067
		56,765
Brazil - 1.45%		
Brasil Telecom Participacoes SA ADR	320	12,256
Cia Siderurgica Nacional SA ADR	170	6,039
Cia Vale do Rio Doce ADR	710	$28,982
Petroleo Brasileiro SA ADR	2,240	51,363
		98,640
Canada - 1.75%		
EnCana Corp	740	26,815
Manitoba Telecom Services Inc	495	14,911
Molson Inc 'A'	1,300	32,080
Nortel Networks Corp *	2,400	9,840
Talisman Energy Inc	750	35,625
		119,271
China - 0.92%		
China Telecom Corp Ltd 'H'	50,000	12,914
Huaneng Power International Inc 'H'	24,000	32,852
PetroChina Co Ltd 'H'	50,000	16,949
		62,715
Croatia - 0.07%		
Pliva DD GDR	350	4,980
Denmark - 0.56%		
Danske Bank AS	2,010	38,301
Finland - 0.69%		
Nokia OYJ	2,030	31,253
Nokia OYJ ADR	1,000	15,600
		46,853
France - 4.92%		
Air Liquide SA	230	32,490
AXA	1,690	28,478
BNP Paribas	700	34,319
Credit Agricole SA *	650	12,664
France Telecom SA	2,870	66,010
Sanofi-Synthelabo SA	855	51,975
Societe Television Francaise 1	387	11,461
Suez SA	1,800	28,571
Total SA	460	69,426
		335,394
Germany - 1.63%		
Bayerische Motoren Werke AG	1,530	57,818
Celanese AG	698	22,963
Linde AG	530	21,825
Stada Arzneimittel AG	160	8,571
		111,177
Hong Kong - 1.05%		
China Mobile Ltd	11,500	30,295
CNOOC Ltd	8,500	14,489
Denway Motors Ltd	36,000	21,850
Hong Kong & China Gas Co Ltd	4,000	5,372
		72,006
Hungary - 0.75%		
MATAV RT ADR	670	12,522
OTP Bank RT GDR *	1,290	30,186
Richter Gedeon Vegyeszeti RT GDR	85	8,236
		50,944
India - 0.11%		
ICICI Bank Ltd ADR	737	7,783

See Notes to Financial Statements

See explanation of symbols on A-31

	Shares	Value
Indonesia - 0.43%		
P.T. Astra International Tbk *	8,500	$4,581
P.T. Bank Central Asia Tbk	8,000	3,216
P.T. Bank Mandiri Persero Tbk *	19,000	1,924
P.T. Hanjaya Mandala Sampoerna Tbk	7,000	3,773
P.T. Telekomunikasi Indonesia Tbk	23,030	15,637
		29,131
Ireland - 0.52%		
Anglo Irish Bank Corp PLC	1,995	21,346
Irish Life & Permanent PLC	1,070	14,043
		35,389
Israel - 0.26%		
Bank Hapoalim Ltd *	3,300	6,498
Check Point Software Technologies Ltd *	680	11,424
		17,922
Italy - 0.22%		
Riunione Adriatica di Sicurta SPA	1,000	15,256
Japan - 9.01%		
Aeon Credit Service Co Ltd	400	17,222
Alps Electric Co Ltd	1,000	16,220
Bridgestone Corp	2,000	26,765
Brother Industries Ltd	6,000	58,971
Chugai Pharmaceutical Co Ltd	3,400	42,395
Credit Saison Co Ltd	1,700	35,456
Fujikura Ltd	6,000	26,210
Heiwa Corp	700	10,702
Honda Motor Co Ltd	1,400	56,018
Ibiden Co Ltd	900	13,542
Japan Telecom Holdings Co Ltd	13	38,401
KDDI Corp	7	35,465
Nippon Electric Glass Co Ltd	1,000	15,352
Nippon Oil Corp	4,000	17,616
Round One Corp *	4	9,775
Stanley Electric Co Ltd	3,000	53,708
Sumitomo Bakelite Co Ltd	2,000	10,026
The Chiba Bank Ltd	4,000	15,575
Tokyo Broadcasting Systems Inc	1,400	19,324
Tokyo Gas Co Ltd	18,640	61,903
Uni-Charm Corp	400	18,905
Yahama Corp	800	15,146
		614,697
Luxembourg - 0.31%		
Tenaris SA ADR	810	21,319
Malaysia - 0.37%		
British American Tobacco Malaysia Bhd	500	5,197
IOI Corp Bhd	3,400	5,503
Resorts World Bhd	1,610	4,025
Sime Darby Bhd	5,100	6,912
TA Enterprises Bhd	16,900	3,691
		25,328
Mexico - 2.01%		
Alfa SA de CV 'A'	1,730	4,168
America Movil SA de CV 'L' ADR	740	17,101
Apasco SA de CV	790	6,048
Controladora Comercial Mexicana SA de CV	4,140	2,832
Corporacion GEO SA de CV 'B' *	2,370	10,629

	Shares	Value
Grupo Elektra SA de CV	1,010	$3,487
Grupo Financiero BBVA Bancomer SA de CV 'B' *	19,260	16,770
Grupo Financiero Inbursa SA de CV 'O' *	5,300	5,762
Grupo Modelo SA de CV 'C'	2,070	5,111
Kimberly-Clark de Mexico SA de CV 'A'	3,190	7,703
Telefonos de Mexico SA de CV 'L' ADR	1,650	50,408
TV Azteca SA de CV ADR	950	7,125
		137,144
Netherlands - 1.54%		
ABN Amro Holding NV	1,310	24,180
Fugro NV	170	8,396
Koninklijke KPN NV *	3,705	27,743
Koninklijke Philips Electronics NV	150	3,399
STMicroelectronics NV 'NY'	500	12,025
VNU NV	1,002	29,371
		105,114
Norway - 0.23%		
Gjensidige NOR ASA	450	15,625
Philippines - 0.09%		
Philippine Long Distance Telephone Co *	530	6,181
Russia - 1.29%		
JSC MMC Norilsk Nickel ADR	470	23,453
LUKOIL ADR (FTSE)	355	29,210
LUKOIL ADR (OTC) ~	80	6,582
YUKOS ADR	482	28,438
		87,683
Singapore - 1.53%		
MobilOne Ltd	10,000	8,099
Singapore Telecommunications Ltd	60,000	57,620
United Overseas Bank Ltd	5,000	38,760
		104,479
South Africa - 2.14%		
ABSA Group Ltd	2,040	10,093
African Bank Investments Ltd	2,890	3,008
Anglo American Platinum Corp Ltd	425	15,682
Barloworld Ltd	800	6,518
Bidvest Group Ltd	500	2,983
FirstRand Ltd	10,120	10,607
Impala Platinum Holdings Ltd	530	44,211
MTN Group Ltd *	2,820	8,057
Sasol Ltd	1,660	19,830
Standard Bank Group Ltd	3,880	17,826
Telkom South Africa Ltd *	1,110	6,981
		145,796
South Korea - 4.21%		
Daewoo Motor Sales Corp	810	5,655
Hana Bank	560	7,644
Hyundai Motor Co Ltd	1,460	42,017
Kia Motors Corp	640	4,451
Korea Exchange Bank *	750	3,013
KT&G Corp	700	12,537
KT&G Corp GDR ~	2,160	19,344
KT Corp ADR	560	11,161
LG Chemical Ltd	270	10,752
LG Electronics Inc	200	9,651
POSCO ADR	740	21,164
Samsung Electro-Mechanics Co Ltd	170	5,217

See Notes to Financial Statements

See explanation of symbols on A-31

	Shares	Value
Samsung Electronics Co Ltd	240	$81,798
Samsung Fire & Marine Insurance Co Ltd	190	10,639
Shinsegae Co Ltd	110	19,463
SK Telecom Co Ltd	140	22,397
		286,903
Spain - 0.86%		
Altadis SA	550	13,546
Telefonica SA	3,846	45,416
		58,962
Sweden - 1.23%		
Alfa Laval AB	1,880	22,116
Hennes & Mauritz AB 'B'	1,930	43,788
Swedish Match AB	2,340	17,848
		83,752
Switzerland - 4.91%		
Credit Suisse Group	820	26,234
Givaudan SA	31	13,122
Nestle SA	165	38,044
Novartis AG	2,830	109,503
Roche Holding AG	390	32,337
Syngenta AG	505	27,380
Synthes-Stratec Inc	28	24,806
UBS AG	1,124	63,067
		334,493
Taiwan - 1.66%		
ASUSTeK Computer Inc	3,250	8,231
China Motor Co Ltd	75	125
China Steel Corp	4,000	3,069
Chinatrust Financial Holding Co Ltd	14,650	12,541
Evergreen Marine Corp	8,160	6,478
Hon Hai Precision Industry Co Ltd	3,600	15,569
Mediatek Inc	1,350	14,835
Mega Financial Holding Co Ltd	24,000	12,370
Nan Ya Plastics Corp	9,540	11,303
Quanta Computer Inc	1,000	2,444
United Microelectronics Corp *	31,283	25,945
		112,910
Thailand - 0.40%		
Bangkok Bank PCL *	3,430	7,388
PTT Exploration & Production PCL	1,640	6,818
Siam Cement PCL	1,700	8,600
Siam Commercial Bank PCL *	4,800	4,658
		27,464
United Kingdom - 13.50%		
Amdocs Ltd *	500	9,400
Anglo American PLC	3,220	57,830
AstraZeneca PLC	3,740	157,951
Aviva PLC	4,510	34,992
Barclays PLC	5,260	40,352
BG Group PLC	7,240	30,432
BHP Billiton PLC	3,710	24,624
BP PLC ADR	1,715	72,201
British Sky Broadcasting PLC *	2,450	25,013
Diageo PLC	3,860	41,653
Intertek Group PLC	1,540	13,125
Johnston Press PLC	3,017	21,428
Kingfisher PLC	9,040	39,200
Legal & General Group PLC	19,120	29,304
NEXT PLC	1,870	34,921
Old Mutual PLC	11,740	18,091

	Shares	Value
Reckitt Benckiser PLC	2,114	$42,498
Reed Elsevier PLC	4,605	36,016
Royal Bank of Scotland Group PLC	2,922	74,276
Vodafone Group PLC	43,620	86,965
Vodafone Group PLC ADR	647	13,102
Yell Group PLC *	3,360	16,859
		920,233
United States - 28.11%		
3M Co	280	19,339
Agere Systems Inc 'B' *	5,000	14,450
American Express Co	450	20,277
American International Group Inc	600	34,620
AmerisourceBergen Corp	400	21,620
Amgen Inc *	700	45,199
Analog Devices Inc *	1,000	38,020
AOL Time Warner Inc *	970	14,657
Applied Biosystems Group - Applera Corp	400	8,924
Avon Products Inc	390	25,178
Baker Hughes Inc	500	14,795
Baxter International Inc	300	8,718
BEA Systems Inc *	300	3,615
Brinker International Inc *	310	10,342
Career Education Corp *	200	9,060
Caremark Rx Inc *	1,200	27,120
Cendant Corp *	1,120	20,933
Cisco Systems Inc *	2,630	51,390
Citigroup Inc	1,000	45,510
Clear Channel Communications Inc	800	30,640
Comcast Corp 'A' *	1,160	35,821
CVS Corp	600	18,636
Dell Inc *	740	24,709
DST Systems Inc *	300	11,280
EchoStar Communications Corp 'A' *	670	25,641
Fannie Mae	500	35,100
FedEx Corp	200	12,886
Franklin Resources Inc	300	13,263
Genentech Inc *	200	16,028
Getty Images Inc *	200	7,032
Gilead Sciences Inc *	100	5,593
GlobalSantaFe Corp	300	7,185
Guidant Corp	300	14,055
Hewlett-Packard Co	900	17,424
Intel Corp	1,200	33,012
InterActiveCorp *	700	23,135
International Business Machines Corp	380	33,565
Johnson & Johnson	290	14,361
Kohl's Corp *	620	33,170
Lamar Advertising Co *	390	11,443
Liberty Media Corp 'A' *	1,700	16,949
Linear Technology Corp	330	11,817
Lockheed Martin Corp	500	23,075
Lowe's Cos Inc	100	5,190
Manhattan Associates Inc *	100	2,589
Manpower Inc	780	28,938
Maxim Integrated Products Inc	320	12,640
MBNA Corp	500	11,400
McDonald's Corp	600	14,124
Medtronic Inc	380	17,830
Mellon Financial Corp	800	24,112
Mercury Interactive Corp *	160	7,266
Merrill Lynch & Co Inc	550	29,441
Microchip Technology Inc	500	11,970
Microsoft Corp	3,540	98,377
NetScreen Technologies Inc *	600	13,338
Network Associates Inc *	700	9,632
Northern Trust Corp	200	8,488
Novellus Systems Inc *	300	10,125
Oracle Corp *	3,070	34,445

	Shares	Value
Outback Steakhouse Inc	400	$15,148
PepsiCo Inc	780	35,747
PETsMART Inc	400	9,080
Pfizer Inc	1,410	42,836
Procter & Gamble Co	200	18,564
Reebok International Ltd	300	10,029
Schering-Plough Corp	800	12,192
Schlumberger Ltd	300	14,520
Sprint Corp-PCS Group *	2,200	12,606
Staples Inc *	400	9,500
Starbucks Corp *	400	11,520
Starwood Hotels & Resorts Worldwide Inc	570	19,836
SunGard Data Systems Inc *	760	19,996
T. Rowe Price Group Inc	200	8,252
Target Corp	600	22,578
Tenet Healthcare Corp *	600	8,688
Texas Instruments Inc	600	13,680
The E.W. Scripps Co 'A'	140	11,914
The Goldman Sachs Group Inc	410	34,399
The Home Depot Inc	930	29,620
The New York Times Co 'A'	90	3,911
The TJX Cos Inc	1,100	21,362
The Walt Disney Co	1,600	32,272
Thermo Electron Corp *	500	10,850
Travelers Property Casualty Corp 'A'	1,135	18,024
Tribune Co	500	22,950
United Parcel Service Inc 'B'	100	6,380
VERITAS Software Corp *	1,060	33,284
Viacom Inc 'B'	670	25,661
Wal-Mart Stores Inc	510	28,483
Westwood One Inc *	400	12,076
Williams-Sonoma Inc *	400	10,792
Wyeth	1,000	46,100
Xilinx Inc *	1,200	34,212
		1,916,554
Total Common Stocks (Cost $5,577,437)		6,251,014

	Principal Amount	

SHORT-TERM INVESTMENTS - 5.06%

U.S. Government Agency Issues - 5.05%

Fannie Mae 0.970% due 10/01/03	$344,000	344,000

	Shares	

Cash Equivalents - 0.01%

BlackRock Provident Institutional TempCash	792	792

Total Short-Term Investments (Cost $344,792)		344,792

TOTAL INVESTMENTS - 97.84% (Cost $5,992,151)		6,671,448

OTHER ASSETS AND LIABILITIES, NET - 2.16%		147,358

NET ASSETS - 100.00%		$6,818,806

Note to Schedule of Investments

(a) At September 30, 2003, the Fund's investments were diversified as a percentage of net assets as follows:

Financial Services	18.08%
Consumer Discretionary	15.07%
Technology	11.03%
Utilities	10.97%
Health Care	10.58%
Materials & Processing	6.08%
Integrated Oils	5.54%
Consumer Staples	4.47%
Autos & Transportation	4.19%
Multi-Industry	2.88%
Producer Durables	2.86%
Energy	1.03%
Total Equity Securities	92.78%

See Notes to Financial Statements

See explanation of symbols on A-31

	Principal Amount	Value
U.S. CORPORATE BONDS & NOTES - 3.54%		
Financial Services - 2.83%		
CIT Group Inc		
2.360% due 01/09/04 +	$100,000	$100,317
Ford Motor Credit Co		
2.985% due 10/25/04 +	100,000	100,922
General Motors Acceptance Corp		
1.830% due 05/17/04 +	100,000	100,056
Travelers Property Casualty Corp		
3.750% due 03/15/08	100,000	101,868
		403,163
Utilities - 0.71%		
Entergy Gulf States Inc		
2.040% due 06/18/07 ~ +	100,000	100,296
Total U.S. Corporate Bonds & Notes (Cost $497,440)		503,459
U.S. TREASURY OBLIGATIONS - 140.70%		
U.S. Treasury Inflation-Index Bonds - 140.70%		
3.000% due 07/15/12 ^	894,924	980,502
3.375% due 01/15/07 # ^	4,642,720	5,108,445
3.500% due 01/15/11 ^	1,056,580	1,195,918
3.625% due 04/15/28 ^	284,243	342,601
3.875% due 01/15/09 # ^	6,751,200	7,714,306
3.875% due 04/15/29 ^	2,181,309	2,748,109
4.250% due 01/15/10 ^	1,639,515	1,924,894
Total U.S. Treasury Obligations (Cost $19,611,452)		20,014,775
SHORT-TERM INVESTMENTS - 6.40%		
Commercial Paper - 0.70%		
HBOS Treasury Services PLC		
1.070% due 12/15/03	100,000	99,779
U.S. Government Agency Issue - 2.10%		
Fannie Mae		
1.115% due 02/25/04	300,000	298,739
U.S. Treasury Bill - 0.35%		
0.945% due 12/18/03 **	50,000	49,908

	Shares	Value
Cash Equivalents - 3.25%		
BlackRock Provident Institutional TempCash	231,394	$231,394
BlackRock Provident Institutional TempFund	231,394	231,394
		462,788
Total Short-Term Investments (Cost $911,097)		911,214
TOTAL INVESTMENTS - 150.64% (Cost $21,019,989)		21,429,448

	Principal Amount	
INVESTMENTS SOLD SHORT - (3.59%)		
U.S. Treasury Notes		
4.000% due 11/15/12 #	$100,000	(101,219)
4.250% due 08/15/13 #	400,000	(410,172)
Total Investments Sold Short (Proceeds $498,182)		(511,391)
OTHER ASSETS AND LIABILITIES, NET - (47.05%)		(6,692,600)
NET ASSETS - 100.00%		$14,225,457

Note to Schedule of Investments

(a) Securities with an approximate aggregate market value of $49,908 were segregated with the custodian to cover margin requirements for the following open futures contracts at September 30, 2003:

Type	Number of Contracts	Unrealized Appreciation
U.S. Treasury 10-Year Notes (12/03)	4	$23,547

See explanation of symbols on A-31

PACIFIC FUNDS
PF PIMCO MANAGED BOND FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Principal Amount	Value
U.S. CORPORATE BONDS & NOTES - 8.48%		
Autos & Transportation - 1.34%		
Ford Motor Co		
6.625% due 02/15/28	$250,000	$211,599
General Motors Corp		
8.250% due 07/15/23	100,000	104,837
		316,436
Financial Services - 3.98%		
Bank of America Corp		
4.875% due 01/15/13	100,000	101,987
CIT Group Inc		
7.750% due 04/02/12	100,000	118,878
Citigroup Inc		
5.625% due 08/27/12	50,000	53,766
General Motors Acceptance Corp		
6.875% due 08/28/12	200,000	207,267
Morgan Stanley		
5.300% due 03/01/13	100,000	103,528
Pemex Project Funding Master Trust		
7.375% due 12/15/14	100,000	108,000
Qwest Capital Funding Inc		
7.250% due 02/15/11	100,000	89,500
Sprint Capital Corp		
6.875% due 11/15/28	100,000	97,862
Unilever Capital Corp		
6.875% due 11/01/05	50,000	55,050
		935,838
Integrated Oils - 0.57%		
Occidental Petroleum Corp		
8.450% due 02/15/29	100,000	134,385
Utilities - 2.59%		
AT&T Corp		
8.500% due 11/15/31	150,000	178,216
Entergy Gulf States		
3.600% due 06/01/08 ~	100,000	97,467
Oncor Electric Delivery Inc		
7.250% due 01/15/33 ~	70,000	80,439
Progress Energy Inc		
6.850% due 04/15/12	50,000	55,809
Qwest Corp		
6.875% due 09/15/33	100,000	88,500
TXU Energy Co		
7.000% due 03/15/13 ~	100,000	108,936
		609,367
Total U.S. Corporate Bonds & Notes (Cost $1,863,872)		1,996,026
MORTGAGE-BACKED SECURITIES - 52.61%		
Collateralized Mortgage Obligations - 20.03%		
Chase Mortgage Finance Corp		
6.500% due 06/25/13 "	457,427	457,344
Credit-Based Asset Servicing & Securitization LLC		
1.440% due 06/25/32 " +	183,891	183,822
CS First Boston Mortgage Securities Corp		
1.450% due 03/25/32 ~ " +	216,891	211,180
1.751% due 03/25/32 ~ " +	210,748	209,345
7.500% due 02/25/31 "	78,660	79,025
Fannie Mae		
6.250% due 10/25/22 "	$312,779	$319,313
6.500% due 12/25/42 "	86,443	91,927
Freddie Mac		
5.000% due 09/15/16 "	120,686	124,198
6.000% due 06/15/25 "	26,934	26,920
6.000% due 01/15/28 "	52,986	53,655
6.000% due 04/15/28 "	326,008	333,581
6.250% due 04/15/23 "	387,954	401,093
6.500% due 08/15/28 "	1,000,000	1,010,638
Government National Mortgage Association		
5.500% due 11/20/31 "	553,593	564,598
MLCC Mortgage Investors Inc		
1.500% due 03/15/25 " +	129,800	129,942
Residential Funding Mortgage Securities I		
5.620% due 09/25/32 " +	127,950	129,890
Washington Mutual		
3.268% due 02/27/34 " +	47,759	48,348
5.189% due 10/25/32 " +	153,148	155,584
Washington Mutual Mortgage Securities Corp		
5.750% due 12/25/32 "	237,389	241,893
6.010% due 01/25/31 " +	14,379	14,378
Wells Fargo Mortgage-Backed Securities Trust		
4.821% due 09/25/32 " +	53,681	54,629
		4,841,303
Fannie Mae - 14.13%		
4.000% due 08/01/18 "	497,686	490,350
4.915% due 12/01/36 " +	110,995	113,735
5.500% due 12/01/14 "	158,281	164,653
5.500% due 06/01/23 # "	371,170	382,188
5.500% due 10/15/33 # "	500,000	510,156
6.000% due 09/01/22 # "	432,869	448,727
6.000% due 01/01/23 # "	281,861	292,212
6.500% due 03/01/17 "	492,817	520,835
6.500% due 08/01/32 "	387,359	403,920
		3,326,776
Freddie Mac - 18.45%		
4.000% due 07/01/18 "	995,235	982,756
4.000% due 08/01/18 "	498,002	491,758
5.500% due 08/01/07 "	213,107	219,469
5.500% due 03/01/23 # "	168,982	173,945
5.695% due 04/01/32 " +	1,181,090	1,219,888
5.938% due 11/01/31 " +	179,444	185,375
6.000% due 12/01/22 "	316,012	328,827
6.000% due 03/01/23 # "	592,972	617,042
		4,219,060
Total Mortgage-Backed Securities (Cost $12,342,665)		12,387,139
ASSET-BACKED SECURITY - 0.50%		
Morgan Stanley Dean Witter Capital I Inc Trust		
1.450% due 07/25/32 " +	116,866	116,827
Total Asset-Backed Security (Cost $116,866)		116,827

See explanation of symbols on A-31

	Principal Amount	Value
U.S. TREASURY OBLIGATIONS - 28.08%		
U.S. Treasury Bonds - 21.03%		
7.500% due 11/15/16 #	$2,450,000	$3,198,975
7.875% due 02/15/21	400,000	546,703
8.000% due 11/15/21	400,000	554,938
8.750% due 05/15/17 #	200,000	287,516
8.875% due 08/15/17	250,000	363,164
		4,951,296
U.S. Treasury Inflation-Index Bonds - 5.16%		
3.625% due 01/15/08 ^	512,222	574,889
3.875% due 01/15/09 ^	336,390	384,378
4.250% due 01/15/10 ^	218,602	256,653
		1,215,920
U.S. Treasury Strips - 1.89%		
0.000% due 02/15/19 (PO)	100,000	45,765
0.000% due 05/15/20 (PO)	600,000	253,539
0.000% due 11/15/22 (PO)	400,000	144,665
		443,969
Total U.S. Treasury Obligations (Cost $6,350,975)		6,611,185
FOREIGN CORPORATE BOND - 0.43%		
Germany - 0.43%		
Deutsche Telekom International Finance BV 8.750% due 06/15/30	80,000	101,843
Total Foreign Corporate Bond (Cost $86,450)		101,843
FOREIGN GOVERNMENT BONDS - 4.79%		
Brazil - 1.00%		
Republic of Brazil		
2.125% due 04/15/06 +	48,000	47,058
11.500% due 03/12/08	170,000	187,425
		234,483
	Notional Amount	
Mexico - 2.37%		
United Mexican States 8.000% due 09/24/22	500,000	552,500
United Mexican States Value Recovery Rights		
0.000% due 06/30/04 +	250,000	3,437
0.000% due 06/30/05 +	250,000	937
0.000% due 06/30/06 +	250,000	313
0.000% due 06/30/07 +	250,000	188
		557,375
	Principal Amount	
Peru - 1.42%		
Republic of Peru 9.125% due 02/21/12	300,000	335,250
Total Foreign Government Bonds (Cost $988,320)		1,127,108

	Principal Amount	Value
MUNICIPAL BONDS - 3.62%		
California State Anticipated Warrants 'A' 2.000% due 06/16/04	$200,000	$200,720
Energy Northwest Washington Electric Revenue 5.500% due 07/01/12	100,000	113,257
Florida State Board of Education 'A' 5.000% due 06/01/32	100,000	101,448
Golden State Tobacco Securitization Corp CA		
6.250% due 06/01/33	50,000	43,390
6.750% due 06/01/39	100,000	89,584
Illinois State Taxable Pension 5.100% due 06/01/33	100,000	93,068
Las Vegas Valley Nevada Water District 5.000% due 06/01/32	100,000	100,651
San Antonio Texas Refunding 5.000% due 02/01/10	100,000	111,262
Total Municipal Bonds (Cost $869,388)		853,380
	Notional Amount	
PURCHASED PUT OPTIONS - 0.00%		
Eurodollar (CME) Strike @ 97.25 Exp. 12/03/03 9 Contracts	9,000,000	56
Eurodollar (CME) Strike @ 97.50 Exp. 12/03/03 15 Contracts	15,000,000	188
Eurodollar (CME) Strike @ 93.00 Exp. 06/14/04 9 Contracts	9,000,000	—
Total Purchased Put Options (Cost $330)		244
	Principal Amount	
SHORT-TERM INVESTMENTS - 14.25%		
Commercial Paper - 6.35%		
HBOS Treasury Services PLC 1.065% due 12/23/03	400,000	399,017
Kraft Foods Inc 1.940% due 02/27/04	100,000	99,429
Royal Bank of Scotland PLC 1.085% due 01/20/04	500,000	498,327
Shell Finance (UK) PLC 1.100% due 03/16/04	500,000	497,435
		1,494,208
U.S. Government Agency Issues - 3.38%		
Fannie Mae		
1.080% due 02/23/04	100,000	99,589
1.080% due 03/10/04	600,000	597,182
1.135% due 03/03/04	100,000	99,551
		796,322
U.S. Treasury Bills - 1.99%		
0.920% due 12/11/03 **	10,000	9,983
0.928% due 12/04/03 **	170,000	169,744
0.960% due 12/04/03 **	290,000	289,562
		469,289

See Notes to Financial Statements

See explanation of symbols on A-31

	Shares	Value
Cash Equivalents - 2.53%		
BlackRock Provident Institutional TempCash	297,457	$297,457
BlackRock Provident Institutional TempFund	297,457	297,457
		594,914
Total Short-Term Investments		
(Cost $3,355,102)		3,354,733
TOTAL INVESTMENTS - 112.76%		
(Cost $25,973,968)		26,548,485

	Principal Amount	
INVESTMENTS SOLD SHORT - (22.08%)		
Fannie Mae		
4.000% due 10/15/18 #	$300,000	(295,594)
Freddie Mac		
4.000% due 10/15/18 #	1,200,000	(1,184,250)
U.S. Treasury Note		
3.250% due 08/15/07 #	3,600,000	(3,718,267)
Total Investments Sold Short		
(Proceeds $5,114,853)		(5,198,111)
OTHER ASSETS AND LIABILITIES, NET - 9.32%		2,194,926
NET ASSETS - 100.00%		$23,545,300

Notes to Schedule of Investments

(a) Securities with an approximate aggregate market value of $469,289 were segregated with the custodian to cover margin requirements for the following open futures contracts at September 30, 2003:

	Number of Contracts	Unrealized Appreciation (Depreciation)
Euro-Bund Future (12/03)	24	$73,972
90-Day Eurodollar Futures (12/04)	23	32,837
90-Day Eurodollar Futures (03/05)	1	250
90-Day Eurodollar Futures (06/05)	18	(18,775)
90-Day GBP LIBOR Futures (03/05)	5	(5,794)
U.S. Treasury 10-Year Notes (12/03)	32	109,680
U.S. Long Bond (12/03)	4	29,625
		$221,795

(b) Transactions in written options for the period ended September 30, 2003, were as follows:

	Number of Contracts	Premium
Outstanding, March 31, 2003	7,500,011	$173,959
Options Written	1,300,043	53,755
Options Expired	(21)	(7,016)
Options Repurchased	(900,027)	(40,324)
Outstanding, September 30, 2003	7,900,006	$180,374

(c) Premiums received and value of written options outstanding at September 30, 2003:

Type	Notional Amount	Premium	Value
Call – OTC Swaption (3 month LIBOR vs 5.000%)			
Strike @ 3.00 Exp 11/12/2003	$1,900,000	$15,007	$5,496
Call – OTC Swaption (3 month LIBOR vs 3.500%)			
Strike @ 3.00 Exp 12/17/2003	$400,000	3,924	1,955
Call - CBOT U.S. Treasury Bond December Futures			
Strike @ 109.00 Exp 12/19/2003	$600,000	7,103	26,156
Call – OTC Swaption (3 month LIBOR vs 10.000%)			
Strike @ 4.00 Exp 10/07/2004	$700,000	17,570	9,006
Put – OTC Swaption (3 month LIBOR vs 10.000%)			
Strike @ 6.00 Exp 10/07/2004	$700,000	22,260	11,362
Call – OTC Swaption (3 month LIBOR vs 7.000%)			
Strike @ 5.00 Exp 01/07/2005	$1,000,000	27,150	48,833
Put – OTC Swaption (3 month LIBOR vs 7.000%)			
Strike @ 7.00 Exp 01/07/2005	$1,000,000	20,700	6,418
Call – OTC Swaption (3 month LIBOR vs 7.000%)			
Strike @ 4.00 Exp 09/23/2005	$1,100,000	29,370	17,314
Put – OTC Swaption (3 month LIBOR vs 7.000%)			
Strike @ 6.00 Exp 09/23/2005	$1,100,000	37,290	27,574
		$180,374	$154,114

(d) Forward foreign currency contracts outstanding at September 30, 2003, were as follows:

Contracts to Buy or to Sell	Currency	Principal Amount Covered by Contracts	Expiration	Unrealized Appreciation (Depreciation)
Buy	CNY	1,619,550	09/04	$3,925
Buy	CNY	789,750	09/05	2,538
Sell	CNY	810,500	09/04	(2,053)
Buy	EUR	132,000	10/03	2,386
Buy	EUR	181,000	11/03	1,638
Sell	EUR	18,000	11/03	(204)
Sell	GBP	86,000	10/03	(6,790)
Buy	MXP	480,000	02/04	475
Buy	MXP	240,000	03/04	375
				$2,290

(e) Swap agreements outstanding as of September 30, 2003:

Type	Notional Amount	Unrealized Appreciation
Receive floating rate based on 3-month CHF-LIBOR and pay fixed rate equal to 1.500%.		
Broker: J.P. Morgan		
Exp. 03/29/05	CHF 2,100,000	$2,839
Receive floating rate based on 3-month CHF-LIBOR and pay fixed rate equal to 1.500%.		
Broker: Merrill Lynch		
Exp. 03/29/05	CHF 1,900,000	1,808

See Notes to Financial Statements

See explanation of symbols on A-31

Type	Notional Amount	Unrealized Appreciation (Depreciation)
Receive floating rate based on 6-month EUR-LIBOR and pay fixed rate equal to 4.000%.		
Broker: J.P. Morgan Chase Exp. 03/15/07	EUR 400,000	($2,128)
Receive floating rate based on 3-month USD-LIBOR and pay fixed rate equal to 4.000%.		
Broker: Goldman Sachs Exp. 08/15/07	$3,600,000	73,944
Receive floating rate based on 3-month SEK-LIBOR and pay fixed rate equal to 4.500%.		
Broker: J.P. Morgan Chase Exp. 06/17/08	SEK 2,600,000	(4,264)
Receive floating rate based on 3-month SEK-LIBOR and pay fixed rate equal to 4.500%.		
Broker: Merrill Lynch Exp. 06/17/08	SEK 5,200,000	(1,733)
Receive floating rate based on 3-month USD-LIBOR and pay fixed rate equal to 4.000%.		
Broker: Goldman Sachs Exp. 12/17/08	$200,000	4,406
Receive floating rate based on 6-month EUR-LIBOR and pay fixed rate equal to 4.000%.		
Broker: Goldman Sachs Exp. 12/17/13	EUR 1,700,000	(35,727)
Receive floating rate based on 6-month EUR-LIBOR and pay fixed rate equal to 4.000%.		
Broker: J.P. Morgan Chase Exp. 12/17/13	EUR 700,000	(6,712)
Receive floating rate based on 3-month USD-LIBOR and pay fixed rate equal to 5.000%.		
Broker: Merrill Lynch Exp. 12/17/23	$1,300,000	106,780
Pay fixed rate equal to 0.260% and receive from the counter party at par in the event of default of the Allstate Corp 6.125% due 02/15/12.		
Broker: Morgan Stanley Exp. 12/20/08	$100,000	288
Pay fixed rate equal to 0.280% and receive from the counter party at par in the event of default of the Eaton Corp 5.750% due 07/15/12.		
Broker: Citigroup Global Markets Exp. 12/20/08	$100,000	—
Pay fixed rate equal to 0.160% and receive from the counter party at par in the event of default of the Eli Lilly 6.000% due 03/15/12.		
Broker: Barclays Bank PLC Exp. 12/20/08	$100,000	(135)

Type	Notional Amount	Unrealized Appreciation
Pay fixed rate equal to 0.210% and receive from the counter party at par in the event of default of the Emerson Electric Co 4.625% due 10/15/12.		
Broker: Morgan Stanley Exp. 12/20/08	$100,000	$315
Pay fixed rate equal to 0.290% and receive from the counter party at par in the event of default of the Fedex Corp 7.250% due 02/15/11.		
Broker: Barclays Bank PLC Exp. 12/20/08	$100,000	—
Pay fixed rate equal to 0.220% and receive from the counter party at par in the event of default of the Gannet Co Inc 6.375% due 04/01/12.		
Broker: Merrill Lynch Exp. 12/20/08	$100,000	—
Pay fixed rate equal to 0.120% and receive from the counter party at par in the event of default of The Home Depot Inc 5.375% due 04/01/06.		
Broker: Lehman Brothers Exp. 12/20/08	$100,000	331
Pay fixed rate equal to 0.320% and receive from the counter party at par in the event of default of the Ingersoll-Rand Co 6.480% due 06/01/25.		
Broker: Merrill Lynch Exp. 12/20/08	$100,000	70
Pay fixed rate equal to 0.110% and receive from the counter party at par in the event of default of the Johnson & Johnson 3.800% due 05/15/13.		
Broker: Lehman Brothers Exp. 12/20/08	$100,000	86
Pay fixed rate equal to 0.140% and receive from the counter party at par in the event of default of the Wal-Mart Stores 3.375% due 10/01/08.		
Broker: Citigroup Global Markets Exp. 12/20/08	$100,000	—
Pay fixed rate equal to 0.290% and receive from the counter party at par in the event of default of the Whirlpool Corp 8.600% due 05/01/10.		
Broker: Citigroup Global Markets Exp. 12/20/08	$100,000	193
		$140,361

(f) Notional and principal amount denoted in the indicated currency:

CHF – Swiss Franc
CNY – Chinese Yuan
EUR – Eurodollar
GBP – British Pounds
MXP – Mexican Pesos
SEK – Swedish Krona

See Notes to Financial Statements

PACIFIC FUNDS
PF PACIFIC LIFE MONEY MARKET FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Principal Amount	Value
SHORT-TERM INVESTMENTS - 103.00%		
Commercial Paper - 85.78%		
3M Co		
1.000% due 10/21/03	$400,000	$399,778
Abbott Laboratories		
1.000% due 10/16/03 ~	650,000	649,729
American Honda Finance Corp		
1.010% due 10/09/03	150,000	149,966
1.030% due 10/21/03	400,000	399,771
Anheuser-Busch Cos Inc		
1.000% due 10/27/03 ~	650,000	649,531
BellSouth Corp		
1.040% due 10/07/03	650,000	649,887
Bemis Co		
1.030% due 10/14/03 ~	650,000	649,758
BMW U.S. Capital LLC		
1.040% due 10/24/03	450,000	449,701
Clorox Co		
1.020% due 11/03/03	700,000	699,346
Colgate-Palmolive Co		
1.020% due 10/15/03 ~	750,000	749,703
Equitable Resources Inc		
1.030% due 10/20/03 ~	450,000	449,755
Fortune Brands Inc		
1.020% due 10/23/03 ~	700,000	699,564
Gannet Co		
1.030% due 10/07/03 ~	450,000	449,923
General Electric Co		
1.050% due 11/06/03 ~	400,000	399,580
Kimberly-Clark Worldwide Inc		
1.000% due 10/17/03 ~	650,000	649,711
Koch Industries Inc		
1.020% due 10/03/03 ~	700,000	699,960
Medtronic Inc		
1.010% due 10/09/03 ~	650,000	649,854
Merck & Co Inc		
1.010% due 10/16/03	700,000	699,705
Motiva Enterprises LLC		
1.010% due 10/06/03	500,000	499,930
SBC International Inc		
1.020% due 10/06/03 ~	650,000	649,908
Snap-On Inc		
1.030% due 10/06/03 ~	650,000	649,907
The Gillette Co		
1.060% due 10/01/03 ~	750,000	750,000
The Southern Co		
1.060% due 10/27/03 ~	400,000	399,694
Toyota Motor Credit Corp		
0.950% due 10/14/03 ~	650,000	649,777
Wal-Mart Stores Inc		
0.970% due 10/01/03 ~	650,000	650,000
Wells Fargo Bank NA		
1.040% due 06/17/04 +	250,000	250,000
		14,644,438
Asset-Backed Securities - 11.31%		
Daimler Chrysler Auto Trust		
1.100% due 08/09/04 ~ "	303,574	303,574
Honda Auto Receivables Owner Trust		
1.110% due 09/13/04 "	221,183	221,183
USAA Auto Owner Trust		
1.052% due 07/15/04 "	406,086	406,086
WFS Financial Owner Trust		
1.129% due 08/20/04 "	500,000	500,000
Whole Auto Loan Trust		
1.100% due 09/15/04 "	500,000	500,000
		1,930,843

	Principal Amount	Value
U.S. Government Agency Issues - 5.64%		
Federal Farm Credit Bank		
1.000% due 07/02/04	$250,000	$250,000
Federal Home Loan Bank		
1.300% due 06/28/04	212,766	212,766
Freddie Mac		
1.450% due 09/03/04	500,000	500,000
		962,766

	Shares	Value
Cash Equivalent - 0.27%		
BlackRock Provident Institutional TempFund	46,180	46,180
Total Short-Term Investments (Cost $17,584,227)		17,584,227
TOTAL INVESTMENTS - 103.00% (Cost $17,584,227)		17,584,227
OTHER ASSETS AND LIABILITIES, NET - (3.00%)		(511,368)
NET ASSETS - 100.00%		$17,072,859

See Notes to Financial Statements

See explanation of symbols on A-31

PACIFIC FUNDS
PF PUTNAM EQUITY INCOME FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. CONVERTIBLE PREFERRED STOCKS - 2.80%		
Autos & Transportation - 0.29%		
Ford Motor Co Capital Trust II 6.500%	798	$34,561
Financial Services - 0.48%		
The Hartford Financial Services Group Inc 6.000%	709	38,364
The Hartford Financial Services Group Inc 7.000%	358	20,023
		58,387
Materials & Processing - 0.17%		
Boise Cascade Corp 7.500%	468	21,182
Producer Durables - 1.05%		
Northrop Grumman Corp 7.250%	84	8,215
Xerox Corp 6.250%	1,162	118,919
		127,134
Technology - 0.21%		
Raytheon Co 8.250%	333	17,632
Solectron Corp 7.750%	433	7,218
		24,850
Utilities - 0.60%		
CenterPoint Energy Inc 2.000%	1,723	49,330
Dominion Resources Inc VA 9.500%	406	23,016
		72,346
Total U.S. Convertible Preferred Stocks (Cost $327,343)		338,460
U.S. COMMON STOCKS - 80.50%		
Autos & Transportation - 2.09%		
Southwest Airlines Co	1,240	21,948
Union Pacific Corp	3,974	231,168
		253,116
Consumer Discretionary - 8.99%		
AOL Time Warner Inc *	2,370	35,811
Darden Restaurants Inc	3,201	60,819
Harrah's Entertainment Inc	1,019	42,910
Hilton Hotels Corp	2,910	47,200
J.C. Penney Co Inc	3,685	78,748
Kimberly-Clark Corp	1,005	51,577
Knight-Ridder Inc	445	29,682
Liberty Media Corp 'A' *	16,093	160,447
Limited Brands Inc	3,426	51,664
McDonald's Corp	1,380	32,485
Newell Rubbermaid Inc	1,280	27,738
Office Depot Inc *	4,082	57,352
Republic Services Inc	4,997	113,132
Royal Caribbean Cruises Ltd	1,885	52,987
The TJX Cos Inc	2,135	41,462
The Walt Disney Co	5,773	116,441
Whirlpool Corp	1,278	86,610
		1,087,065
Consumer Staples - 5.57%		
Altria Group Inc	5,885	257,763
Coca-Cola Enterprises Inc	4,935	94,061

	Shares	Value
ConAgra Foods Inc	2,765	$58,729
CVS Corp	950	29,507
General Mills Inc	610	28,713
H.J. Heinz Co	2,886	98,932
Pepsi Bottling Group Inc	4,173	85,880
The Coca-Cola Co	480	20,621
		674,206
Energy - 0.49%		
Apache Corp	740	51,312
Valero Energy Corp	224	8,572
		59,884
Financial Services - 30.58%		
American International Group Inc	1,887	108,880
Aon Corp	1,027	21,413
Bank of America Corp	3,763	293,665
Berkshire Hathaway Inc 'B' *	33	82,368
Charter One Financial Inc	1,409	43,115
CIGNA Corp	1,175	52,464
CIT Group Inc	871	25,050
Citigroup Inc	12,869	585,668
Comerica Inc	437	20,364
Compass Bancshares Inc	740	25,589
Equity Office Properties Trust	3,723	102,494
Fannie Mae	1,704	119,621
Freddie Mac	2,758	144,381
J.P. Morgan Chase & Co	7,007	240,550
M&T Bank Corp	337	29,420
MBIA Inc	577	31,718
MBNA Corp	2,003	45,668
Merrill Lynch & Co Inc	1,955	104,651
Radian Group Inc	2,076	92,174
SouthTrust Corp	253	7,436
State Street Corp	1,590	71,550
The Bank of New York Co Inc	7,565	220,217
The PMI Group Inc	2,083	70,301
Torchmark Corp	81	3,292
Travelers Property Casualty Corp 'B'	6,753	107,238
U.S. Bancorp	13,060	313,309
Wachovia Corp	5,294	218,060
Washington Mutual Inc	4,966	195,512
Wells Fargo & Co	4,395	226,343
Zions Bancorp	1,731	96,676
		3,699,187
Health Care - 3.15%		
Abbott Laboratories	2,625	111,694
King Pharmaceuticals Inc *	4,206	63,721
Medco Health Solutions Inc *	1	26
Merck & Co Inc	850	43,027
Pfizer Inc	5,333	162,016
		380,484
Integrated Oils - 6.55%		
ConocoPhillips	3,232	176,952
Exxon Mobil Corp	10,844	396,891
GlobalSantaFe Corp	2,513	60,186
Noble Corp *	1,421	48,300
Unocal Corp	3,502	110,383
		792,712
Materials & Processing - 4.46%		
Alcoa Inc	141	3,689
Avery Dennison Corp	482	24,351
Boise Cascade Corp	1,705	47,058
Engelhard Corp	1,678	46,430

	Shares	Value
Masco Corp	5,126	$125,484
PPG Industries Inc	1,136	59,322
Smurfit-Stone Container Corp *	4,165	62,392
Sonoco Products Co	3,085	67,716
The Dow Chemical Co	3,160	102,826
		539,268
Multi-Industry - 1.30%		
Fortune Brands Inc	1,620	91,935
Honeywell International Inc	2,497	65,796
		157,731
Producer Durables - 2.79%		
Dover Corp	1,912	67,627
Lockheed Martin Corp	1,480	68,302
Northrop Grumman Corp	859	74,063
Pitney Bowes Inc	1,246	47,747
The Boeing Co	1,554	53,349
Xerox Corp *	2,625	26,932
		338,020
Technology - 4.65%		
BMC Software Inc *	2,049	28,543
Computer Associates International Inc	6,153	160,655
Hewlett-Packard Co	13,957	270,207
International Business Machines Corp	461	40,720
PeopleSoft Inc *	1,760	32,014
Raytheon Co	1,070	29,960
		562,099
Utilities - 9.88%		
BellSouth Corp	3,651	86,456
CenterPoint Energy Inc	10,161	93,176
Comcast Corp Special 'A' *	2,769	81,796
Constellation Energy Group Inc	731	26,155
Dominion Resources Inc VA	1,217	75,332
DPL Inc	3,080	52,822
Edison International *	2,413	46,088
Entergy Corp	1,058	57,291
Exelon Corp	1,287	81,725
FirstEnergy Corp	618	19,714
PG&E Corp *	3,110	74,329
Progress Energy Inc	1,970	87,586
SBC Communications Inc	7,747	172,371
Verizon Communications Inc	7,401	240,089
		1,194,930
Total U.S. Common Stocks		
(Cost $9,424,882)		9,738,702
FOREIGN COMMON STOCKS - 8.61%		
Bermuda - 4.21%		
ACE Ltd	4,617	152,730
Ingersoll-Rand Co Ltd 'A'	1,955	104,475
Tyco International Ltd	6,583	134,491
XL Capital Ltd 'A'	1,516	117,399
		509,095
Canada - 1.04%		
Canadian National Railway Co	699	36,362
Canadian Natural Resources Ltd	810	33,339
Celestica Inc *	3,531	56,002
		125,703

	Shares	Value
France - 1.19%		
Total SA ADR	1,893	$143,490
Netherlands - 1.04%		
Royal Dutch Petroleum Co 'NY'	2,846	125,793
Singapore - 0.22%		
Flextronics International Ltd *	1,879	26,644
United Kingdom - 0.91%		
BP PLC ADR	2,626	110,555
Total Foreign Common Stocks		
(Cost $1,004,782)		1,041,280

	Principal Amount	Value
U. S. CONVERTIBLE CORPORATE BONDS - 1.29%		
Consumer Discretionary - 0.49%		
Service Corp International		
6.750% due 06/22/08	$57,000	58,923
Consumer Staples - 0.28%		
Rite Aid Corp		
4.750% due 12/01/06	31,000	33,519
Materials & Processing - 0.52%		
Freeport-McMoRan Copper & Gold Inc		
8.250% due 01/31/06 ~	10,000	23,613
8.250% due 01/31/06	17,000	40,141
		63,754
Total U.S. Convertible Corporate Bonds		
(Cost $114,943)		156,196
MORTGAGE-BACKED SECURITIES - 1.24%		
Collateralized Mortgage Obligations - 0.16%		
Fannie Mae		
7.500% due 07/25/42 "	9,615	10,549
7.500% due 08/25/42 "	5,200	5,706
Freddie Mac		
7.500% due 09/25/43 "	3,096	3,404
		19,659
Fannie Mae - 0.31%		
6.500% due 10/15/33 "	36,000	37,530
Government National Mortgage Association - 0.72%		
Government National Mortgage Association		
5.000% due 08/15/33 "	24,998	25,076
5.000% due 10/15/33 "	62,000	62,136
		87,212

	Principal Amount	Value
Stripped Mortgage-Backed Securities - 0.05%		
Fannie Mae (IO)		
2.249% due 06/25/43 " +	$82,092	$5,939
Total Mortgage-Backed Securities		
(Cost $147,801)		150,340
U.S. GOVERNMENT AGENCY ISSUE - 0.28%		
Fannie Mae		
7.250% due 01/15/10	28,000	33,693
Total U.S. Government Agency Issue		
(Cost $33,475)		33,693
U.S. TREASURY OBLIGATIONS - 2.46%		
U.S. Treasury Bond - 0.32%		
6.250% due 05/15/30	32,000	37,981
U.S. Treasury Notes - 2.14%		
1.750% due 12/31/04	90,000	90,717
3.000% due 11/15/07	76,000	77,588
4.250% due 08/15/13	11,000	11,280
6.500% due 02/15/10	67,000	79,529
		259,114
Total U.S. Treasury Obligations		
(Cost $293,281)		297,095
FOREIGN CONVERTIBLE CORPORATE BOND - 0.04%		
Bermuda - 0.04%		
Tyco International Group SA		
2.750% due 01/15/18 ~	5,000	5,506
Total Foreign Convertible Corporate Bond		
(Cost $5,000)		5,506

	Shares	
SHORT-TERM INVESTMENT - 2.85%		
Cash Equivalent - 2.85%		
BlackRock Provident Institutional TempFund	344,565	344,565
Total Short-Term Investment		
(Cost $344,565)		344,565
TOTAL INVESTMENTS - 100.07%		
(Cost $11,696,072)		12,105,837
OTHER ASSETS AND LIABILITIES, NET - (0.07%)		(8,914)
NET ASSETS - 100.00%		$12,096,923

See Notes to Financial Statements   *See explanation of symbols on A-31*

	Shares	Value
U.S. COMMON STOCKS - 90.21%		
Autos & Transportation - 3.15%		
Harley-Davidson Inc	1,100	$53,020
Southwest Airlines Co	6,500	115,050
Union Pacific Corp	2,500	145,425
United Parcel Service Inc 'B'	1,800	114,840
		428,335
Consumer Discretionary - 12.85%		
AOL Time Warner Inc *	8,900	134,479
AutoZone Inc *	1,700	152,201
Avon Products Inc	1,100	71,016
Bed Bath & Beyond Inc *	1,700	64,906
Cintas Corp	1,000	36,840
Costco Wholesale Corp *	2,200	68,376
Darden Restaurants Inc	4,100	77,900
Kohl's Corp *	1,400	74,900
Liberty Media Corp 'A' *	14,800	147,556
Lowe's Cos Inc	3,000	155,700
Mattel Inc	2,100	39,816
Royal Caribbean Cruises Ltd	1,450	40,759
The Home Depot Inc	3,300	105,105
The TJX Cos Inc	3,000	58,260
Wal-Mart Stores Inc	7,200	402,120
Wendy's International Inc	1,400	45,220
Whirlpool Corp	1,100	74,547
		1,749,701
Consumer Staples - 6.20%		
Altria Group Inc	5,600	245,280
ConAgra Foods Inc	2,400	50,976
CVS Corp	1,300	40,378
Dean Foods Co *	3,400	105,502
General Mills Inc	2,200	103,554
Kraft Foods Inc 'A'	1,300	38,350
Pepsi Bottling Group Inc	5,100	104,958
The Coca-Cola Co	3,600	154,656
		843,654
Energy - 0.81%		
Apache Corp	1,600	110,944
Financial Services - 20.57%		
American International Group Inc	6,800	392,360
Bank of America Corp	2,200	171,688
Capital One Financial Corp	1,400	79,856
Citigroup Inc	7,600	345,876
Fannie Mae	3,050	214,110
Fifth Third Bancorp	4,400	244,068
Fiserv Inc *	3,100	112,313
Freddie Mac	4,000	209,400
J.P. Morgan Chase & Co	2,900	99,557
M&T Bank Corp	400	34,920
MBNA Corp	4,100	93,480
Morgan Stanley	500	25,230
Paychex Inc	1,300	44,109
Standard & Poor's Depository Receipts Trust I	832	83,158
State Street Corp	900	40,500
The Bank of New York Co Inc	7,150	208,137
The Charles Schwab Corp	3,700	44,067
Travelers Property Casualty Corp 'A'	2,700	42,876
Travelers Property Casualty Corp 'B'	2,700	42,876
U.S. Bancorp	4,300	103,157

	Shares	Value
Wells Fargo & Co	2,500	$128,750
Zions Bancorp	700	39,095
		2,799,583
Health Care - 13.69%		
Abbott Laboratories	3,160	134,458
Allergan Inc	700	55,111
AmerisourceBergen Corp	1,700	91,885
Amgen Inc *	2,120	136,889
Cardinal Health Inc	3,560	207,868
Forest Laboratories Inc *	1,700	87,465
IDEC Pharmaceuticals Corp *	1,600	53,040
Johnson & Johnson	4,500	222,840
Medtronic Inc	2,500	117,300
Pfizer Inc	18,500	562,030
St. Jude Medical Inc *	800	43,016
Tenet Healthcare Corp *	2,800	40,544
Wyeth	2,400	110,640
		1,863,086
Integrated Oils - 1.44%		
ConocoPhillips	2,000	109,500
GlobalSantaFe Corp	3,600	86,220
		195,720
Materials & Processing - 3.72%		
Alcoa Inc	4,000	104,640
Avery Dennison Corp	1,300	65,676
E.I. du Pont de Nemours & Co	1,800	72,018
Masco Corp	5,900	144,432
PPG Industries Inc	700	36,554
Smurfit-Stone Container Corp *	5,500	82,390
		505,710
Multi-Industry - 2.12%		
General Electric Co	9,700	289,157
Producer Durables - 3.83%		
Lennar Corp 'A'	600	46,674
Lexmark International Inc *	1,390	87,584
Lockheed Martin Corp	3,200	147,680
Pitney Bowes Inc	1,100	42,152
The Boeing Co	2,000	68,660
United Technologies Corp	1,100	85,008
Xerox Corp *	4,300	44,118
		521,876
Technology - 13.81%		
BMC Software Inc *	2,200	30,646
Cisco Systems Inc *	10,400	203,216
Computer Associates International Inc	1,500	39,165
Dell Inc *	4,100	136,899
Hewlett-Packard Co	11,600	224,576
Intel Corp	11,900	327,369
Microsoft Corp	23,300	647,507
Oracle Corp *	7,600	85,272
QUALCOMM Inc	2,000	83,280
Raytheon Co	1,600	44,800
Texas Instruments Inc	2,500	57,000
		1,879,730
Utilities - 8.02%		
AT&T Wireless Services Inc *	6,300	51,534
BellSouth Corp	5,100	120,768
CenterPoint Energy Inc	4,600	42,182

	Shares	Value
CenturyTel Inc	3,500	$118,615
Comcast Corp 'A' *	7,700	237,776
Edison International *	5,530	105,623
Entergy Corp	800	43,320
Exelon Corp	900	57,150
FirstEnergy Corp	1,200	38,280
PG&E Corp *	4,800	114,720
Verizon Communications Inc	5,000	162,200
		1,092,168
Total U.S. Common Stocks (Cost $11,550,059)		12,279,664
FOREIGN COMMON STOCKS - 8.25%		
Australia - 0.32%		
BHP Billiton Ltd ADR	6,011	42,964
Bermuda - 3.17%		
Accenture Ltd 'A' *	1,911	42,691
ACE Ltd	4,600	152,168
Tyco International Ltd	9,300	189,999
XL Capital Ltd 'A'	600	46,464
		431,322
Canada - 1.40%		
Canadian National Railway Co	1,100	57,222
Canadian Natural Resources Ltd	2,200	90,627
EnCana Corp	1,200	43,484
		191,333
Finland - 0.31%		
Nokia OYJ ADR	2,700	42,120
France - 1.00%		
Total SA ADR	1,800	136,440
Italy - 0.88%		
ENI SPA ADR	1,560	119,387
Netherlands - 0.29%		
Royal Dutch Petroleum Co 'NY'	900	39,780
Singapore - 0.31%		
Flextronics International Ltd *	3,000	42,540
Switzerland - 0.28%		
Ciba Specialty Chemicals AG	560	37,973
United Kingdom - 0.29%		
BG Group PLC	9,352	39,310
Total Foreign Common Stocks (Cost $1,047,894)		1,123,169

	Shares	Value
SHORT-TERM INVESTMENT - 0.56%		
Cash Equivalent - 0.56%		
BlackRock Provident Institutional TempFund	76,830	$76,830
Total Short-Term Investment (Cost $76,830)		76,830
TOTAL INVESTMENTS - 99.02% (Cost $12,674,783)		13,479,663
OTHER ASSETS AND LIABILITIES, NET - 0.98%		132,467
NET ASSETS - 100.00%		$13,612,130

Notes to Schedule of Investments

(a) Transactions in written options for the period ended September 30, 2003, were as follows:

	Number of Contracts	Premium
Outstanding, March 31, 2003	0	$0
Options Written	2,660	841
Options Expired	0	0
Options Repurchased	0	0
Outstanding, September 30, 2003	2,660	$841

(b) Premiums received and value of written options outstanding at September 30, 2003:

Type	Notional Amount	Premium	Value
Call - CBOE AT&T Corp Strike @ 9.50 Exp 10/31/03	$1,128	$381	$146
Put - CBOE The Walt Disney Co Strike @ 19.00 Exp 10/23/03	$1,532	460	414
		$841	$560

(c) Forward foreign currency contracts outstanding at September 30, 2003, were as follows:

Contracts to Buy or to Sell	Currency	Principal Amount Covered by Contracts	Expiration	Unrealized Appreciation (Depreciation)
Sell	AUD	51,000	12/03	($1,578)
Buy	CAD	116,000	12/03	1,947
Sell	CAD	359,000	12/03	(9,658)
Buy	CHF	52,000	12/03	236
Sell	CHF	95,000	12/03	(4,793)
Buy	EUR	47,000	12/03	2,270
Sell	EUR	331,600	12/03	(29,514)
Sell	GBP	20,000	12/03	(1,856)
Buy	JPY	737,000	12/03	331
Buy	SGD	15,000	12/03	15
Sell	SGD	55,000	12/03	(464)
				($43,064)

(d) Notional and principal amount denoted in the indicated currency:

AUD – Australian Dollar
CAD – Canadian Dollar
CHF – Swiss France
EUR – Euro Dollar
GBP – British Pound
JPY – Japanese Yen
SGD – Singapore Dollar

See explanation of symbols on A-31

	Shares	Value
U.S. COMMON STOCKS - 86.08%		
Consumer Discretionary - 12.02%		
Costco Wholesale Corp *	6,500	$202,020
Federated Department Stores Inc	6,400	268,160
Kimberly-Clark Corp	6,300	323,316
Liberty Media Corp 'A' *	26,800	267,196
McDonald's Corp	17,700	416,658
MGM MIRAGE *	4,000	146,200
Target Corp	8,000	301,040
The Home Depot Inc	8,300	264,355
Waste Management Inc	6,900	180,573
		2,369,518
Consumer Staples - 8.36%		
Altria Group Inc	10,800	473,040
Kraft Foods Inc 'A'	9,300	274,350
R.J. Reynolds Tobacco Holdings Inc	5,200	205,608
Safeway Inc *	15,400	353,276
The Kroger Co *	19,100	341,317
		1,647,591
Energy - 1.46%		
ENSCO International Inc	10,700	286,974
Financial Services - 23.91%		
American Express Co	5,100	229,806
American International Group Inc	5,700	328,890
Bank of America Corp	3,000	234,120
Equity Office Properties Trust	10,100	278,053
FleetBoston Financial Corp	8,800	265,320
J.P. Morgan Chase & Co	7,000	240,310
Loews Corp	5,800	234,146
MBNA Corp	11,400	259,920
Merrill Lynch & Co Inc	6,700	358,651
Morgan Stanley	4,800	242,208
The Bank of New York Co Inc	9,800	285,278
The Goldman Sachs Group Inc	2,800	234,920
The Hartford Financial Services Group Inc	3,200	168,416
The St. Paul Cos Inc	5,500	203,665
U.S. Bancorp	10,900	261,491
Wachovia Corp	5,600	230,664
Waddell & Reed Financial Inc 'A'	9,100	214,487
Washington Mutual Inc	5,400	212,598
Wells Fargo & Co	4,500	231,750
		4,714,693
Health Care - 8.13%		
Bristol-Myers Squibb Co	6,900	177,054
HCA Inc	7,700	283,822
Merck & Co Inc	3,600	182,232
Pfizer Inc	16,100	489,118
Schering-Plough Corp	14,000	213,360
Wyeth	5,600	258,160
		1,603,746
Integrated Oils - 4.12%		
ChevronTexaco Corp	5,000	357,250
GlobalSantaFe Corp	8,200	196,390
Transocean Inc *	12,900	258,000
		811,640

	Shares	Value
Materials & Processing - 4.44%		
Alcoa Inc	13,200	$345,312
Avery Dennison Corp	800	40,416
International Paper Co	7,800	304,356
The Dow Chemical Co	5,700	185,478
		875,562
Multi-Industry - 2.27%		
Fortune Brands Inc	2,700	153,225
Honeywell International Inc	11,200	295,120
		448,345
Producer Durables - 1.45%		
United Technologies Corp	3,700	285,936
Technology - 8.16%		
3Com Corp *	18,500	109,150
Comverse Technology Inc *	12,800	191,488
Hewlett-Packard Co	20,000	387,200
International Business Machines Corp	2,200	194,326
Lucent Technologies Inc *	81,100	175,176
Solectron Corp *	44,100	257,985
Sun Microsystems Inc *	58,300	192,973
VERITAS Software Corp *	3,200	100,480
		1,608,778
Utilities - 11.76%		
AT&T Corp	7,600	163,780
AT&T Wireless Services Inc *	36,600	299,388
Comcast Corp 'A' *	6,470	199,794
Comcast Corp Special 'A' *	6,300	186,102
FirstEnergy Corp	7,700	245,630
NiSource Inc	11,800	235,764
Progress Energy Inc	5,300	235,638
SBC Communications Inc	12,100	269,225
Verizon Communications Inc	10,000	324,400
Xcel Energy Inc	10,200	157,794
		2,317,515
Total U.S. Common Stocks		
(Cost $16,906,932)		16,970,298
FOREIGN PREFERRED STOCK - 1.45%		
Australia - 1.45%		
The News Corp Ltd ADR	10,500	286,545
Total Foreign Preferred Stock		
(Cost $252,593)		286,545
FOREIGN COMMON STOCKS - 5.81%		
Barbados - 0.51%		
Nabors Industries Ltd *	2,700	100,602
Bermuda - 0.51%		
XL Capital Ltd 'A'	1,300	100,672

	Shares	Value
Finland - 1.32%		
Nokia OYJ ADR	16,700	$260,520
France - 1.69%		
Total SA ADR	4,400	333,520
United Kingdom - 1.78%		
BP PLC ADR	8,300	349,430
Total Foreign Common Stocks (Cost $1,107,273)		1,144,744
SHORT-TERM INVESTMENT - 4.58%		
Cash Equivalent - 4.58%		
BlackRock Provident Institutional TempFund	902,223	902,223
Total Short-Term Investment (Cost $902,223)		902,223
TOTAL INVESTMENTS - 97.92% **(Cost $19,169,021)**		19,303,810
OTHER ASSETS AND LIABILITIES, NET - 2.08%		410,382
NET ASSETS - 100.00%		$19,714,192

See Notes to Financial Statements

PACIFIC FUNDS
PF VAN KAMPEN COMSTOCK FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. COMMON STOCKS - 81.84%		
Autos & Transportation - 0.60%		
Burlington Northern Santa Fe Corp	1,600	$46,192
Consumer Discretionary - 8.24%		
Federated Department Stores Inc	2,100	87,990
Jones Apparel Group Inc	2,200	65,846
Kimberly-Clark Corp	2,900	148,828
Limited Brands Inc	1,800	27,144
McDonald's Corp	5,500	129,470
The May Department Stores Co	900	22,167
The Walt Disney Co	7,300	147,241
		628,686
Consumer Staples - 6.37%		
Altria Group Inc	2,900	127,020
CVS Corp	3,700	114,922
Kraft Foods Inc 'A'	1,000	29,500
Sara Lee Corp	1,600	29,376
The Kroger Co *	10,400	185,848
		486,666
Energy - 5.45%		
Diamond Offshore Drilling Inc	5,900	112,690
Halliburton Co	12,500	303,125
		415,815
Financial Services - 19.14%		
Affiliated Computer Services Inc 'A' *	300	14,607
AMBAC Financial Group Inc	1,000	64,000
Bank of America Corp	2,200	171,688
Berkshire Hathaway Inc 'B' *	5	12,480
Capital One Financial Corp	600	34,224
Chubb Corp	1,700	110,296
Citigroup Inc	2,800	127,428
Fannie Mae	600	42,120
Freddie Mac	5,300	277,455
J.P. Morgan Chase & Co	1,000	34,330
Merrill Lynch & Co Inc	500	26,765
PNC Financial Services Group	2,000	95,160
Principal Financial Group	500	15,495
SunGard Data Systems Inc *	1,000	26,310
SunTrust Banks Inc	600	36,222
The Allstate Corp	2,800	102,284
The Goldman Sachs Group Inc	200	16,780
Torchmark Corp	1,300	52,832
Travelers Property Casualty Corp 'A'	800	12,704
Travelers Property Casualty Corp 'B'	1,700	26,996
Washington Mutual Inc	300	11,811
Wells Fargo & Co	2,900	149,350
		1,461,337
Health Care - 10.37%		
Aetna Inc	1,300	79,339
Bristol-Myers Squibb Co	11,900	305,354
Merck & Co Inc	1,700	86,054
Pfizer Inc	3,600	109,368
Schering-Plough Corp	4,000	60,960
Tenet Healthcare Corp *	3,700	53,576
Wyeth	2,100	96,810
		791,461
Integrated Oils - 4.07%		
ConocoPhillips	1,400	$76,650
GlobalSantaFe Corp	5,600	134,120
Transocean Inc *	5,000	100,000
		310,770
Materials & Processing - 8.94%		
Alcoa Inc	2,100	54,936
Boise Cascade Corp	2,900	80,040
E.I. du Pont de Nemours & Co	1,300	52,013
Georgia-Pacific Corp	7,000	169,680
International Paper Co	2,100	81,942
Phelps Dodge Corp *	600	28,080
Rohm & Haas Co	400	13,380
The Dow Chemical Co	5,200	169,208
United States Steel Corp	1,800	33,084
		682,363
Multi-Industry - 3.11%		
Schlumberger Ltd	4,900	237,160
Producer Durables - 1.74%		
Cognex Corp	1,800	47,322
Credence Systems Corp *	3,000	34,500
Lexmark International Inc *	600	37,806
Novellus Systems Inc *	400	13,500
		133,128
Technology - 2.94%		
Cisco Systems Inc *	800	15,632
Comverse Technology Inc *	600	8,976
Electronics for Imaging Inc *	1,400	32,648
Hewlett-Packard Co	2,700	52,272
Intel Corp	700	19,257
International Business Machines Corp	300	26,499
Jabil Circuit Inc *	700	18,235
JDS Uniphase Corp *	3,600	12,960
Microsoft Corp	1,200	33,348
Motorola Inc	400	4,788
		224,615
Utilities - 10.87%		
American Electric Power Co Inc	900	27,000
CenterPoint Energy Inc	4,400	40,348
Comcast Corp 'A' *	600	18,528
Constellation Energy Group Inc	1,000	35,780
Exelon Corp	300	19,050
IDACORP Inc	400	10,200
Public Service Enterprise Group Inc	1,200	50,400
Sprint Corp-FON Group	25,600	386,560
TXU Corp	5,300	124,868
Verizon Communications Inc	3,600	116,784
		829,518
Total U.S. Common Stocks (Cost $5,612,018)		6,247,711
FOREIGN COMMON STOCKS - 8.55%		
Bermuda - 0.18%		
RenaissanceRe Holdings Ltd	300	13,689

See Notes to Financial Statements

See explanation of symbols on A-31

	Shares	Value
Finland - 0.35%		
Nokia OYJ ADR	1,700	$26,520
France - 1.29%		
Total SA ADR	1,300	98,540
Israel - 0.18%		
Check Point Software Technologies Ltd *	800	13,440
Netherlands - 0.54%		
Unilever NV 'NY'	700	41,426
Singapore - 0.65%		
Flextronics International Ltd *	3,500	49,630
Switzerland - 0.98%		
Roche Holding AG ADR	900	74,623
United Kingdom - 4.38%		
BP PLC ADR	3,400	143,140
GlaxoSmithKline PLC ADR	3,900	165,360
Scottish Power PLC ADR	1,100	26,070
		334,570
Total Foreign Common Stocks (Cost $594,520)		652,438

	Principal Amount	
SHORT-TERM INVESTMENTS - 10.16%		
U.S. Government Agency Issue - 10.15%		
Federal Home Loan Bank 1.000% due 10/01/03	$775,000	775,000

	Shares	
Cash Equivalents - 0.01%		
BlackRock Provident Institutional TempCash	243	243
BlackRock Provident Institutional TempFund	242	242
		485
Total Short-Term Investments (Cost $775,485)		775,485
TOTAL INVESTMENTS - 100.55% (Cost $6,982,023)		7,675,634
OTHER ASSETS AND LIABILITIES, NET - (0.55%)		(42,200)
NET ASSETS - 100.00%		$7,633,434

See Notes to Financial Statements   *See explanation of symbols on A-31*

PACIFIC FUNDS
PF VAN KAMPEN MID-CAP GROWTH FUND
Schedule of Investments
September 30, 2003 (Unaudited)

	Shares	Value
U.S. COMMON STOCKS - 85.48%		
Autos & Transportation - 1.31%		
BorgWarner Inc	1,470	$99,740
PACCAR Inc	670	50,042
		149,782
Consumer Discretionary - 29.77%		
Advance Auto Parts Inc *	2,170	153,853
Apollo Group Inc 'A' *	1,740	114,892
Avon Products Inc	820	52,939
Bed Bath & Beyond Inc *	2,490	95,068
Best Buy Co Inc *	3,330	158,242
Brinker International Inc *	3,510	117,094
Career Education Corp *	1,180	53,454
CDW Corp	990	57,163
Chico's FAS Inc *	2,050	62,812
Coach Inc *	4,240	231,504
Columbia Sportswear Co *	1,150	60,662
Dollar General Corp	5,260	105,200
Electronic Arts Inc *	2,500	230,575
Fisher Scientific International Inc *	1,890	75,014
Fox Entertainment Group Inc 'A' *	1,670	46,743
GTECH Holdings Corp	2,780	119,123
Harman International Industries Inc	1,140	112,119
Hasbro Inc	3,720	69,490
International Game Technology	7,100	199,865
Journal Communications Inc 'A' *	3,600	59,580
Liz Claiborne Inc	2,000	68,100
Mohawk Industries Inc *	790	56,343
Pacific Sunwear of California Inc *	6,335	130,881
PETsMART Inc	1,240	28,148
Reebok International Ltd	1,770	59,171
Royal Caribbean Cruises Ltd	2,970	83,487
Staples Inc *	4,860	115,425
Starbucks Corp *	6,110	175,968
Starwood Hotels & Resorts Worldwide Inc	3,980	138,504
The Gap Inc	5,450	93,304
Tractor Supply Co *	3,700	121,397
Urban Outfitters Inc *	2,500	65,150
Yahoo! Inc *	2,860	101,187
		3,412,457
Energy - 2.82%		
Apache Corp	1,640	113,718
Smith International Inc *	3,780	136,004
XTO Energy Inc	3,480	73,045
		322,767
Financial Services - 13.84%		
Alliance Data Systems Corp *	4,390	115,896
BancorpSouth Inc	2,880	63,072
Bank of Hawaii Corp	1,820	61,116
BlackRock Inc	1,170	57,330
Capital One Financial Corp	670	38,217
Compass Bancshares Inc	1,380	47,720
Doral Financial Corp	960	45,120
Equifax Inc	2,960	65,919
Fair Isaac Corp	1,620	95,515
Federated Investors Inc 'B'	990	27,423
First Tennessee National Corp	1,050	44,583
Fiserv Inc *	2,360	85,503
Legg Mason Inc	1,070	77,254
Moody's Corp	1,110	61,017
New York Community Bancorp Inc	2,766	87,157
Popular Inc	960	38,208
Safeco Corp	990	$34,907
SLM Corp	1,340	52,206
SouthTrust Corp	3,570	104,922
SunGard Data Systems Inc *	4,380	115,238
Synovus Financial Corp	1,990	49,730
T. Rowe Price Group Inc	1,610	66,429
The Bear Stearns Cos Inc	840	62,832
Torchmark Corp	1,230	49,987
Washington Mutual Inc	1,000	39,370
		1,586,671
Health Care - 15.87%		
Aetna Inc	1,200	73,236
Allergan Inc	1,350	106,285
Amylin Pharmaceuticals Inc *	2,010	56,762
Anthem Inc *	890	63,484
Boston Scientific Corp *	950	60,610
Caremark Rx Inc *	4,580	103,508
Celgene Corp *	1,800	77,994
DENTSPLY International Inc	3,470	155,595
Express Scripts Inc *	970	59,315
Genentech Inc *	1,320	105,785
Genzyme Corp *	1,490	68,912
Gilead Sciences Inc *	1,020	57,049
Health Management Associates Inc 'A'	4,170	90,948
ICN Pharmaceuticals Inc	3,140	53,882
IMS Health Inc	3,540	74,694
McKesson Corp	2,820	93,878
MedImmune Inc *	2,710	89,457
St. Jude Medical Inc *	1,050	56,459
Universal Health Services Inc 'B' *	1,880	92,966
VistaCare Inc 'A' *	1,940	60,722
WellPoint Health Networks Inc *	650	50,102
Zimmer Holdings Inc *	3,050	168,055
		1,819,698
Materials & Processing - 1.48%		
Praxair Inc	1,260	78,057
Sealed Air Corp *	1,940	91,626
		169,683
Multi-Industry - 0.83%		
Eaton Corp	1,080	95,710
Producer Durables - 2.34%		
Applied Materials Inc *	4,520	81,993
Danaher Corp	1,780	131,471
Lam Research Corp *	2,470	54,710
		268,174
Technology - 15.98%		
Adobe Systems Inc	3,040	119,351
Altera Corp *	4,350	82,215
Analog Devices Inc *	1,400	53,228
Broadcom Corp 'A' *	3,240	86,249
Citrix Systems Inc *	4,490	99,139
Comverse Technology Inc *	5,070	75,847
Corning Inc *	6,900	64,998
Cypress Semiconductor Corp *	6,590	116,511
Foundry Networks Inc *	3,590	77,221
Integrated Circuit Systems Inc *	3,910	117,456
International Rectifier Corp *	2,370	88,733
Maxtor Corp *	6,910	84,095
Microchip Technology Inc	2,280	54,583
QLogic Corp *	2,080	97,781

	Shares	Value
Siebel Systems Inc *	7,120	$69,206
Storage Technology Corp *	3,850	92,939
Symantec Corp *	3,270	206,075
Synopsys Inc *	1,860	57,232
VERITAS Software Corp *	4,080	128,112
Zebra Technologies Corp 'A' *	1,180	60,853
		1,831,824
Utilities - 1.24%		
Nextel Communications Inc 'A' *	4,390	86,439
Sprint Corp-PCS Group *	9,790	56,097
		142,536
Total U.S. Common Stocks (Cost $8,626,683)		9,799,302
FOREIGN COMMON STOCKS - 7.14%		
Barbados - 0.62%		
Everest Re Group Ltd	950	71,402
Bermuda - 1.35%		
Ingersoll-Rand Co Ltd 'A'	2,890	154,442
Canada - 0.44%		
Celestica Inc *	3,150	49,959
Israel - 0.95%		
Teva Pharmaceutical Industries Ltd ADR	1,910	109,156
Netherlands - 0.83%		
ASML Holding NV 'NY' *	7,280	95,586
Singapore - 0.65%		
Flextronics International Ltd *	5,210	73,878
Switzerland - 0.86%		
Alcon Inc	1,760	98,824
United Kingdom - 1.44%		
Amdocs Ltd *	4,320	81,216
Willis Group Holdings Ltd	2,730	83,948
		165,164
Total Foreign Common Stocks (Cost $705,139)		818,411

	Principal Amount	Value
SHORT-TERM INVESTMENTS - 4.05%		
U.S. Government Agency Issue - 4.04%		
Federal Home Loan Bank 1.000% due 10/01/03	$463,000	$463,000

	Shares	Value
Cash Equivalent - 0.01%		
BlackRock Provident Institutional TempCash	1,053	1,053
Total Short-Term Investments (Cost $464,053)		464,053
TOTAL INVESTMENTS - 96.67% (Cost $9,795,875)		11,081,766
OTHER ASSETS AND LIABILITIES, NET - 3.33%		381,801
NET ASSETS - 100.00%		$11,463,567

Explanation of Symbols for Schedules of Investments

~	Securities purchased in private placement transaction; resale to the public may require registration.
#	Securities purchased on a when-issued or delayed delivery basis.
*	Non-income producing securities.
**	Securities were fully/partially segregated with the custodian to cover margin requirements for open futures contracts as of September 30, 2003.
"	Pass-through security backed by a pool of mortgages or other loans on which principal payments are periodically made. Therefore, the effective maturity is shorter than the stated maturity.
^	Securities with their principal amount adjusted for inflation.
+	Variable rate securities. The rate listed is as of September 30, 2003.

See Notes to Financial Statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

PACIFIC FUNDS
STATEMENTS OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2003 (Unaudited)

	PF AIM Blue Chip Fund	PF AIM Aggressive Growth Fund	PF INVESCO Health Sciences Fund	PF INVESCO Technology Fund	PF Janus Growth LT Fund	PF Lazard International Value Fund	PF MFS Global Growth Fund	PF PIMCO Inflation Managed Fund
ASSETS								
Investments, at cost	$13,166,368	$6,102,913	$5,552,879	$4,129,308	$8,250,875	$13,739,533	$5,992,151	$21,019,989
Investments, at value	$13,526,590	$7,026,537	$6,397,424	$5,226,335	$9,289,123	$14,876,121	$6,671,448	$21,429,448
Cash	817	210	—	—	—	—	—	—
Foreign currency held, at value *(1)*	—	—	—	—	—	—	36,112	—
Receivables:								
Dividends and interest	6,090	1,667	3,834	291	1,981	90,107	14,078	182,472
Fund shares sold	65,019	42,904	19,873	31,127	28,415	56,364	24,363	259,526
Securities sold	6,884	—	74,398	45,802	60,788	927	143,926	—
Securities sold short	—	—	—	—	—	—	—	498,182
Due from adviser	76,775	54,536	55,070	48,696	87,034	75,619	162,919	103,405
Variation margin on futures contracts	—	—	—	—	—	—	—	4,500
Prepaid expenses and other assets	1,437	789	789	592	1,183	1,375	904	789
Total Assets	13,683,612	7,126,643	6,551,388	5,352,843	9,468,524	15,100,513	7,053,750	22,478,322
LIABILITIES								
Payables:								
Fund shares redeemed	2,065	11,457	17,067	—	5,404	403,764	99,943	54,908
Securities purchased	16,181	7,587	25,389	24,437	87,866	—	51,326	7,626,260
Securities sold short, at value (proceeds $498,182)	—	—	—	—	—	—	—	511,391
Income and capital gains distributions	—	—	—	—	—	—	—	1,196
Accrued advisory fees	10,599	5,951	5,910	4,980	5,817	10,972	6,453	6,683
Accrued administration fees	3,905	2,083	1,880	1,584	2,715	4,518	2,053	3,898
Accrued trustee fees	226	62	176	89	130	—	—	—
Accrued deferred trustee compensation	5,878	3,540	3,580	3,082	4,832	5,771	2,864	1,729
Accrued distribution and service (12b-1) fees	7,200	3,240	2,815	2,382	4,460	8,491	3,204	7,521
Accrued other	27,631	7,567	10,466	6,990	33,176	23,754	69,101	39,279
Forward foreign currency contracts depreciation	—	—	—	—	3,462	—	—	—
Outstanding options written, at value	—	—	—	720	—	—	—	—
Variation margin on futures contracts	2,020	—	—	—	—	—	—	—
Total Liabilities	75,705	41,487	67,283	44,264	147,862	457,270	234,944	8,252,865
NET ASSETS	$13,607,907	$7,085,156	$6,484,105	$5,308,579	$9,320,662	$14,643,243	$6,818,806	$14,225,457

(1) Foreign currency held at cost was $36,017.

See Notes to Financial Statements

PACIFIC FUNDS
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
SEPTEMBER 30, 2003 (Unaudited)

	PF AIM Blue Chip Fund	PF AIM Aggressive Growth Fund	PF INVESCO Health Sciences Fund	PF INVESCO Technology Fund	PF Janus Growth LT Fund	PF Lazard International Value Fund	PF MFS Global Growth Fund	PF PIMCO Inflation Managed Fund
NET ASSETS CONSIST OF:								
Paid-in capital	$14,520,539	$7,069,536	$7,290,975	$6,192,114	$10,378,055	$14,062,417	$6,865,692	$13,789,074
Accumulated undistributed net investment income (loss)	(54,894)	(57,667)	(39,843)	(49,376)	(71,266)	100,571	(7,641)	8,447
Accumulated undistributed net realized gain (loss)	(1,211,795)	(850,337)	(1,611,638)	(1,932,268)	(2,020,871)	(659,429)	(719,592)	8,139
Net unrealized appreciation on investments and assets and liabilities in foreign currencies	354,057	923,624	844,611	1,098,109	1,034,744	1,139,684	680,347	419,797
NET ASSETS	$13,607,907	$7,085,156	$6,484,105	$5,308,579	$9,320,662	$14,643,243	$6,818,806	$14,225,457
Class A Shares:								
Net Assets	$9,509,325	$6,352,339	$6,150,374	$4,986,741	$7,876,104	$9,474,606	$6,071,051	$9,150,643
Shares of beneficial interest outstanding	1,025,585	632,176	673,669	560,172	876,494	929,421	616,285	869,142
NET ASSET VALUE *	$9.27	$10.05	$9.13	$8.90	$8.99	$10.19	$9.85	$10.53
Sales Charge - 5.50% of offering price	0.54	0.58	0.53	0.52	0.52	0.59	0.57	0.61
Maximum offering price per share	$9.81	$10.63	$9.66	$9.42	$9.51	$10.78	$10.42	$11.14
Class B Shares:								
Net Assets	$1,334,102	$296,830	$150,010	$96,642	$489,827	$1,621,732	$301,666	$1,420,317
Shares of beneficial interest outstanding	145,497	29,803	16,611	10,960	54,932	160,846	30,929	135,157
NET ASSET VALUE and offering price per share *	$9.17	$9.96	$9.03	$8.82	$8.92	$10.08	$9.75	$10.51
Class C Shares:								
Net Assets	$2,764,480	$435,987	$183,721	$225,196	$954,731	$3,546,905	$446,089	$3,654,497
Shares of beneficial interest outstanding	301,421	43,704	20,327	25,567	107,240	351,562	45,671	348,124
NET ASSET VALUE *	$9.17	$9.98	$9.04	$8.81	$8.90	$10.09	$9.77	$10.50
Sales Charge - 1.00% of offering price	0.09	0.10	0.09	0.09	0.09	0.10	0.10	0.11
Maximum offering price per share	$9.26	$10.08	$9.13	$8.90	$8.99	$10.19	$9.87	$10.61

* Redemption price per share is equal to the Net Asset Value per share less any applicable contingent deferred sales charge.

See Notes to Financial Statements

	PF PIMCO Managed Bond Fund	PF Pacific Life Money Market Fund	PF Putnam Equity Income Fund	PF Putnam Research Fund	PF Salomon Brothers Large-Cap Value Fund	PF Van Kampen Comstock Fund (1)	PF Van Kampen Mid-Cap Growth Fund (2)
ASSETS							
Investments, at cost	$25,973,968	$17,584,227	$11,696,072	$12,674,783	$19,169,021	$6,982,023	$9,795,875
Investments, at value	$26,548,485	$17,584,227	$12,105,837	$13,479,663	$19,303,810	$7,675,634	$11,081,766
Cash	—	—	—	—	441,672	—	—
Foreign currency held, at value (3)	189,773						
Receivables:							
Dividends and interest	233,817	3,630	27,535	14,242	39,498	11,539	5,078
Fund shares sold	42,940	1,384	17,391	9,896	62,747	18,398	66,637
Securities sold	385,281	—	37,972	236,129	—	—	267,827
Securities sold short	5,114,853						
Other	118,215	—	—	—	—	—	—
Due from adviser	149,759	135,304	81,499	83,978	90,387	66,043	88,893
Forward foreign currency contracts appreciation	11,337	—	—	4,799	—	—	—
Interest rate swap appreciation	140,361						
Variation margin on futures contracts	127,731						
Prepaid expenses and other assets	3,154	2,365	1,523	1,434	1,774	986	789
Total Assets	33,065,706	17,726,910	12,271,757	13,830,141	19,939,888	7,772,600	11,510,990
LIABILITIES							
Payables:							
Fund shares redeemed	694,077	93,901	92	—	65,511	42,214	228
Securities purchased	3,325,642	500,000	116,984	109,724	91,533	78,884	—
Securities sold short, at value (proceeds $5,114,853)	5,198,111						
Income and capital gains distributions	9,792	160	—	—	—	—	—
Accrued advisory fees	11,729	5,398	9,470	11,433	13,885	5,961	8,493
Accrued administration fees	6,842	4,723	3,489	4,002	5,717	2,196	3,303
Accrued trustee fees	1,299	1,284	—	395	718	30	557
Accrued deferred trustee compensation	12,929	7,594	6,621	5,986	7,240	4,038	4,863
Accrued distribution and service (12b-1) fees	13,055	6,852	5,551	5,786	10,376	3,521	6,162
Accrued other	83,769	34,139	32,627	32,262	30,716	2,322	23,817
Forward foreign currency contracts depreciation	9,047	—	—	47,863	—	—	—
Outstanding options written, at value	154,114	—	—	560	—	—	—
Total Liabilities	9,520,406	654,051	174,834	218,011	225,696	139,166	47,423
NET ASSETS	$23,545,300	$17,072,859	$12,096,923	$13,612,130	$19,714,192	$7,633,434	$11,463,567

(1) Formerly named PF Janus Strategic Value Fund.
(2) Formerly named PF MFS Mid-Cap Growth Fund.
(3) Foreign currency held at cost was $183,420.

See Notes to Financial Statements

PACIFIC FUNDS
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
SEPTEMBER 30, 2003 (Unaudited)

	PF PIMCO Managed Bond Fund	PF Pacific Life Money Market Fund	PF Putnam Equity Income Fund	PF Putnam Research Fund	PF Salomon Brothers Large-Cap Value Fund	PF Van Kampen Comstock Fund (1)	PF Van Kampen Mid-Cap Growth Fund (2)
NET ASSETS CONSIST OF:							
Paid-in capital	$22,925,918	$17,025,566	$12,635,701	$15,460,977	$21,406,091	$7,852,933	$14,984,752
Accumulated undistributed net investment income (loss)	163,584	47,347	29,181	(58,943)	21,368	(614)	(79,540)
Accumulated undistributed net realized loss	(432,350)	(54)	(977,724)	(2,552,076)	(1,848,056)	(912,496)	(4,727,536)
Net unrealized appreciation on investments and assets and liabilities in foreign currencies	888,148	—	409,765	762,172	134,789	693,611	1,285,891
NET ASSETS	$23,545,300	$17,072,859	$12,096,923	$13,612,130	$19,714,192	$7,633,434	$11,463,567
Class A Shares:							
Net Assets	$15,185,840	$14,169,477	$10,666,588	$13,434,913	$14,219,942	$6,623,790	$7,846,480
Shares of beneficial interest outstanding	1,475,274	14,167,280	1,145,125	1,550,123	1,504,696	669,544	1,137,708
NET ASSET VALUE *	$10.29	$1.00	$9.31	$8.67	$9.45	$9.89	$6.90
Sales Charge - 5.50% of offering price	0.60	—	0.54	0.50	0.55	0.58	0.40
Maximum offering price per share	$10.89	$1.00	$9.85	$9.17	$10.00	$10.47	$7.30
Class B Shares:							
Net Assets	$2,672,809	$1,219,420	$439,699	$48,679	$1,753,338	$526,626	$1,165,232
Shares of beneficial interest outstanding	260,144	1,219,420	47,645	5,664	187,158	53,772	170,325
NET ASSET VALUE and offering price per share *	$10.27	$1.00	$9.23	$8.59	$9.37	$9.79	$6.84
Class C Shares:							
Net Assets	$5,686,651	$1,683,962	$990,636	$128,538	$3,740,912	$483,018	$2,451,855
Shares of beneficial interest outstanding	553,262	1,683,962	107,273	14,965	399,541	49,287	358,781
NET ASSET VALUE *	$10.28	$1.00	$9.23	$8.59	$9.36	$9.80	$6.83
Sales Charge - 1.00% of offering price	0.10	—	0.09	0.09	0.09	0.10	0.07
Maximum offering price per share	$10.38	$1.00	$9.32	$8.68	$9.45	$9.90	$6.90

* Redemption price per share is equal to the Net Asset Value per share less any applicable contingent deferred sales charge.
(1) Formerly named PF Janus Strategic Value Fund.
(2) Formerly named PF MFS Mid-Cap Growth Fund.

See Notes to Financial Statements

PACIFIC FUNDS
STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2003 (Unaudited)

	PF AIM Blue Chip Fund	PF AIM Aggressive Growth Fund	PF INVESCO Health Sciences Fund	PF INVESCO Technology Fund	PF Janus Growth LT Fund	PF Lazard International Value Fund	PF MFS Global Growth Fund	PF PIMCO Inflation Managed Fund
INVESTMENT INCOME								
Dividends, net of foreign taxes withheld (1)	$68,867	$8,020	$29,733	$4,287	$19,340	$234,151	$57,267	$1,764
Interest	3,329	2,075	76	14	3,582	288	2,699	246,329
Total Investment Income	72,196	10,095	29,809	4,301	22,922	234,439	59,966	248,093
EXPENSES								
Advisory fees	57,046	32,327	35,193	26,886	33,159	55,303	33,589	34,592
Administration fees	21,017	11,315	11,198	8,555	15,474	22,772	10,687	20,178
Support services expenses	8,340	5,327	6,365	5,200	8,387	7,981	5,410	7,372
Custodian fees and expenses	16,425	13,425	12,874	15,383	28,917	13,637	113,059	8,624
Shareholder reports	5,002	2,447	1,742	1,013	3,990	5,120	2,004	4,433
Distribution and service (12b-1) fees								
Class A	22,284	14,967	15,244	11,684	19,103	22,784	14,082	19,859
Class B	5,088	841	670	298	1,976	6,091	869	4,108
Class C	10,393	1,552	835	775	4,031	13,404	1,502	13,825
Transfer agency out-of-pocket expenses	17,250	12,500	12,705	7,108	18,899	19,524	12,783	17,167
Registration fees	12,608	11,916	11,916	11,878	12,252	13,098	11,897	11,201
Legal and audit fees	12,212	6,979	6,979	5,233	10,470	12,212	6,096	9,626
Trustees' fees and expenses	3,654	1,997	2,079	1,435	2,954	3,551	1,561	3,273
Offering expenses	—	—	—	—	—	—	—	40,621
Other	7,290	3,179	3,610	3,890	5,587	7,003	13,163	6,853
Total Expenses	198,609	118,772	121,410	99,338	165,199	202,480	226,702	201,732
Adviser Expense Reimbursement	(76,775)	(54,536)	(55,070)	(48,696)	(87,034)	(75,619)	(162,919)	(103,405)
Net Expenses	121,834	64,236	66,340	50,642	78,165	126,861	63,783	98,327
NET INVESTMENT INCOME (LOSS)	(49,638)	(54,141)	(36,531)	(46,341)	(55,243)	107,578	(3,817)	149,766
NET REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investment security transactions	(257,271)	79,593	313,856	(123,904)	131,883	(202,319)	94,276	26,880
Closed short positions	—	—	—	—	—	—	—	(8,606)
Futures contracts and written option transactions	63,552	—	—	—	—	—	—	—
Foreign currency transactions	—	—	(1)	—	(8,823)	(53,492)	(2,147)	—
Net Realized Gain (Loss)	(193,719)	79,593	313,855	(123,904)	123,060	(255,811)	92,129	18,274
Net change in unrealized appreciation (depreciation) on:								
Investment security transactions	1,773,226	932,860	411,649	1,347,459	1,302,168	2,071,576	959,431	332,549
Short positions	—	—	—	—	—	—	—	(14,469)
Futures contracts and written options	(4,135)	—	—	(870)	—	—	—	23,547
Foreign currency transactions	—	—	11	—	1,020	1,258	938	—
Change in Net Unrealized Appreciation	1,769,091	932,860	411,660	1,346,589	1,303,188	2,072,834	960,369	341,627
NET GAIN	1,575,372	1,012,453	725,515	1,222,685	1,426,248	1,817,023	1,052,498	359,901
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$1,525,734	$958,312	$688,984	$1,176,344	$1,371,005	$1,924,601	$1,048,681	$509,667

(1) Net of $85, $35, $802, $302, $292, $28,970, $5,954 and $0 foreign withholding taxes, respectively.

See Notes to Financial Statements

PACIFIC FUNDS
STATEMENTS OF OPERATIONS (Continued)
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2003 (Unaudited)

	PF PIMCO Managed Bond Fund	PF Pacific Life Money Market Fund	PF Putnam Equity Income Fund	PF Putnam Research Fund	PF Salomon Brothers Large-Cap Value Fund	PF Van Kampen Comstock Fund (1)	PF Van Kampen Mid-Cap Growth Fund (2)
INVESTMENT INCOME							
Dividends, net of foreign taxes withheld (3)	$—	$330	$137,772	$99,489	$197,424	$69,283	$20,868
Interest	583,724	85,642	7,513	—	2,266	2,078	2,000
Total Investment Income	583,724	85,972	145,285	99,489	199,690	71,361	22,868
EXPENSES							
Advisory fees	73,501	30,091	53,608	65,733	76,348	33,072	44,410
Administration fees	42,875	26,329	19,750	23,007	31,437	12,184	17,271
Support services expenses	22,555	13,142	7,062	12,480	11,029	12,480	14,695
Custodian fees and expenses	11,646	7,667	17,791	11,421	10,247	8,471	35,280
Shareholder reports	8,648	6,321	4,908	2,667	7,169	2,859	2,708
Distribution and service (12b-1) fees							
Class A	43,237	31,093	25,394	32,472	34,051	15,630	17,990
Class B	11,072	5,174	1,782	196	6,945	1,922	4,287
Class C	24,955	7,867	3,858	594	14,774	1,632	9,077
Transfer agency out-of-pocket expenses	46,555	38,175	20,779	27,185	27,246	18,207	9,016
Registration fees	13,597	14,268	12,078	11,892	12,725	12,165	12,660
Legal and audit fees	27,915	18,288	12,212	12,193	16,584	8,723	8,744
Trustees' fees and expenses	8,882	5,372	3,143	4,196	5,854	2,316	3,140
Other	22,211	9,503	9,169	8,517	8,515	4,302	7,585
Total Expenses	357,649	213,290	191,534	212,553	262,924	133,963	186,863
Adviser Expense Reimbursement/Distributor Waiver	(149,759)	(139,685)	(81,499)	(83,978)	(90,387)	(66,043)	(88,893)
Net Expenses	207,890	73,605	110,035	128,575	172,537	67,920	97,970
NET INVESTMENT INCOME (LOSS)	375,834	12,367	35,250	(29,086)	27,153	3,441	(75,102)
NET REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investment security transactions	(385,731)	(4)	(171,960)	28,903	(484,314)	(180,138)	184,911
Closed short positions	3,043	—	—	—	—	—	—
Futures contracts and written option transactions	(36,059)	—	—	—	—	—	—
Foreign currency transactions	45,326	—	—	(1,829)	—	5	—
Net Realized Gain (Loss)	(373,421)	(4)	(171,960)	27,074	(484,314)	(180,133)	184,911
Net change in unrealized appreciation (depreciation) on:							
Investment security transactions	541,750	—	1,867,422	2,108,836	3,548,781	1,420,959	1,273,792
Short positions	(83,258)	—	—	—	—	—	—
Futures contracts and written options	186,339	—	—	281	—	—	—
Foreign currency transactions	(4,497)	—	—	(37,178)	—	(27)	—
Change in Net Unrealized Appreciation	640,334	—	1,867,422	2,071,939	3,548,781	1,420,932	1,273,792
NET GAIN (LOSS)	266,913	(4)	1,695,462	2,099,013	3,064,467	1,240,799	1,458,703
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$642,747	$12,363	$1,730,712	$2,069,927	$3,091,620	$1,244,240	$1,383,601

(1) Formerly named PF Janus Strategic Value Fund.
(2) Formerly named PF MFS Mid-Cap Growth Fund.
(3) Net of $0, $0, $1,511, $1,690, $2,738, $677 and $418 foreign withholding taxes, respectively.
See Notes to Financial Statements

PACIFIC FUNDS
STATEMENTS OF CHANGES IN NET ASSETS

	PF AIM Blue Chip Fund		PF AIM Aggressive Growth Fund		PF INVESCO Health Sciences Fund	
	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003
OPERATIONS						
Net investment loss	($49,638)	($67,971)	($54,141)	($98,866)	($36,531)	($89,289)
Net realized gain (loss)	(193,719)	(976,563)	79,593	(777,769)	313,855	(1,537,522)
Net change in unrealized appreciation (depreciation)	1,769,091	(1,973,986)	932,860	(1,115,746)	411,660	223,983
Net Increase (Decrease) in Net Assets Resulting from Operations	1,525,734	(3,018,520)	958,312	(1,992,381)	688,984	(1,402,828)
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Net realized gains						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	—	—	—	—	—
CAPITAL SHARE TRANSACTIONS						
Proceeds from sale of shares						
Class A	1,590,476	1,900,875	965,697	193,336	81,138	805,954
Class B	649,440	800,289	230,201	60,918	32,650	91,991
Class C	1,606,808	1,473,852	314,224	114,733	82,644	96,992
Dividends reinvestments						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Cost of shares repurchased						
Class A	(1,187,407)	(1,996,697)	(541,561)	(847,697)	(233,608)	(1,634,258)
Class B	(187,649)	(40,980)	(16,801)	(2,348)	(4,021)	(11,115)
Class C	(535,364)	(37,479)	(33,957)	(8,084)	(32,229)	(5,082)
Net Increase (Decrease) in Net Assets Derived from Capital Share Transactions	1,936,304	2,099,860	917,803	(489,142)	(73,426)	(655,518)
NET INCREASE (DECREASE) IN NET ASSETS	3,462,038	(918,660)	1,876,115	(2,481,523)	615,558	(2,058,346)
NET ASSETS						
Beginning of Period/Year	10,145,869	11,064,529	5,209,041	7,690,564	5,868,547	7,926,893
End of Period/Year	$13,607,907	$10,145,869	$7,085,156	$5,209,041	$6,484,105	$5,868,547
Undistributed net investment loss at end of period/year	($54,894)	($5,256)	($57,667)	($3,526)	($39,843)	($3,312)

(1) Unaudited.

See Notes to Financial Statements

PACIFIC FUNDS
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	PF INVESCO Technology Fund		PF Janus Growth LT Fund		PF Lazard International Value Fund	
	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003
OPERATIONS						
Net investment income (loss)	($46,341)	($85,600)	($55,243)	($76,447)	$107,578	$57,826
Net realized gain (loss)	(123,904)	(1,648,225)	123,060	(1,925,843)	(255,811)	(408,788)
Net change in unrealized appreciation (depreciation)	1,346,589	(1,645,163)	1,303,188	(606,804)	2,072,834	(1,535,408)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,176,344	(3,378,988)	1,371,005	(2,609,094)	1,924,601	(1,886,370)
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income						
Class A	—	—	—	—	(23,198)	(28,445)
Class B	—	—	—	—	(2,972)	(1,913)
Class C	—	—	—	—	(6,770)	(4,078)
Net realized gains						
Class A	—	—	—	—	—	(45,705)
Class B	—	—	—	—	—	(389)
Class C	—	—	—	—	—	(2,132)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	—	—	—	(32,940)	(82,662)
CAPITAL SHARE TRANSACTIONS						
Proceeds from sale of shares						
Class A	45,100	30,769	493,958	835,684	22,678,424	6,682,746
Class B	50,561	24,496	206,615	275,409	790,212	845,346
Class C	115,896	78,233	462,372	615,901	1,813,768	1,759,737
Dividends reinvestments						
Class A	—	—	—	—	22,913	72,436
Class B	—	—	—	—	2,905	2,207
Class C	—	—	—	—	6,759	6,305
Cost of shares repurchased						
Class A	(76,607)	(601,001)	(651,327)	(1,286,073)	(21,873,131)	(5,618,470)
Class B	(8)	(15,949)	(72,670)	(7,630)	(89,088)	(42,393)
Class C	(632)	(744)	(246,261)	(27,389)	(246,662)	(79,744)
Net Increase (Decrease) in Net Assets Derived from Capital Share Transactions	134,310	(484,196)	192,687	405,902	3,106,100	3,628,170
NET INCREASE (DECREASE) IN NET ASSETS	1,310,654	(3,863,184)	1,563,692	(2,203,192)	4,997,761	1,659,138
NET ASSETS						
Beginning of Period/Year	3,997,925	7,861,109	7,756,970	9,960,162	9,645,482	7,986,344
End of Period/Year	$5,308,579	$3,997,925	$9,320,662	$7,756,970	$14,643,243	$9,645,482
Undistributed net investment income (loss) at end of period/year	($49,376)	($3,035)	($71,266)	($16,023)	$100,571	$25,933

(1) Unaudited.

See Notes to Financial Statements

B-8

PACIFIC FUNDS
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	PF MFS Global Growth Fund		PF PIMCO Inflation Managed Fund		PF PIMCO Managed Bond Fund	
	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (1)	Period Ended March 31, 2003 (2)	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003
OPERATIONS						
Net investment income (loss)	($3,817)	($22,555)	$149,766	$31,487	$375,834	$559,594
Net realized gain (loss)	92,129	(795,770)	18,274	70,345	(373,421)	2,246,858
Net change in unrealized appreciation (depreciation)	960,369	(736,191)	341,627	78,170	640,334	644,076
Net Increase (Decrease) in Net Assets Resulting from Operations	1,048,681	(1,554,516)	509,667	180,002	642,747	3,450,528
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income						
Class A	—	—	(111,811)	(29,246)	(274,886)	(822,096)
Class B	—	—	(10,272)	(562)	(31,312)	(32,967)
Class C	—	—	(27,151)	(1,373)	(69,714)	(96,396)
Net realized gains						
Class A	—	(124,390)	(53,880)	—	—	(1,013,640)
Class B	—	(418)	(5,951)	—	—	(61,509)
Class C	—	(212)	(20,649)	—	—	(197,240)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—	(125,020)	(229,714)	(31,181)	(375,912)	(2,223,848)
CAPITAL SHARE TRANSACTIONS						
Proceeds from sale of shares						
Class A	6,425,804	4,191,604	2,743,351	6,347,968	22,540,476	12,479,148
Class B	234,294	43,068	1,517,191	159,771	1,151,421	1,858,665
Class C	353,799	74,289	4,495,824	504,905	3,101,127	4,246,502
Dividends reinvestments						
Class A	—	113,748	165,453	29,246	212,305	1,530,194
Class B	—	418	15,821	473	31,055	92,878
Class C	—	212	43,504	1,304	62,526	255,022
Cost of shares repurchased						
Class A	(5,846,483)	(4,942,110)	(255,016)	(232,743)	(25,968,515)	(30,122,684)
Class B	(13,373)	(222)	(307,234)	—	(529,914)	(121,135)
Class C	(25,843)	(1,231)	(1,404,746)	(28,389)	(2,116,637)	(249,008)
Net Increase (Decrease) in Net Assets Derived from Capital Share Transactions	1,128,198	(520,224)	7,014,148	6,782,535	(1,516,156)	(10,030,418)
NET INCREASE (DECREASE) IN NET ASSETS	2,176,879	(2,199,760)	7,294,101	6,931,356	(1,249,321)	(8,803,738)
NET ASSETS						
Beginning of Period/Year	4,641,927	6,841,687	6,931,356	—	24,794,621	33,598,359
End of Period/Year	$6,818,806	$4,641,927	$14,225,457	$6,931,356	$23,545,300	$24,794,621
Undistributed net investment income (loss) at end of period/year	($7,641)	($3,824)	$8,447	$7,915	$163,584	$163,662

(1) Unaudited.
(2) Operations commenced on December 31, 2002.
See Notes to Financial Statements

PACIFIC FUNDS
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	PF Pacific Life Money Market Fund		PF Putnam Equity Income Fund		PF Putnam Research Fund	
	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (1)	Year Ended March 31, 2003
OPERATIONS						
Net investment income (loss)	$12,367	$117,708	$35,250	$55,860	($29,086)	($56,004)
Net realized gain (loss)	(4)	(50)	(171,960)	(782,021)	27,074	(2,481,169)
Net change in unrealized appreciation (depreciation)	—	—	1,867,422	(1,942,233)	2,071,939	(1,407,106)
Net Increase (Decrease) in Net Assets Resulting from Operations	12,363	117,658	1,730,712	(2,668,394)	2,069,927	(3,944,279)
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income						
Class A	(12,121)	(117,028)	(17,100)	(90,783)	—	(31,398)
Class B	(102)	(245)	(405)	(959)	—	(18)
Class C	(144)	(435)	(926)	(2,562)	—	(50)
Net realized gains						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(12,367)	(117,708)	(18,431)	(94,304)	—	(31,466)
CAPITAL SHARE TRANSACTIONS						
Proceeds from sale of shares						
Class A	14,578,561	7,721,450	453,587	727,291	360,202	47,749
Class B	720,474	821,580	190,313	279,145	14,309	38,404
Class C	1,986,514	1,497,246	478,902	573,829	29,006	89,783
Dividends reinvestments						
Class A	11,446	109,308	17,032	90,410	—	31,398
Class B	101	247	405	959	—	18
Class C	130	435	925	2,562	—	50
Cost of shares repurchased						
Class A	(13,512,412)	(21,795,052)	(177,309)	(197,143)	(6,350)	(49,736)
Class B	(282,964)	(127,876)	(65,037)	(9,527)	—	(13,785)
Class C	(1,375,833)	(499,191)	(126,955)	(23,159)	(11,200)	(41)
Net Increase (Decrease) in Net Assets Derived from Capital Share Transactions	2,126,017	(12,271,853)	771,863	1,444,367	385,967	143,840
NET INCREASE (DECREASE) IN NET ASSETS	2,126,013	(12,271,903)	2,484,144	(1,318,331)	2,455,894	(3,831,905)
NET ASSETS						
Beginning of Period/Year	14,946,846	27,218,749	9,612,779	10,931,110	11,156,236	14,988,141
End of Period/Year	$17,072,859	$14,946,846	$12,096,923	$9,612,779	$13,612,130	$11,156,236
Undistributed net investment income (loss) at end of period/year	$47,347	$47,347	$29,181	$12,362	($58,943)	($29,857)

(1) Unaudited.
See Notes to Financial Statements

	PF Salomon Brothers Large-Cap Value Fund		PF Van Kampen Comstock Fund (1)		PF Van Kampen Mid-Cap Growth Fund (2)	
	Six-Month Period Ended September 30, 2003 (3)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (3)	Year Ended March 31, 2003	Six-Month Period Ended September 30, 2003 (3)	Year Ended March 31, 2003
OPERATIONS						
Net investment income (loss)	$27,153	$59,298	$3,441	($72,152)	($75,102)	($112,543)
Net realized gain (loss)	(484,314)	(1,227,554)	(180,133)	(692,100)	184,911	(4,844,623)
Net change in unrealized appreciation (depreciation)	3,548,781	(4,356,079)	1,420,932	(1,751,574)	1,273,792	241,624
Net Increase (Decrease) in Net Assets Resulting from Operations	3,091,620	(5,524,335)	1,244,240	(2,515,826)	1,383,601	(4,715,542)
DISTRIBUTIONS TO SHAREHOLDERS						
Net investment income						
Class A	(19,016)	(34,071)	—	—	—	—
Class B	(1,551)	(1,682)	—	—	—	—
Class C	(3,131)	(4,576)	—	—	—	—
Net realized gains						
Class A	—	(98,565)	—	(49,164)	—	(843,858)
Class B	—	(965)	—	(784)	—	(7,367)
Class C	—	(2,918)	—	(632)	—	(22,315)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(23,698)	(142,777)	—	(50,580)	—	(873,540)
CAPITAL SHARE TRANSACTIONS						
Proceeds from sale of shares						
Class A	1,509,431	3,046,380	537,810	515,634	1,274,850	1,670,491
Class B	764,105	941,383	286,498	157,848	585,861	562,549
Class C	1,954,388	2,064,546	387,142	106,658	1,378,678	1,166,586
Dividends reinvestments						
Class A	18,591	130,473	—	48,385	—	823,409
Class B	1,431	2,185	—	378	—	7,319
Class C	3,107	7,437	—	631	—	22,315
Cost of shares repurchased						
Class A	(1,456,376)	(5,848,309)	(384,415)	(1,735,118)	(667,959)	(2,274,920)
Class B	(178,933)	(43,395)	(20,579)	(19,927)	(116,305)	(13,861)
Class C	(675,439)	(70,164)	(23,624)	(30,237)	(292,587)	(38,785)
Net Increase (Decrease) in Net Assets Derived from Capital Share Transactions	1,940,305	230,536	782,832	(955,748)	2,162,538	1,925,103
NET INCREASE (DECREASE) IN NET ASSETS	5,008,227	(5,436,576)	2,027,072	(3,522,154)	3,546,139	(3,663,979)
NET ASSETS						
Beginning of Period/Year	14,705,965	20,142,541	5,606,362	9,128,516	7,917,428	11,581,407
End of Period/Year	$19,714,192	$14,705,965	$7,633,434	$5,606,362	$11,463,567	$7,917,428
Undistributed net investment income (loss) at end of period/year	$21,368	$17,913	($614)	($4,055)	($79,540)	($4,438)

(1) Formerly named PF Janus Strategic Value Fund.
(2) Formerly named PF MFS Mid-Cap Growth Fund.
(3) Unaudited.
See Notes to Financial Statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

PACIFIC FUNDS
FINANCIAL HIGHLIGHTS
Selected per share, ratios and supplemental data for each period ended were as follows:

	Net Asset Value, Beginning of Period	Investment Activities			Distributions				Net Asset Value, End of Period	Total Returns (1)	Ratios/Supplemental Data					
		Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Distributions			Net Assets, End of Period (in thousands)	Ratios of Expenses After Expense Reductions to Average Net Assets (2), (3)	Ratios of Expenses Before Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Loss After Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Loss Before Expense Reductions to Average Net Assets (2), (3)	Portfolio Turnover Rates
PF AIM Blue Chip Fund																
Class A:																
4/1/2003 - 9/30/2003 (5)	$8.05	($0.03)	$1.25	$1.22	$—	$—	$—	$—	$9.27	15.16%	$9,509	1.90%	3.18%	(0.70%)	(1.98%)	13.08%
4/1/2002 - 3/31/2003 (4)	10.96	(0.06)	(2.85)	(2.91)	—	—	—	—	8.05	(26.55%)	7,922	1.90%	3.94%	(0.67%)	(2.71%)	35.58%
9/28/2001 - 3/31/2002 (4)	10.00	(0.05)	1.06	1.01	(0.03)	(0.02)	—	(0.05)	10.96	10.09%	10,867	1.90%	5.99%	(0.92%)	(5.01%)	12.63%
Class B:																
4/1/2003 - 9/30/2003 (5)	$7.98	($0.04)	$1.23	$1.19	$—	$—	$—	$—	$9.17	14.91%	$1,334	2.40%	3.68%	(1.20%)	(2.48%)	13.08%
4/1/2002 - 3/31/2003 (4)	10.94	(0.10)	(2.86)	(2.96)	—	—	—	—	7.98	(27.06%)	757	2.40%	4.44%	(1.17%)	(3.21%)	35.58%
9/28/2001 - 3/31/2002 (4)	10.00	(0.08)	1.06	0.98	(0.02)	(0.02)	—	(0.04)	10.94	9.79%	43	2.40%	6.49%	(1.42%)	(5.51%)	12.63%
Class C:																
4/1/2003 - 9/30/2003 (5)	$7.98	($0.04)	$1.23	$1.19	$—	$—	$—	$—	$9.17	14.91%	$2,764	2.40%	3.68%	(1.20%)	(2.48%)	13.08%
4/1/2002 - 3/31/2003 (4)	10.93	(0.10)	(2.85)	(2.95)	—	—	—	—	7.98	(26.99%)	1,467	2.40%	4.44%	(1.17%)	(3.21%)	35.58%
9/28/2001 - 3/31/2002 (4)	10.00	(0.08)	1.06	0.98	(0.03)	(0.02)	—	(0.05)	10.93	9.74%	154	2.40%	6.49%	(1.42%)	(5.51%)	12.63%
PF AIM Aggressive Growth Fund																
Class A:																
4/1/2003 - 9/30/2003 (4) (5)	$8.59	($0.08)	$1.54	$1.46	$—	$—	$—	$—	$10.05	17.00%	$6,352	1.95%	3.64%	(1.64%)	(3.33%)	53.13%
4/1/2002 - 3/31/2003 (4)	11.63	(0.16)	(2.88)	(3.04)	—	—	—	—	8.59	(26.14%)	5,031	1.95%	4.27%	(1.66%)	(3.98%)	71.87%
9/28/2001 - 3/31/2002 (4)	10.00	(0.09)	1.81	1.72	(0.02)	(0.07)	—	(0.09)	11.63	17.21%	7,654	1.95%	6.84%	(1.67%)	(6.56%)	44.75%
Class B:																
4/1/2003 - 9/30/2003 (4) (5)	$8.53	($0.10)	$1.53	$1.43	$—	$—	$—	$—	$9.96	16.63%	$297	2.45%	4.14%	(2.14%)	(3.83%)	53.13%
4/1/2002 - 3/31/2003 (4)	11.61	(0.19)	(2.89)	(3.08)	—	—	—	—	8.53	(26.44%)	63	2.45%	4.77%	(2.16%)	(4.48%)	71.87%
9/28/2001 - 3/31/2002 (4)	10.00	(0.12)	1.80	1.68	—	(0.07)	—	(0.07)	11.61	16.84%	12	2.45%	7.34%	(2.17%)	(7.06%)	44.75%
Class C:																
4/1/2003 - 9/30/2003 (4) (5)	$8.55	($0.10)	$1.53	$1.43	$—	$—	$—	$—	$9.98	16.73%	$436	2.45%	4.14%	(2.14%)	(3.83%)	53.13%
4/1/2002 - 3/31/2003 (4)	11.61	(0.19)	(2.87)	(3.06)	—	—	—	—	8.55	(26.36%)	115	2.45%	4.77%	(2.16%)	(4.48%)	71.87%
9/28/2001 - 3/31/2002 (4)	10.00	(0.12)	1.81	1.69	(0.01)	(0.07)	—	(0.08)	11.61	16.91%	25	2.45%	7.34%	(2.17%)	(7.06%)	44.75%
PF INVESCO Health Sciences Fund																
Class A:																
4/1/2003 - 9/30/2003 (5)	$8.16	($0.05)	$1.02	$0.97	$—	$—	$—	$—	$9.13	11.89%	$6,150	2.05%	3.77%	(1.12%)	(2.84%)	71.66%
4/1/2002 - 3/31/2003 (4)	9.89	(0.12)	(1.61)	(1.73)	—	—	—	—	8.16	(17.49%)	5,643	2.05%	4.04%	(1.37%)	(3.36%)	139.83%
9/28/2001 - 3/31/2002 (4)	10.00	(0.07)	0.02	(0.09)	—	—	(0.02)	(0.02)	9.89	(0.92%)	7,854	2.05%	4.82%	(1.43%)	(4.20%)	22.74%
Class B:																
4/1/2003 - 9/30/2003 (5)	$8.09	($0.06)	$1.00	$0.94	$—	$—	$—	$—	$9.03	11.62%	$150	2.55%	4.27%	(1.62%)	(3.34%)	71.66%
4/1/2002 - 3/31/2003 (4)	9.86	(0.15)	(1.62)	(1.77)	—	—	—	—	8.09	(17.95%)	108	2.55%	4.54%	(1.87%)	(3.86%)	139.83%
9/28/2001 - 3/31/2002 (4)	10.00	(0.10)	0.02	(0.12)	—	—	(0.02)	(0.02)	9.86	(1.22%)	37	2.55%	5.32%	(1.93%)	(4.70%)	22.74%
Class C:																
4/1/2003 - 9/30/2003 (5)	$8.10	($0.06)	$1.00	$0.94	$—	$—	$—	$—	$9.04	11.61%	$184	2.55%	4.27%	(1.62%)	(3.34%)	71.66%
4/1/2002 - 3/31/2003 (4)	9.86	(0.15)	(1.61)	(1.76)	—	—	—	—	8.10	(17.85%)	117	2.55%	4.54%	(1.87%)	(3.86%)	139.83%
9/28/2001 - 3/31/2002 (4)	10.00	(0.10)	0.02	(0.12)	—	—	(0.02)	(0.02)	9.86	(1.22%)	37	2.55%	5.32%	(1.93%)	(4.70%)	22.74%

See Notes to Financial Statements

See explanation of symbols on C-6

PACIFIC FUNDS
FINANCIAL HIGHLIGHTS (Continued)
Selected per share, ratios and supplemental data for each period ended were as follows:

			Investment Activities			Distributions					Ratios/Supplemental Data						
		Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Distributions	Net Asset Value, End of Period	Total Returns (1)	Net Assets, End of Period (in thousands)	Ratios of Expenses After Expense Reductions to Average Net Assets (2), (3)	Ratios of Expenses Before Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Income (Loss) After Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Income (Loss) Before Expense Reductions to Average Net Assets (2), (3)	Portfolio Turnover Rates
PF INVESCO Technology Fund																	
Class A:	4/1/2003 - 9/30/2003 *(4) (5)*	$6.88	($0.08)	$2.10	$2.02	$—	$—	$—	$—	$8.90	29.36%	$4,987	2.05%	4.04%	(1.87%)	(3.86%)	54.47%
	4/1/2002 - 3/31/2003 *(4)*	12.47	(0.14)	(5.45)	(5.59)	—	—	—	—	6.88	(44.83%)	3,885	2.05%	4.80%	(1.78%)	(4.53%)	96.29%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.12)	2.59	2.47	—	—	—	—	12.47	24.70%	7,801	2.05%	4.81%	(1.82%)	(4.58%)	32.50%
Class B:	4/1/2003 - 9/30/2003 *(4) (5)*	$6.83	($0.10)	$2.09	$1.99	$—	$—	$—	$—	$8.82	29.14%	$97	2.55%	4.54%	(2.37%)	(4.36%)	54.47%
	4/1/2002 - 3/31/2003 *(4)*	12.44	(0.19)	(5.42)	(5.61)	—	—	—	—	6.83	(45.10%)	35	2.55%	5.30%	(2.28%)	(5.03%)	96.29%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.15)	2.59	2.44	—	—	—	—	12.44	24.40%	47	2.55%	5.31%	(2.32%)	(5.08%)	32.50%
Class C:	4/1/2003 - 9/30/2003 *(4) (5)*	$6.83	($0.10)	$2.08	$1.98	$—	$—	$—	$—	$8.81	28.99%	$225	2.55%	4.54%	(2.37%)	(4.36%)	54.47%
	4/1/2002 - 3/31/2003 *(4)*	12.44	(0.17)	(5.44)	(5.61)	—	—	—	—	6.83	(45.10%)	78	2.55%	5.30%	(2.28%)	(5.03%)	96.29%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.15)	2.59	2.44	—	—	—	—	12.44	24.40%	13	2.55%	5.31%	(2.32%)	(5.08%)	32.50%
PF Janus Growth LT Fund																	
Class A:	4/1/2003 - 9/30/2003 *(5)*	$7.62	($0.05)	$1.42	$1.37	$—	$—	$—	$—	$8.99	17.98%	$7,876	1.70%	3.67%	(1.18%)	(3.15%)	19.82%
	4/1/2002 - 3/31/2003	10.32	(0.08)	(2.62)	(2.70)	—	—	—	—	7.62	(26.16%)	6,832	1.70%	4.01%	(0.95%)	(3.26%)	124.73%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.04)	0.39	0.35	(0.03)	—	—	(0.03)	10.32	3.50%	9,819	1.70%	6.29%	(0.78%)	(5.37%)	64.33%
Class B:	4/1/2003 - 9/30/2003 *(5)*	$7.58	($0.06)	$1.40	$1.34	$—	$—	$—	$—	$8.92	17.52%	$490	2.20%	4.17%	(1.68%)	(3.65%)	19.82%
	4/1/2002 - 3/31/2003	10.30	(0.06)	(2.66)	(2.72)	—	—	—	—	7.58	(26.31%)	301	2.20%	4.51%	(1.45%)	(3.76%)	124.73%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.07)	0.40	0.33	(0.03)	—	—	(0.03)	10.30	3.27%	57	2.20%	6.79%	(1.28%)	(5.87%)	64.33%
Class C:	4/1/2003 - 9/30/2003 *(5)*	$7.57	($0.06)	$1.39	$1.33	$—	$—	$—	$—	$8.90	17.57%	$955	2.20%	4.17%	(1.68%)	(3.65%)	19.82%
	4/1/2002 - 3/31/2003	10.31	(0.08)	(2.66)	(2.74)	—	—	—	—	7.57	(26.58%)	624	2.20%	4.51%	(1.45%)	(3.76%)	124.73%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.07)	0.40	0.33	(0.02)	—	—	(0.02)	10.31	3.33%	84	2.20%	6.79%	(1.28%)	(5.87%)	64.33%
PF Lazard International Value Fund																	
Class A:	4/1/2003 - 9/30/2003 *(5)*	$8.73	$0.09	$1.40	$1.49	($0.03)	$—	$—	($0.03)	$10.19	17.04%	$9,475	1.80%	2.96%	1.80%	0.64%	23.29%
	4/1/2002 - 3/31/2003 *(4)*	11.09	0.07	(2.33)	(2.26)	(0.04)	(0.06)	—	(0.10)	8.73	(20.50%)	7,218	1.80%	3.89%	0.76%	(1.33%)	19.60%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.02)	1.14	1.12	(0.03)	—	—	(0.03)	11.09	11.21%	7,817	1.80%	7.07%	(0.35%)	(5.62%)	7.11%
Class B:	4/1/2003 - 9/30/2003 *(5)*	$8.66	$0.06	$1.38	$1.44	($0.02)	$—	$—	($0.02)	$10.08	16.69%	$1,622	2.30%	3.46%	1.30%	0.14%	23.29%
	4/1/2002 - 3/31/2003 *(4)*	11.08	0.02	(2.33)	(2.31)	(0.05)	(0.06)	—	(0.11)	8.66	(20.93%)	771	2.30%	4.39%	0.26%	(1.83%)	19.60%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.05)	1.14	1.09	(0.01)	—	—	(0.01)	11.08	10.95%	26	2.30%	7.57%	(0.85%)	(6.12%)	7.11%
Class C:	4/1/2003 - 9/30/2003 *(5)*	$8.66	$0.06	$1.39	$1.45	($0.02)	$—	$—	($0.02)	$10.09	16.80%	$3,547	2.30%	3.46%	1.30%	0.14%	23.29%
	4/1/2002 - 3/31/2003 *(4)*	11.07	0.02	(2.32)	(2.30)	(0.05)	(0.06)	—	(0.11)	8.66	(20.93%)	1,656	2.30%	4.39%	0.26%	(1.83%)	19.60%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.05)	1.14	1.09	(0.02)	—	—	(0.02)	11.07	10.91%	143	2.30%	7.57%	(0.85%)	(6.12%)	7.11%

See Notes to Financial Statements

See explanation of symbols on C-6

PACIFIC FUNDS
FINANCIAL HIGHLIGHTS (Continued)
Selected per share, ratios and supplemental data for each period ended were as follows:

	Net Asset Value, Beginning of Period	Investment Activities: Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions: Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Distributions	Net Asset Value, End of Period	Total Returns (1)	Net Assets, End of Period (in thousands)	Ratios of Expenses After Expense Reductions to Average Net Assets (2), (3)	Ratios of Expenses Before Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Income (Loss) After Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Income (Loss) Before Expense Reductions to Average Net Assets (2), (3)	Portfolio Turnover Rates
PF MFS Global Growth Fund																
Class A:																
4/1/2003 - 9/30/2003 (5)	$8.20	$—	$1.65	$1.65	$—	$—	$—	$—	$9.85	20.12%	$6,071	2.05%	7.39%	(0.09%)	(5.43%)	56.04%
4/1/2002 - 3/31/2003 (4)	11.03	(0.04)	(2.59)	(2.63)	—	(0.20)	—	(0.20)	8.20	(24.11%)	4,505	2.05%	9.08%	(0.40%)	(7.43%)	137.37%
9/28/2001 - 3/31/2002 (4)	10.00	(0.05)	1.10	1.05	(0.01)	(0.01)	—	(0.02)	11.03	10.54%	6,808	2.05%	9.38%	(0.92%)	(8.25%)	77.66%
Class B:																
4/1/2003 - 9/30/2003 (5)	$8.14	$—	$1.61	$1.61	$—	$—	$—	$—	$9.75	19.78%	$302	2.55%	7.89%	(0.59%)	(5.93%)	56.04%
4/1/2002 - 3/31/2003 (4)	11.01	(0.08)	(2.59)	(2.67)	—	(0.20)	—	(0.20)	8.14	(24.52%)	58	2.55%	9.58%	(0.90%)	(7.93%)	137.37%
9/28/2001 - 3/31/2002 (4)	10.00	(0.08)	1.10	1.02	—	(0.01)	—	(0.01)	11.01	10.24%	22	2.55%	9.88%	(1.42%)	(8.75%)	77.66%
Class C:																
4/1/2003 - 9/30/2003 (5)	$8.14	$(0.01)	$1.64	$1.63	$—	$—	$—	$—	$9.77	19.88%	$446	2.55%	7.89%	(0.59%)	(5.93%)	56.04%
4/1/2002 - 3/31/2003 (4)	11.01	(0.08)	(2.59)	(2.67)	—	(0.20)	—	(0.20)	8.14	(24.43%)	79	2.55%	9.58%	(0.90%)	(7.93%)	137.37%
9/28/2001 - 3/31/2002 (4)	10.00	(0.08)	1.10	1.02	—	(0.01)	—	(0.01)	11.01	10.24%	11	2.55%	9.88%	(1.42%)	(8.75%)	77.66%
PF PIMCO Inflation Managed Fund																
Class A:																
4/1/2003 - 9/30/2003 (4) (5)	$10.28	$0.14	$0.33	$0.47	$(0.15)	$(0.07)	$—	$(0.22)	$10.53	4.61%	$9,151	1.55%	3.34%	2.75%	(0.96%)	291.17%
12/31/2002 - 3/31/2003 (4)	10.00	0.06	0.27	0.33	(0.05)	—	—	(0.05)	10.28	3.30%	6,290	1.55%	4.00%	2.19%	(0.26%)	199.92%
Class B:																
4/1/2003 - 9/30/2003 (4) (5)	$10.27	$0.11	$0.33	$0.44	$(0.13)	$(0.07)	$—	$(0.20)	$10.51	4.35%	$1,420	2.05%	3.84%	2.25%	(0.46%)	291.17%
12/31/2002 - 3/31/2003 (4)	10.00	0.04	0.28	0.32	(0.05)	—	—	(0.05)	10.27	3.16%	161	2.05%	4.50%	1.69%	(0.76%)	199.92%
Class C:																
4/1/2003 - 9/30/2003 (4) (5)	$10.27	$0.11	$0.32	$0.43	$(0.13)	$(0.07)	$—	$(0.20)	$10.50	4.30%	$3,654	2.05%	3.84%	2.25%	(0.46%)	291.17%
12/31/2002 - 3/31/2003 (4)	10.00	0.04	0.28	0.32	(0.05)	—	—	(0.05)	10.27	3.11%	480	2.05%	4.50%	1.69%	(0.76%)	199.92%
PF PIMCO Managed Bond Fund																
Class A:																
4/1/2003 - 9/30/2003 (4) (5)	$10.16	$0.16	$0.13	$0.29	$(0.16)	$—	$—	$(0.16)	$10.29	2.91%	$15,186	1.55%	2.77%	3.22%	2.00%	359.65%
4/1/2002 - 3/31/2003 (4)	9.85	0.21	1.02	1.23	(0.36)	(0.56)	—	(0.92)	10.16	12.80%	18,236	1.55%	2.82%	2.02%	0.75%	445.26%
9/28/2001 - 3/31/2002	10.00	0.06	(0.09)	(0.03)	(0.07)	(0.05)	—	(0.12)	9.85	(0.28%)	33,055	1.55%	2.54%	1.16%	0.17%	522.25%
Class B:																
4/1/2003 - 9/30/2003 (4) (5)	$10.14	$0.14	$0.13	$0.27	$(0.14)	$—	$—	$(0.14)	$10.27	2.67%	$2,673	2.05%	3.27%	2.72%	1.50%	359.65%
4/1/2002 - 3/31/2003 (4)	9.84	0.15	1.03	1.18	(0.32)	(0.56)	—	(0.88)	10.14	12.27%	1,986	2.05%	3.32%	1.52%	0.25%	445.26%
9/28/2001 - 3/31/2002	10.00	0.04	(0.10)	(0.06)	(0.05)	(0.05)	—	(0.10)	9.84	(0.55%)	173	2.05%	3.04%	0.66%	(0.33%)	522.25%
Class C:																
4/1/2003 - 9/30/2003 (4) (5)	$10.14	$0.14	$0.14	$0.28	$(0.14)	$—	$—	$(0.14)	$10.28	2.77%	$5,687	2.05%	3.27%	2.72%	1.50%	359.65%
4/1/2002 - 3/31/2003 (4)	9.84	0.15	1.03	1.18	(0.32)	(0.56)	—	(0.88)	10.14	12.28%	4,573	2.05%	3.32%	1.52%	0.25%	445.26%
9/28/2001 - 3/31/2002	10.00	0.04	(0.10)	(0.06)	(0.05)	(0.05)	—	(0.10)	9.84	(0.57%)	370	2.05%	3.04%	0.66%	(0.33%)	522.25%

See explanation of symbols on C-6

See Notes to Financial Statements

PACIFIC FUNDS
FINANCIAL HIGHLIGHTS (Continued)

Selected per share, ratios and supplemental data for each period ended were as follows:

			Investment Activities			Distributions					Ratios/Supplemental Data						
		Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Distributions	Net Asset Value, End of Period	Total Returns (1)	Net Assets, End of Period (in thousands)	Ratios of Expenses After Expense Reductions to Average Net Assets (2), (3)	Ratios of Expenses Before Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Income (Loss) After Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Loss Before Expense Reductions to Average Net Assets (2), (3)	Portfolio Turnover Rates
PF Pacific Life Money Market Fund																	
Class A:	4/1/2003 - 9/30/2003 (5)	$1.00	$— (6)	$—	$—	$— (6)	$—	$—	$—	$1.00	0.10%	$14,169	0.95% (7)	2.75%	0.19%	(1.61%)	N/A
	4/1/2002 - 3/31/2003	1.00	0.01	—	0.01	(0.01)	—	—	(0.01)	1.00	0.58%	13,092	1.08% (7)	2.50%	0.59%	(0.83%)	N/A
	9/28/2001 - 3/31/2002	1.00	— (6)	—	—	— (6)	—	—	—	1.00	0.33%	27,056	1.35%	2.59%	0.57%	(0.67%)	N/A
Class B:	4/1/2003 - 9/30/2003 (5)	$1.00	$— (6)	$—	$—	$— (6)	$—	$—	$—	$1.00	0.01%	$1,219	1.11% (7)	2.91%	0.03%	(1.77%) (7)	N/A
	4/1/2002 - 3/31/2003	1.00	— (6)	—	—	— (6)	—	—	—	1.00	0.12%	782	1.49% (7)	3.00%	0.18%	(1.33%) (7)	N/A
	9/28/2001 - 3/31/2002	1.00	— (6)	—	—	— (6)	—	—	—	1.00	0.09%	88	1.85%	3.09%	0.07%	(1.17%)	N/A
Class C:	4/1/2003 - 9/30/2003 (5)	$1.00	$— (6)	$—	$—	$— (6)	$—	$—	$—	$1.00	0.01%	$1,684	1.12% (7)	2.92%	0.03%	(1.77%) (7)	N/A
	4/1/2002 - 3/31/2003	1.00	— (6)	—	—	— (6)	—	—	—	1.00	0.12%	1,073	1.49% (7)	3.00%	0.18%	(1.33%) (7)	N/A
	9/28/2001 - 3/31/2002	1.00	— (6)	—	—	— (6)	—	—	—	1.00	0.09%	75	1.85%	3.09%	0.07%	(1.17%)	N/A
PF Putnam Equity Income Fund																	
Class A:	4/1/2003 - 9/30/2003 (5)	$7.91	$0.03	$1.39	$1.42	($0.02)	$—	$—	($0.02)	$9.31	17.90%	$10,667	1.90%	3.34%	0.67%	(0.77%)	29.75%
	4/1/2002 - 3/31/2003	10.45	0.06	(2.51)	(2.45)	(0.09)	—	—	(0.09)	7.91	(23.59%)	8,812	1.90%	4.38%	0.59%	(1.89%)	45.60%
	12/31/2001 - 3/31/2002 (4)	10.00	0.01	0.44	0.45	—	—	—	—	10.45	4.50%	10,877	1.90%	5.97%	0.20%	(3.87%)	10.27%
Class B:	4/1/2003 - 9/30/2003 (5)	$7.85	$0.02	$1.37	$1.39	($0.01)	$—	$—	($0.01)	$9.23	17.72%	$440	2.40%	3.84%	0.17%	(1.27%)	29.75%
	4/1/2002 - 3/31/2003	10.43	0.04	(2.52)	(2.48)	(0.10)	—	—	(0.10)	7.85	(23.92%)	265	2.40%	4.88%	0.09%	(2.39%)	45.60%
	12/31/2001 - 3/31/2002 (4)	10.00	(0.01)	0.44	0.43	—	—	—	—	10.43	4.30%	13	2.40%	6.47%	(0.30%)	(4.37%)	10.27%
Class C:	4/1/2003 - 9/30/2003 (5)	$7.86	$0.02	$1.36	$1.38	($0.01)	$—	$—	($0.01)	$9.23	17.57%	$991	2.40%	3.84%	0.17%	(1.27%)	29.75%
	4/1/2002 - 3/31/2003	10.43	0.03	(2.50)	(2.47)	(0.10)	—	—	(0.10)	7.86	(23.83%)	536	2.40%	4.88%	0.09%	(2.39%)	45.60%
	12/31/2001 - 3/31/2002 (4)	10.00	(0.01)	0.44	0.43	—	—	—	—	10.43	4.30%	41	2.40%	6.47%	(0.30%)	(4.37%)	10.27%
PF Putnam Research Fund																	
Class A:	4/1/2003 - 9/30/2003 (5)	$7.33	($0.02)	$1.36	$1.34	$—	$—	$—	$—	$8.67	18.28%	$13,435	1.95%	3.23%	(0.44%)	(1.71%)	59.87%
	4/1/2002 - 3/31/2003 (4)	9.97	(0.04)	(2.58)	(2.62)	(0.02)	—	—	(0.02)	7.33	(26.30%)	11,035	1.95%	3.62%	(0.46%)	(2.13%)	160.76%
	12/31/2001 - 3/31/2002	10.00	(0.01)	(0.02)	(0.03)	—	—	—	—	9.97	(0.30%)	14,968	1.95%	5.29%	(0.59%)	(3.93%)	56.30%
Class B:	4/1/2003 - 9/30/2003 (5)	$7.29	($0.04)	$1.34	$1.30	$—	$—	$—	$—	$8.59	17.83%	$49	2.45%	3.73%	(0.94%)	(2.21%)	59.87%
	4/1/2002 - 3/31/2003 (4)	9.95	(0.08)	(2.57)	(2.65)	(0.01)	—	—	(0.01)	7.29	(26.61%)	29	2.45%	4.12%	(0.96%)	(2.63%)	160.76%
	12/31/2001 - 3/31/2002	10.00	(0.03)	(0.02)	(0.05)	—	—	—	—	9.95	(0.50%)	10	2.45%	5.79%	(1.09%)	(4.43%)	56.30%
Class C:	4/1/2003 - 9/30/2003 (5)	$7.28	($0.04)	$1.35	$1.31	$—	$—	$—	$—	$8.59	18.00%	$129	2.45%	3.73%	(0.94%)	(2.21%)	59.87%
	4/1/2002 - 3/31/2003 (4)	9.95	(0.07)	(2.58)	(2.65)	(0.02)	—	—	(0.02)	7.28	(26.64%)	92	2.45%	4.12%	(0.96%)	(2.63%)	160.76%
	12/31/2001 - 3/31/2002	10.00	(0.03)	(0.02)	(0.05)	—	—	—	—	9.95	(0.50%)	10	2.45%	5.79%	(1.09%)	(4.43%)	56.30%

See Notes to Financial Statements

See explanation of symbols on C-6

PACIFIC FUNDS
FINANCIAL HIGHLIGHTS (Continued)
Selected per share, ratios and supplemental data for each period ended were as follows:

		Net Asset Value, Beginning of Period	Investment Activities: Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions: Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Distributions	Net Asset Value, End of Period	Ratios/Supplemental Data: Total Returns (1)	Net Assets, End of Period (in thousands)	Ratios of Expenses After Expense Reductions to Average Net Assets (2), (3)	Ratios of Expenses Before Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Income (Loss) After Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Loss Before Expense Reductions to Average Net Assets (2), (3)	Portfolio Turnover Rates
PF Salomon Brothers Large-Cap Value Fund																	
Class A:	4/1/2003 - 9/30/2003 *(4) (5)*	$7.83	$0.02	$1.61	$1.63	($0.01)	$—	$—	($0.01)	$9.45	20.86%	$14,220	1.80%	2.81%	0.42%	(0.59%)	21.09%
	4/1/2002 - 3/31/2003 *(4)*	10.92	0.04	(3.05)	(3.01)	(0.02)	(0.06)	—	(0.08)	7.83	(27.69%)	11,736	1.80%	2.94%	0.41%	(0.73%)	49.00%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.01)	0.96	0.95	(0.02)	(0.01)	—	(0.03)	10.92	9.54%	19,748	1.80%	3.93%	(0.14%)	(2.27%)	27.37%
Class B:	4/1/2003 - 9/30/2003 *(4) (5)*	$7.78	$— *(6)*	$1.60	$1.60	($0.01)	$—	$—	($0.01)	$9.37	20.57%	$1,753	2.30%	3.31%	(0.08%)	(1.09%)	21.09%
	4/1/2002 - 3/31/2003 *(4)*	10.91	(0.01)	(3.03)	(3.04)	(0.03)	(0.06)	—	(0.09)	7.78	(28.02%)	955	2.30%	3.44%	(0.09%)	(1.23%)	49.00%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.03)	0.97	0.94	(0.02)	(0.01)	—	(0.03)	10.91	9.38%	151	2.30%	4.43%	(0.64%)	(2.77%)	27.37%
Class C:	4/1/2003 - 9/30/2003 *(4) (5)*	$7.77	$— *(6)*	$1.60	$1.60	($0.01)	$—	$—	($0.01)	$9.36	20.59%	$3,741	2.30%	3.31%	(0.08%)	(1.09%)	21.09%
	4/1/2002 - 3/31/2003 *(4)*	10.90	(0.01)	(3.04)	(3.05)	(0.02)	(0.06)	—	(0.08)	7.77	(28.08%)	2,015	2.30%	3.44%	(0.09%)	(1.23%)	49.00%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.03)	0.96	0.93	(0.02)	(0.01)	—	(0.03)	10.90	9.30%	243	2.30%	4.43%	(0.64%)	(2.77%)	27.37%
PF Van Kampen Comstock Fund *(8)*																	
Class A:	4/1/2003 - 9/30/2003 *(4) (5)*	$8.16	$0.01	$1.72	$1.73	$—	$—	$—	$—	$9.89	21.20%	$6,624	1.90%	3.80%	0.15%	(1.75%)	109.38%
	4/1/2002 - 3/31/2003	11.45	(0.11)	(3.12)	(3.23)	—	(0.06)	—	(0.06)	8.16	(28.26%)	5,331	1.90%	3.87%	(1.04%)	(3.01%)	37.78%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.05)	1.54	1.49	(0.04)	—	—	(0.04)	11.45	14.94%	9,002	1.90%	6.26%	(0.84%)	(5.20%)	18.71%
Class B:	4/1/2003 - 9/30/2003 *(4) (5)*	$8.10	($0.02)	$1.71	$1.69	$—	$—	$—	$—	$9.79	20.86%	$527	2.40%	4.30%	(0.35%)	(2.25%)	109.38%
	4/1/2002 - 3/31/2003	11.43	(0.11)	(3.16)	(3.27)	—	(0.06)	—	(0.06)	8.10	(28.66%)	201	2.40%	4.37%	(1.54%)	(3.51%)	37.78%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.07)	1.54	1.47	(0.04)	—	—	(0.04)	11.43	14.71%	105	2.40%	6.76%	(1.34%)	(5.70%)	18.71%
Class C:	4/1/2003 - 9/30/2003 *(4) (5)*	$8.11	($0.02)	$1.71	$1.69	$—	$—	$—	$—	$9.80	20.84%	$483	2.40%	4.30%	(0.35%)	(2.25%)	109.38%
	4/1/2002 - 3/31/2003	11.43	(0.11)	(3.15)	(3.26)	—	(0.06)	—	(0.06)	8.11	(28.57%)	74	2.40%	4.37%	(1.54%)	(3.51%)	37.78%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.07)	1.53	1.46	(0.03)	—	—	(0.03)	11.43	14.67%	21	2.40%	6.76%	(1.34%)	(5.70%)	18.71%

See Notes to Financial Statements

See explanation of symbols on C-6

PACIFIC FUNDS
FINANCIAL HIGHLIGHTS (Continued)
Selected per share, ratios and supplemental data for each period ended were as follows:

		Net Asset Value, Beginning of Period	Investment Activities: Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions: Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Distributions	Net Asset Value, End of Period	Ratios/Supplemental Data: Total Returns (1)	Net Assets, End of Period (in thousands)	Ratios of Expenses After Expense Reductions to Average Net Assets (2), (3)	Ratios of Expenses Before Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Loss After Expense Reductions to Average Net Assets (3)	Ratios of Net Investment Loss Before Expense Reductions to Average Net Assets (2), (3)	Portfolio Turnover Rates
PF Van Kampen Mid-Cap Growth Fund *(9)*																	
Class A:	4/1/2003 - 9/30/2003 *(4) (5)*	$5.92	($0.05)	$1.03	$0.98	$—	$—	$—	$—	$6.90	16.55%	$7,846	1.85%	3.65%	(1.39%)	(3.19%)	169.58%
	4/1/2002 - 3/31/2003	11.18	(0.09)	(4.33)	(4.42)	—	(0.84)	—	(0.84)	5.92	(40.51%)	6,191	1.85%	4.31%	(1.39%)	(3.85%)	158.16%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.08)	1.45	1.37	(0.02)	(0.17)	—	(0.19)	11.18	13.79%	11,383	1.85%	5.33%	(1.44%)	(4.92%)	70.54%
Class B:	4/1/2003 - 9/30/2003 *(4) (5)*	$5.88	($0.06)	$1.02	$0.96	$—	$—	$—	$—	$6.84	16.33%	$1,165	2.35%	4.15%	(1.89%)	(3.69%)	169.58%
	4/1/2002 - 3/31/2003	11.17	(0.08)	(4.37)	(4.45)	—	(0.84)	—	(0.84)	5.88	(40.84%)	586	2.35%	4.81%	(1.89%)	(4.35%)	158.16%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.11)	1.45	1.34	—	(0.17)	—	(0.17)	11.17	13.52%	82	2.35%	5.83%	(1.94%)	(5.42%)	70.54%
Class C:	4/1/2003 - 9/30/2003 *(4) (5)*	$5.88	($0.06)	$1.01	$0.95	$—	$—	$—	$—	$6.83	16.16%	$2,452	2.35%	4.15%	(1.89%)	(3.69%)	169.58%
	4/1/2002 - 3/31/2003	11.16	(0.09)	(4.35)	(4.44)	—	(0.84)	—	(0.84)	5.88	(40.78%)	1,141	2.35%	4.81%	(1.89%)	(4.35%)	158.16%
	9/28/2001 - 3/31/2002 *(4)*	10.00	(0.11)	1.46	1.35	(0.02)	(0.17)	—	(0.19)	11.16	13.53%	116	2.35%	5.83%	(1.94%)	(5.42%)	70.54%

(1) Total returns are not annualized for periods less than one full year. Calculation does not include the effect of any sales charges for Classes A, B and C.

(2) The ratios of expenses after expense reductions to the average daily net assets are after adviser expense reimbursements, if any, as discussed in Note 6 to the Financial Statements. The ratios of net investment income (loss) before expense reductions to average daily net assets are grossed up by the adviser expense reimbursements, if any.

(3) The ratios are annualized for periods of less than one full year.

(4) Per share investment income has been calculated using the monthly average shares method.

(5) Unaudited.

(6) Amount represents less than $0.01 per share.

(7) The expense cap for the PF Pacific Life Money Market Fund is 0.05% for the period 7/1/02 to 6/30/04 and 0.45% thereafter through 6/30/05. The effect of the 12b-1 waiver by the Distributor on the ratios of net expenses and net investment income (loss) after expense reductions to average daily net assets for PF Pacific Life Money Market Class B and C were 0.34% and 0.33%, respectively, for the six-month period ended September 30, 2003, and 0.09% and 0.09% for Class B and C,
respectively, for the year ended March 31, 2003.

(8) The PF Van Kampen Comstock Fund was formerly named the PF Janus Strategic Value Fund.

(9) The PF Van Kampen Mid-Cap Growth Fund was formerly named the PF MFS Mid-Cap Growth Fund.

See Notes to Financial Statements

1. ORGANIZATION

Pacific Funds is a Delaware statutory trust, which was formed on May 21, 2001, and is registered under the Investment Company Act of 1940, as amended, as an open-end, diversified management investment company, and as of September 30, 2003, is comprised of fifteen separate funds (each individually a "Fund," and collectively, the "Funds"): PF AIM Blue Chip, PF AIM Aggressive Growth, PF INVESCO Health Sciences, PF INVESCO Technology, PF Janus Growth LT, PF Lazard International Value, PF MFS Global Growth, PF PIMCO Inflation Managed, PF PIMCO Managed Bond, PF Pacific Life Money Market, PF Putnam Equity Income, PF Putnam Research, PF Salomon Brothers Large-Cap Value, PF Van Kampen Comstock (formerly Strategic Value), and PF Van Kampen Mid-Cap Growth Funds. Each Fund has three separate classes of shares: Class A, B, and C. Each class is distinguished by the level of distribution services provided and is substantially the same except that (i) Class A shares are subject to a maximum 5.50% front-end sales charge, except that for an investment of $1 million or more there is no front-end sales charge; however a 1% contingent deferred sales charge ("CDSC") is imposed upon the redemption of Class A shares within one year of their purchase if the purchase was part of an investment of $1 million or more (when there was no initial sales charge), (ii) Class B shares are subject to a maximum 5.00% CDSC, and (iii) Class C shares are subject to a maximum 1.00% front-end sales charge, except for shares of the PF Pacific Life Money Market Fund, which are sold at the net asset value ("NAV") per share without an initial sales charge, and a maximum 1.00% CDSC is imposed upon the redemption of Class C shares within one year of their purchase.

All of the Funds except PF Putnam Equity Income Fund, PF Putnam Research Fund, and PF PIMCO Inflation Managed Fund commenced operations on September 28, 2001. The PF Putnam Equity Income and PF Putnam Research Funds commenced operations on December 31, 2001 and PF PIMCO Inflation Managed Fund commenced operations on December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) for investment companies. These principles require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Funds in the preparation of the financial statements.

A. Fund Valuation

The NAV per share is calculated generally at or about 4:00 p.m. Eastern time on each day the New York Stock Exchange is open. Equity securities are generally valued at the last reported sale price for securities traded on a principal exchange (U.S. or foreign) and on the NASDAQ National Market as reported by a pricing source approved by the Funds' Board of Trustees (the "Board"). Securities traded on over-the-counter markets and listed securities for which no sales are reported are generally valued at the mean between the most recent bid and asked quotes obtained from a quotation reporting system, from established market makers, brokers or dealers. Fixed income securities are generally valued at prices obtained from pricing services or brokers and dealers. Certain bonds are valued by a benchmarking or matrix pricing process approved by the Board. Securities for which market quotations are not readily available or are deemed to be unreliable or inaccurate are valued at their fair value as determined in good faith pursuant to procedures established by the Board. If events occur that materially affect NAV (including non-U.S. securities) between the close of trading in those securities affected and the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time), the securities may be valued at fair value under procedures approved by the Board. Money market instruments and short-term securities maturing within 60 days are valued at amortized cost, which approximates market value.

B. Securities Transactions and Investment Income

Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Discounts and premiums are recorded on a daily basis using the effective yield method except for short-term securities and PF Pacific Life Money Market Fund, which recognize discounts and premiums on a straight line basis. Realized gains and losses from securities transactions are recorded on the basis of identified cost.

Each class of shares has equal rights as to assets and earnings, except that each class separately bears certain class-specific expenses related to distribution and service (12b-1) fees (included in Note 3). Income, other non-class specific expenses, and realized and unrealized gains and losses on investments are allocated to each class of shares based on its relative net assets.

C. Foreign Currency Translation

Assets and liabilities initially expressed in non-U.S. currencies are translated into U.S. dollars based on the applicable exchange rates at the end of the reporting period. Purchases and sales of securities, income and dividends received, and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the transaction date.

Net realized foreign exchange gains and losses arise from sales of a Fund's securities, sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on each Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, including investments in securities at the period-end, resulting from changes in the exchange rate.

D. Expense Allocation

General expenses of the Funds (including legal and audit fees, transfer agency out-of-pocket expenses and fees and expenses of the Independent Trustees) are allocated to each Fund in proportion to its relative average daily net assets. Expenses directly attributable to a particular Fund (including advisory, administration, custody, registration and distribution and service (12b-1) fees) are charged to that Fund.

E. Offering Costs

The Funds bear all costs associated with offering expenses including legal, printing and internal services support. All such costs are amortized to expense on a straight-line basis over twelve months from commencement of operations.

F. Futures Contracts

Certain Funds may use futures contracts to manage their exposure to the stock markets, fluctuations in interest rates, and to foreign currency values. Initial margin deposits are made upon entering into futures contracts and can be either cash or securities. During the period a futures contract is open, changes in the value of the contract are recognized as unrealized gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Variation margin receivables or payables represent the difference between the unrealized appreciation and depreciation on the open contracts and the cash deposits made on the margin accounts. When the contract is closed, a Fund records a realized gain or loss equal to the difference between the proceeds from the closing transaction and the Fund's cost of the contract. The primary risks associated with the use of futures contracts are the possibility of illiquid markets or imperfect correlation between the value of the instruments and the underlying securities, or that the counterparty will fail to perform its obligations. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.

G. Options and Options on Futures Contracts

Certain Funds may write options on interest rate futures and purchase put and call options and write secured put and covered call options. When a Fund writes (sells) an option, an amount equal to the premium received is recorded as an asset with an equal liability that is "marked-to-market" based on the option's quoted daily settlement price. Any fluctuation in the value of such an instrument is recorded as unrealized appreciation or depreciation until terminated, at which time realized gains and losses are recognized. The purposes of using options or options on futures contracts include hedging exposure to rising interest rates while retaining capital gain potential from falling rates and capitalizing on anticipated changes in market volatility or to earn additional income. These options may relate to particular securities, stock indexes, options on swaps, or foreign currencies. These investments involve, to varying degrees, elements of market risk and risks in excess of the amount recognized in the Statements of Assets and Liabilities. Risks may include an imperfect correlation between the changes in market value of the securities held by a Fund and the prices of options or options on futures contracts, an illiquid secondary market for the instruments, or the inability of a counterparty to perform its obligations.

H. Forward Foreign Currency Contracts

Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purpose of hedging against foreign exchange risk arising from a Fund's investment in foreign securities. These contracts are "marked-to-market" daily at the applicable translation rates and any result of unrealized appreciation or depreciation is recorded in a Fund's financial statements. A Fund records realized gains or losses at the time the forward contract is closed. A forward contract is extinguished through a closing transaction or upon delivery of the currency or entering an offsetting contract. Risks may arise upon entering these contracts from the potential inability of a counterparty to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar or other currencies.

I. Swaps

Certain Funds may enter into interest rate, total return, and currency exchange swap agreements in order to obtain a desired return at a lower cost than if a Fund had invested directly in the asset that yielded the desired return. Swaps involve commitments to exchange components of income (generally interest or returns) pegged to the underlying assets based on a notional principal amount. Swaps are "marked-to-market" daily based upon quotations from market makers and the change, if any, is recorded as unrealized gains or losses in the Statements of Operations. A Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a counterparty.

J. Inflation-Indexed Bonds

Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will result in an adjustment of interest income, even though investors do not receive their principal until maturity.

K. Stripped Mortgage-Backed Securities

Stripped mortgage-backed securities ("SMBS") represent a participation in, or are secured by and payable from, mortgage loans on real property, and may be structured in classes with rights to receive varying proportions of principal and interest. SMBS include interest-only securities ("IOs"), which receive all of the interest, and principal-only securities ("POs"), which receive the entire principal. If the underlying mortgage assets experience greater than anticipated prepayments of principal, a Fund may fail to recoup some or all of its initial investment in these securities. The market value of these securities is highly sensitive to changes in interest rates.

L. When-Issued Securities and Delayed-Delivery Transactions

Certain Funds may purchase or sell securities on a when-issued or delayed-delivery basis. Payment and delivery may take place after the customary settlement period for that security. The price or yield of the underlying securities is fixed at the time the transaction is negotiated. The market values of the securities purchased on a when-issued or delayed-delivery basis are identified as such in each applicable Fund's Schedule of Investments. When delayed-delivery purchases are outstanding, a Fund will set aside and maintain until the settlement date in a segregated account, liquid assets in an amount sufficient to meet the purchase price. When purchasing a security on a delayed-delivery basis, a Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its NAV. A Fund may dispose of or renegotiate a delayed-delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss. When a Fund has sold a security on a delayed-delivery basis, it does not participate in future gains and losses with respect to the security. Risks may arise upon entering these contracts from the potential inability of a counterparty to meet the terms of their contracts, or if the issuer does not issue the securities due to political, economic, or other factors.

M. Short Sales

Certain Funds may enter into short sales. A short sale is a transaction in which a Fund sells securities it does not own in anticipation of a decline in the market price of the securities. A Fund is obligated to deliver securities at the market price at the time the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.

N. Repurchase Agreements

Certain Funds may invest in repurchase agreements. Repurchase agreements permit the investor to maintain liquidity and earn income over periods of time as short as overnight. Repurchase agreements held by a Fund are fully collateralized by U.S. Government securities and such collateral is in the possession of the Funds' custodian or a designated broker-dealer. The collateral is evaluated daily to ensure its market value equals or exceeds the current market value of the repurchase agreements including accrued interest. In the event of default on the obligation to repurchase, a Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation.

O. Investment Risk

Fixed income securities are affected primarily by the financial condition of the companies that have issued them, and by changes in interest rates.

There are certain additional risks involved in investing in foreign securities that are not inherent in investments in domestic securities. These risks may involve adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions. In addition, the securities of some foreign companies and securities markets are less liquid and at times more volatile than securities of comparable U.S. companies and U.S. securities markets.

3. INVESTMENT ADVISORY, ADMINISTRATION AND SHARE-HOLDER SERVICES, AND DISTRIBUTION AGREEMENTS

Pursuant to an Investment Advisory Agreement, Pacific Life Insurance Company ("Pacific Life") serves as Investment Adviser to the Funds, and receives from the Funds the following advisory fee rates based on an annual percentage of the average daily net assets of each Fund and the fees are accrued daily by the Funds:

PF AIM Blue Chip	0.95%	PF PIMCO Managed Bond	0.60%
PF AIM Aggressive Growth	1.00%	PF Pacific Life Money Market	See (1)
PF INVESCO Health Sciences	1.10%	PF Putnam Equity Income	0.95%
PF INVESCO Technology	1.10%	PF Putnam Research	1.00%
PF Janus Growth LT	0.75%	PF Salomon Brothers Large-Cap Value	0.85%
PF Lazard International Value	0.85%	PF Van Kampen Comstock	0.95%
PF MFS Global Growth	1.10%	PF Van Kampen Mid-Cap Growth	0.90%
PF PIMCO Inflation Managed	0.60%		

(1) An annual rate of 0.40% of the first $250 million of the average daily net assets, 0.35% of the next $250 million, and 0.30% in excess of $500 million.

Pursuant to Fund Management Agreements, the Funds and Pacific Life engage fund managers under Pacific Life's supervision for fourteen of the fifteen Funds. The following firms serve as sub-advisors for their respective Funds: AIM Capital Management, Inc., INVESCO Funds Group, Inc., Janus Capital Management LLC, Lazard Asset Management LLC, MFS Investment Management, Pacific Investment Management Company LLC, Putnam Investment Management, LLC, Salomon Brothers Asset Management Inc, and Van Kampen. Pacific Life, as Investment Adviser to the Funds, pays the related management fees as compensation for advisory services provided to the Funds.

Pursuant to the Administration and Shareholder Services Agreement, Pacific Life serves as Administrator (the "Administrator") to the Funds. Under the Agreement, the Funds compensate the Administrator at an annual rate of 0.35% of average daily net assets for procuring the administrative, transfer agency and shareholder services. In addition, the Funds compensate the Administrator for support services based on an internal billing rate at cost for the time spent by the legal, accounting, tax and compliance personnel for providing assistance, coordination and supervision to the Funds.

Pacific Select Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of Pacific Life, serves as distributor of the Funds' shares. Under the distribution and service (12b-1) plans, each Fund pays to the Distributor fees at annual rates expressed as a percentage of average daily net assets. Each Fund pays a distribution fee as compensation for services rendered and expenses borne by the Distributor in connection with the distribution of shares of the Funds (0.25% for Class A shares and 0.75% for Class B and C shares). Additionally, each Fund pays a servicing fee as compensation in connection with services rendered to shareholders of the Funds and/or maintenance of shareholder accounts (0.25% for Class A, B, and C shares). The fees are accrued daily.

The Funds have incurred $684,858 of investment advisory fees, $294,049 of administration fees and $147,825 of support services expenses, payable to Pacific Life, for the six-month period ended September 30, 2003. As of September 30, 2003, $123,734, $52,908, and $86,067, respectively, remained payable. For the six-month period ended September 30, 2003, the Funds also incurred $495,886 of distribution expenses payable to the Distributor under the distribution and service (12b-1) plans. As of September 30, 2003, $90,616 remained payable.

For the six-month period ended September 30, 2003, the Distributor, acting as underwriter, received net commissions of $444,643 from the sale of Class A and Class C shares and received $17,471 in CDSC from redemptions of Class B and Class C shares for the same period.

4. TRUSTEE DEFERRED COMPENSATION PLAN

Each Independent Trustee is eligible to participate in the Funds' Deferred Compensation Plan (the "Plan"). The Plan allows each Independent Trustee to voluntarily defer receipt of all or a percentage of fees which otherwise would be payable for services performed. Amounts in the deferral account are obligations of the Funds that are payable in accordance with the agreement. A trustee who defers compensation has the option to select credit rate options that track the performance of the Class A shares of the corresponding series of the Pacific Funds without a sales load. Accordingly, the market value appreciation/depreciation of the Trustee's deferred compensation accounts will cause the expenses of each Fund to increase or decrease due to the market fluctuation.

5. DISTRIBUTIONS TO SHAREHOLDERS

The Funds intend to declare and pay dividends on net investment income at least annually, except for the PF PIMCO Inflation Managed Fund, the PF PIMCO Managed Bond Fund, and the PF Pacific Life Money Market Fund. Dividends are generally declared and paid monthly for the PF PIMCO Inflation Managed Fund and the PF PIMCO Managed Bond Fund, and dividends are generally declared daily and paid monthly for the PF Pacific Life Money Market Fund. Dividends may be declared less frequently if it is advantageous to the Funds, but in any event not less frequently than annually. All realized capital gains are distributed at least annually for all Funds.

Dividends on net investment income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. GAAP. These differences are primarily due to differing treatments for futures and options, foreign currency transactions, post-October losses, passive foreign investment companies ("PFICs"), capital loss carryforwards, and losses deferred due to wash sales. Permanent book and tax differences relating to shareholder distributions will result in reclassifications of paid-in capital. Dividends and distributions paid to shareholders are recorded on the ex-dividend date.

The tax character of distributions paid during the six-month period ended September 30, 2003, was as follows:

	Distributions paid from		
Funds	**Ordinary Income**	**Long-Term Capital Gain**	**Return of Capital**
PF Lazard International Value	$32,940	$—	$—
PF PIMCO Inflation Managed	149,234	80,480	—
PF PIMCO Managed Bond	375,912	—	—
PF Pacific Life Money Market	12,367	—	—
PF Putnam Equity Income	18,431	—	—
PF Salomon Brothers Large-Cap Value	23,698	—	—

The tax character of distributions paid during the year ended March 31, 2003, was as follows:

	Distributions paid from		
Funds	**Ordinary Income**	**Long-Term Capital Gain**	**Return of Capital**
PF Lazard International Value	$82,662	$—	$—
PF MFS Global Growth	125,020	—	—
PF PIMCO Inflation Managed	31,181	—	—
PF PIMCO Managed Bond	1,575,720	648,128	—
PF Pacific Life Money Market	117,708	—	—
PF Putnam Equity Income	94,304	—	—
PF Putnam Research	31,466	—	—
PF Salomon Brothers Large-Cap Value	142,777	—	—
PF Van Kampen Comstock	50,580	—	—
PF Van Kampen Mid-Cap Growth	873,540	—	—

As of March 31, 2003, the components of distributable earnings on a tax basis were as follows:

Funds	Accumulated Capital and Other Losses	Undistributed Ordinary Income	Unrealized Appreciation (Depreciation)
PF AIM Blue Chip	($923,553)	$ —	($1,509,557)
PF AIM Aggressive Growth	(921,178)	—	(17,988)
PF INVESCO Health Sciences	(1,806,924)	—	314,382
PF INVESCO Technology	(1,649,234)	—	(374,387)
PF Janus Growth LT	(1,936,534)	—	(487,288)
PF Lazard International Value	(382,792)	32,940	(956,016)
PF MFS Global Growth	(690,163)	—	(402,815)
PF PIMCO Inflation Managed	—	88,734	66,776
PF PIMCO Managed Bond	—	201,885	226,443
PF Pacific Life Money Market	(50)	55,040	—
PF Putnam Equity Income	(717,750)	18,430	(1,545,711)
PF Putnam Research	(2,123,101)	—	(1,790,145)
PF Salomon Brothers Large-Cap Value	(1,223,358)	23,697	(3,554,376)
PF Van Kampen Comstock	(574,125)	—	(885,559)
PF Van Kampen Mid-Cap Growth	(4,655,744)	—	(244,604)

There were no funds that had undistributed long-term capital gains as of March 31, 2003. The components of the accumulated capital and other losses as of March 31, 2003 are summarized in Note 7.

6. EXPENSE REDUCTIONS

Pacific Life has contractually agreed to waive all or part of its investment advisory fees or administration fees, or otherwise reimburse each Fund for operating expenses (including organizational expenses, but not including investment advisory fees; distribution and service (12b-1) fees; foreign taxes on dividends, interest, or gains; interest; taxes; brokerage commissions and other transactional expenses; extraordinary expenses such as litigation; and other expenses not incurred in the ordinary course of each Fund's business) that exceed an annual rate of 0.45% of a Fund's average daily net assets for all Funds through June 30, 2005, except for the PF Pacific Life Money Market Fund. The expense cap for the PF Pacific Life Money Market Fund has been reduced to 0.05% for the period July 1, 2002 through June 30, 2004 and 0.45% thereafter through June 30, 2005. Such waiver or reimbursement is subject to repayment to Pacific Life, for a period of time as permitted under regulatory and/or accounting standards (currently 3 years), to the extent such expenses fall below the 0.45% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the Funds, but not above the 0.45% expense cap. There is no guarantee that Pacific Life will continue to cap the expenses after June 30, 2005. The Distributor has also agreed to waive part of the 12b-1 fees. The total amount waived

by the Distributor for the PF Pacific Life Money Market Fund for the six-month period ended September 30, 2003 was $4,381.

The cumulative reimbursement amounts as of September 30, 2003 that are subject to repayment for each Fund are as follows:

Funds	Expiration		
	2005	2006	2007
PF AIM Blue Chip	$191,685	$192,697	$76,775
PF AIM Aggressive Growth	164,928	137,076	54,536
PF INVESCO Health Sciences	101,705	128,537	55,070
PF INVESCO Technology	105,965	131,800	48,696
PF Janus Growth LT	201,429	181,111	87,034
PF Lazard International Value	181,009	174,426	75,619
PF MFS Global Growth	231,269	391,365	162,919
PF PIMCO Inflation Managed	—	35,513	103,405
PF PIMCO Managed Bond	139,799	360,805	149,759
PF Pacific Life Money Market	139,704	291,629	135,304
PF Putnam Equity Income	102,380	241,155	81,499
PF Putnam Research	120,064	203,580	83,978
PF Salomon Brothers Large-Cap Value	166,357	187,014	90,387
PF Van Kampen Comstock	167,973	134,554	66,043
PF Van Kampen Mid-Cap Growth	164,483	193,070	88,893

The adviser's expense reimbursement is presented in the accompanying Statements of Operations.

7. FEDERAL INCOME TAX

Each Fund declared and paid sufficient dividends on net investment income and capital gains distributions during the year ended March 31, 2003 to qualify as a regulated investment company and is not required to pay Federal income tax under Regulation M of the Internal Revenue Code. Each Fund intends to continue to qualify as a regulated investment company and distribute substantially all its taxable income and capital gains to its shareholders. Accordingly, no provision for Federal income taxes is required in the financial statements. Required distributions are based on net investment income and net realized gains determined on a tax basis and may differ from such amounts for financial reporting purposes. In addition, the year in which amounts are distributed may differ from the year in which the net investment income is earned and the net gains are realized by each Fund.

Net capital loss carryovers and post-October capital losses, if any, as of March 31, 2003, are available to offset future realized capital gains and thereby reduce future capital gains distributions. Post-October foreign currency losses, if any, will offset future net investment income and thereby reduce future ordinary income distributions. The estimated net capital loss carryovers, the post-October capital losses and foreign currency losses deferred, and the accumulated capital and other losses as of March 31, 2003, and the aggregate cost of investments and the composition of unrealized appreciation and depreciation on investment securities for Federal income tax purposes as of September 30, 2003, were as follows:

Funds	Net Capital Loss Carryover	Expiration	Post-October Capital Loss Deferral	Post-October Foreign Currency Loss Deferral	Accumulated Capital and Other Losses	Total Cost on Tax Basis	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Net Unrealized Appreciation/ (Depreciation)
PF AIM Blue Chip	($739,723)	2011	($183,830)	$ —	($923,553)	$13,291,407	$776,514	($541,331)	$235,183
PF AIM Aggressive Growth	(840,112)	2011	(81,066)	—	(921,178)	6,129,269	953,958	(56,690)	897,268
PF INVESCO Health Sciences	(1,444,769)	2011	(362,155)	—	(1,806,924)	5,647,770	809,775	(60,121)	749,654
PF INVESCO Technology	(1,210,742)	2010-2011	(438,492)	—	(1,649,234)	4,240,311	1,057,349	(71,325)	986,024
PF Janus Growth LT	(1,657,020)	2010-2011	(263,582)	(15,932)	(1,936,534)	8,469,854	982,438	(163,169)	819,269
PF Lazard International Value	(335,022)	2011	(45,730)	(2,040)	(382,792)	13,922,271	1,054,609	(100,759)	953,850
PF MFS Global Growth	(381,584)	2011	(307,373)	(1,206)	(690,163)	6,097,629	638,977	(65,158)	573,819
PF PIMCO Inflation Managed	—	—	—	—	—	21,105,969	328,729	(5,250)	323,479
PF PIMCO Managed Bond	—	—	—	—	—	26,266,259	383,644	(101,418)	282,226
PF Pacific Life Money Market	(37)	2011	(13)	—	(50)	—	—	—	—
PF Putnam Equity Income	(327,599)	2011	(390,151)	—	(717,750)	11,846,230	677,370	(417,763)	259,607
PF Putnam Research	(1,040,026)	2011	(1,052,939)	(30,136)	(2,123,101)	13,137,509	573,339	(231,185)	342,154
PF Salomon Brothers Large-Cap Value	(498,187)	2011	(725,171)	—	(1,223,358)	19,277,233	1,296,441	(1,269,864)	26,577
PF Van Kampen Comstock	(495,603)	2011	(78,522)	—	(574,125)	6,982,611	799,736	(106,713)	693,023
PF Van Kampen Mid-Cap Growth	(4,216,302)	2011	(439,442)	—	(4,655,744)	9,872,825	1,283,546	(74,605)	1,208,941

8. PURCHASES AND SALES OF SECURITIES

Purchases and sales of securities (excluding short-term investments and the PF Pacific Life Money Market Fund since it trades exclusively in short-term debt securities) for the six-month period ended September 30, 2003, are summarized in the following tables:

Funds	U.S. Government Securities Purchases	U.S. Government Securities Sales	Other Securities Purchases	Other Securities Sales
PF AIM Blue Chip	$—	$—	$3,372,330	$1,468,914
PF AIM Aggressive Growth	—	—	3,999,838	3,165,214
PF INVESCO Health Sciences	—	—	4,412,988	4,685,948
PF INVESCO Technology	—	—	2,776,381	2,534,251
PF Janus Growth LT	—	—	1,610,403	1,586,443
PF Lazard International Value	—	—	6,465,777	2,756,990
PF MFS Global Growth	—	—	3,991,062	3,048,553
PF PIMCO Inflation Managed	57,237,733	44,787,421	100,000	—
PF PIMCO Managed Bond	80,310,765	73,230,554	5,570,384	5,308,433
PF Putnam Equity Income	556,681	532,095	3,507,987	2,710,569
PF Putnam Research	—	—	7,914,293	7,703,509
PF Salomon Brothers Large-Cap Value	—	—	4,785,766	3,500,988
PF Van Kampen Comstock	—	—	7,286,756	7,021,127
PF Van Kampen Mid-Cap Growth	—	—	17,647,488	15,847,370

9. SHARES OF BENEFICIAL INTEREST

Transactions in shares of each Fund for the six-month period ended September 30, 2003 and for the year ended March 31, 2003, were as follows:

	PF AIM Blue Chip Fund		PF AIM Aggressive Growth Fund		PF INVESCO Health Sciences Fund		PF INVESCO Technology Fund	
	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003
Class A								
Beginning Balances	983,915	991,619	585,399	658,211	691,406	794,141	564,549	625,516
Shares sold	174,793	222,273	101,799	20,830	8,837	91,480	5,080	4,005
Distributions reinvested	—	—	—	—	—	—	—	—
Shares redeemed	(133,123)	(229,977)	(55,022)	(93,642)	(26,574)	(194,215)	(9,457)	(64,972)
Ending Balances	1,025,585	983,915	632,176	585,399	673,669	691,406	560,172	564,549
Class B								
Beginning Balances	94,800	3,971	7,353	1,006	13,381	3,721	5,123	3,812
Shares sold	72,134	95,912	24,284	6,620	3,728	11,001	5,838	3,413
Distributions reinvested	—	—	—	—	—	—	—	—
Shares redeemed	(21,437)	(5,083)	(1,834)	(273)	(498)	(1,341)	(1)	(2,102)
Ending Balances	145,497	94,800	29,803	7,353	16,611	13,381	10,960	5,123
Class C								
Beginning Balances	183,681	14,112	13,495	2,168	14,423	3,715	11,430	1,040
Shares sold	178,114	174,163	33,720	12,247	9,505	11,254	14,209	10,478
Distributions reinvested	—	—	—	—	—	—	—	—
Shares redeemed	(60,374)	(4,594)	(3,511)	(920)	(3,601)	(546)	(72)	(88)
Ending Balances	301,421	183,681	43,704	13,495	20,327	14,423	25,567	11,430

	PF Janus Growth LT Fund		PF Lazard International Value Fund		PF MFS Global Growth Fund		PF PIMCO Inflation Managed Fund (1)	
	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Period ended 3/31/2003
Class A								
Beginning Balances	896,084	951,073	826,623	704,668	549,549	617,508	611,735	—
Shares sold	55,506	102,538	2,274,633	729,553	668,284	494,408	266,307	631,493
Distributions reinvested	—	—	2,291	7,015	—	11,595	15,877	2,854
Shares redeemed	(75,096)	(157,527)	(2,174,126)	(614,613)	(601,548)	(573,962)	(24,777)	(22,612)
Ending Balances	876,494	896,084	929,421	826,623	616,285	549,549	869,142	611,735
Class B								
Beginning Balances	39,741	5,550	89,093	2,327	7,073	2,043	15,668	—
Shares sold	23,871	35,152	80,324	91,248	25,270	5,014	147,874	15,622
Distributions reinvested	—	—	294	233	—	43	1,517	46
Shares redeemed	(8,680)	(961)	(8,865)	(4,715)	(1,414)	(27)	(29,902)	—
Ending Balances	54,932	39,741	160,846	89,093	30,929	7,073	135,157	15,668
Class C								
Beginning Balances	82,377	8,107	191,224	12,922	9,692	1,001	46,773	—
Shares sold	53,975	77,927	184,445	186,266	38,734	8,802	435,223	49,393
Distributions reinvested	—	—	682	643	—	22	4,168	127
Shares redeemed	(29,112)	(3,657)	(24,789)	(8,607)	(2,755)	(133)	(138,040)	(2,747)
Ending Balances	107,240	82,377	351,562	191,224	45,671	9,692	348,124	46,773

(1) Operations commenced on December 31, 2002.

	PF PIMCO Managed Bond Fund		PF Pacific Life Money Market Fund		PF Putnam Equity Income Fund		PF Putnam Research Fund	
	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Period ended 3/31/2003
Class A								
Beginning Balances	1,795,231	3,357,105	13,089,685	27,053,979	1,114,198	1,041,437	1,505,477	1,501,874
Shares sold	2,208,447	1,205,919	14,578,561	7,721,450	49,521	86,086	45,382	6,409
Distributions reinvested	20,758	150,859	11,446	109,308	1,849	9,997	—	3,685
Shares redeemed	(2,549,162)	(2,918,652)	(13,512,412)	(21,795,052)	(20,443)	(23,322)	(736)	(6,491)
Ending Balances	1,475,274	1,795,231	14,167,280	13,089,685	1,145,125	1,114,198	1,550,123	1,505,477
Class B								
Beginning Balances	195,812	17,592	781,809	87,858	33,716	1,255	3,950	1,001
Shares sold	112,986	180,739	720,474	821,580	21,365	33,524	1,714	4,860
Distributions reinvested	3,044	9,191	101	247	44	113	—	2
Shares redeemed	(51,698)	(11,710)	(282,964)	(127,876)	(7,480)	(1,176)	—	(1,913)
Ending Balances	260,144	195,812	1,219,420	781,809	47,645	33,716	5,664	3,950
Class C								
Beginning Balances	450,834	37,632	1,073,151	74,661	68,200	3,885	12,680	1,001
Shares sold	304,158	412,387	1,986,514	1,497,246	53,514	66,711	3,545	11,678
Distributions reinvested	6,125	25,244	130	435	101	298	—	6
Shares redeemed	(207,855)	(24,429)	(1,375,833)	(499,191)	(14,542)	(2,694)	(1,260)	(5)
Ending Balances	553,262	450,834	1,683,962	1,073,151	107,273	68,200	14,965	12,680

	PF Salomon Brothers Large-Cap Value Fund		PF Van Kampen Comstock Fund (1)		PF Van Kampen Mid-Cap Growth Fund (1)	
	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003	Period ended 9/30/2003	Year ended 3/31/2003
Class A						
Beginning Balances	1,499,384	1,807,799	652,997	786,021	1,046,112	1,018,038
Shares sold	163,591	357,374	58,328	48,543	194,018	261,651
Distributions reinvested	1,990	14,406	—	4,947	—	121,267
Shares redeemed	(160,269)	(680,195)	(41,781)	(186,514)	(102,422)	(354,844)
Ending Balances	1,504,696	1,499,384	669,544	652,997	1,137,708	1,046,112
Class B						
Beginning Balances	122,759	13,840	24,782	9,208	99,558	7,378
Shares sold	84,484	114,122	31,154	17,823	88,752	93,422
Distributions reinvested	154	256	—	39	—	1,081
Shares redeemed	(20,239)	(5,459)	(2,164)	(2,288)	(17,985)	(2,323)
Ending Balances	187,158	122,759	53,772	24,782	170,325	99,558
Class C						
Beginning Balances	259,334	22,297	9,186	1,846	194,145	10,382
Shares sold	215,139	244,853	42,620	10,745	209,516	187,003
Distributions reinvested	335	864	—	64	—	3,296
Shares redeemed	(75,267)	(8,680)	(2,519)	(3,469)	(44,880)	(6,536)
Ending Balances	399,541	259,334	49,287	9,186	358,781	194,145

(1) On May 1, 2003 the PF Janus Strategic Value Fund and the PF MFS Mid-Cap Growth Fund changed their names to PF Van Kampen Comstock Fund and PF Van Kampen Mid-Cap Growth Fund, respectively.

On July 31, 2003, all shares outstanding owned by Pacific Asset Management LLC for the Pacific Funds were transferred to Pacific Life. As of September 30, 2003, Pacific Life owned the following percentage of shares outstanding of each of the Funds:

PF AIM Blue Chip	34.1%	PF PIMCO Managed Bond	0.0%
PF AIM Aggressive Growth	71.4%	PF Pacific Life Money Market	29.6%
PF INVESCO Health Sciences	70.5%	PF Putnam Equity Income	77.8%
PF INVESCO Technology	83.8%	PF Putnam Research	95.7%
PF Janus Growth LT	48.3%	PF Salomon Brothers Large-Cap Value	24.2%
PF Lazard International Value	35.2%	PF Van Kampen Comstock	65.4%
PF MFS Global Growth	73.8%	PF Van Kampen Mid-Cap Growth	34.3%
PF PIMCO Inflation Managed	37.9%		

10. TAX INFORMATION

For corporate shareholders, the percentage of investment income (dividend income plus short-term gains, if any) for each of the Funds that qualifies for the dividends-received deductions is as follows:

Funds	Percentage
PF MFS Global Growth	46.20%
PF Putnam Equity Income	44.17%
PF Salomon Brothers Large-Cap Value	100.00%
PF Van Kampen Comstock	60.10%
PF Van Kampen Mid-Cap Growth	6.20%

The PF PIMCO Managed Bond Fund designated $648,128 as long-term capital gain dividend during the year ended March 31, 2003.

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PACIFIC FUNDS
TRUSTEES AND OFFICERS INFORMATION

The business and affairs of the Funds are managed under the direction of the Board of Trustees under the Pacific Funds' Declaration of Trust. Information pertaining to the trustees and officers of the Funds is set forth below. Trustees who are not deemed to be "interested persons" of the Funds, as defined in the Investment Company Act of 1940 ("1940 Act"), are referred to as "Independent Trustees." Trustees who are deemed to be "interested persons" of the Funds are referred to as "Interested Trustees". The Funds' Statement of Additional Information (SAI) includes additional information about the trustees and is available without charge, upon request, by calling the Funds toll-free at 1-800-722-2333.

The address of each Independent Trustee, Interested Trustees, and officers, is c/o Pacific Funds, 700 Newport Center Drive, Newport Beach, CA 92660.

Name and Age	Position(s) with the Fund and Length of Time Served	Principal Occupation(s) (and certain additional occupation information) During Past 5 Years	Number of Funds/Portfolios in Fund Complex Overseen *(1)*
INDEPENDENT TRUSTEES			
Lucie H. Moore, 46	Trustee since 6/13/01	Trustee of Pacific Select Fund; Former partner (1994) with Gibson, Dunn & Crutcher (Law).	50
Richard L. Nelson, 73	Trustee since 6/13/01	Trustee of Pacific Select Fund; Former Trustee (2001) and Trustee Emeritus (2003) PIMCO Funds, Multi-Manager Series; Former Director (2000) of Wynn's International, Inc. (Industrial); Retired Partner (1983) with Ernst & Young LLP (Accounting).	50
Lyman W. Porter, 73	Trustee since 6/13/01	Trustee of Pacific Select Fund; Professor Emeritus of Management in the Graduate School of Management at the University of California, Irvine; Member of the Board of Trustees of the American University of Armenia; Former Trustee (2001) and Trustee Emeritus (2003) PIMCO Funds; Multi-Manager Series; Former Member (1995) of the Academic Advisory Board of the Czechoslovak Management Center; Former Dean (1983) of the Graduate School of Management, University of California, Irvine.	50
Alan Richards, 73	Trustee since 6/13/01	Trustee of Pacific Select Fund; Chairman of the Board and Director, NETirement.com, Inc. (retirement planning software); Chairman of of IBIS Capital, LLC (Financial); Former Trustee (2001) and Trustee Emeritus (2003) PIMCO Funds; Multi-Manager Series; Former Director (1998) of Western National Corporation (Insurance Holding Company); Retired Chairman (1986) of E.F. Hutton Insurance Group; Former Director (1986) of E.F. Hutton and Company, Inc. (Financial).	50

Name and Age	Position(s) with the Fund and Length of Time Served	Principal Occupation(s) (and certain additional occupation information) During Past 5 Years	Number of Funds/Portfolios in Fund Complex Overseen (1)
INTERESTED TRUSTEES & OFFICERS			
Thomas C. Sutton, 61 (2)	Chairman of the Board and Trustee since 6/13/01	Chairman of the Board, Director and Chief Executive Officer of Pacific Life, Pacific Mutual Holding Company and Pacific LifeCorp; and similar positions with other subsidiaries and affiliates of Pacific Life; Director of Newhall Land & Farming; Director of The Irvine Company (Real Estate); Director of Edison International (Utilities); Former Management Board Member of PIMCO Advisors L.P. (1997); Former Equity Board Member of PIMCO Advisors L.P. (1997).	50
Glenn S. Schafer, 54 (2)	President and Trustee since 6/13/01	President and Director of Pacific Life, Pacific Mutual Holding Company and Pacific LifeCorp and similar positions with other subsidiaries and affiliates of Pacific Life; President of Pacific Select Fund; Director of Beckman Coulter, Inc.; Former Management Board Member of PIMCO Advisors L.P. (2000); Former Equity Board Member of PIMCO Advisors L.P. (1997).	15
Brian D. Klemens, 47	Vice President and Treasurer since 6/13/01	Vice President and Treasurer of Pacific Life, Pacific Mutual Holding Company, Pacific LifeCorp and similar positions with other subsidiaries and affiliates of Pacific Life (12/98 to present); Assistant Vice President and Assistant Controller (4/94 to 12/98) of Pacific Life; Vice President and Treasurer of Pacific Select Fund.	N/A
Diane N. Ledger, 64	Vice President and Assistant Secretary since 6/13/01	Vice President, Variable Regulatory Compliance of Pacific Life and Pacific Life & Annuity Company, and Vice President and Assistant Secretary of Pacific Select Fund.	N/A
Robin S. Yonis, 48	Vice President and General Counsel since 6/13/01	Assistant Vice President and Investment Counsel of Pacific Life.	N/A
Audrey L. Milfs, 57	Secretary since 6/13/01	Vice President, Director and Corporate Secretary of Pacific Life, Vice President and Secretary of Pacific Mutual Holding Company, Pacific LifeCorp and similar positions with other subsidiaries of Pacific Life; Secretary of Pacific Select Fund.	N/A

(1) In addition to Pacific Funds (15 Funds), each trustee also serves as a trustee of the Pacific Select Fund (35 Portfolios) (collectively "Fund Complex").

(2) Mr. Sutton and Mr. Schafer are interested persons of the Funds (as that term defined in the Investment Company Act) because of their positions with Pacific Life as shown above.

PACIFIC FUNDS
SEMI-ANNUAL REPORT
as of September 30, 2003

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626

COUNSEL

Dechert LLP
1775 Eye Street, N.W.
Washington, D.C. 20006-2401

PACIFIC FUNDS
P.O. Box 9768
Providence, RI 02940-9768

ADDRESS SERVICE REQUESTED

3167-3A